IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.1 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Third Century Bancorp
(Exact Name of Registrant as Specified in Charter)

0001282847
(Registrant's CIK Number)

Exhibit 99.1 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-113691
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Indiana, on April 23, 2004.

THIRD CENTURY BANCORP

By: Robert D. Heuchan
Robert D. Heuchan
President and Chief Executive Officer

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Third Century Bancorp
Franklin, Indiana

As Of:
February 27, 2004

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Third Century Bancorp
Franklin, Indiana

As Of:
February 27, 2004

KELLER & COMPANY, INC.
Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)

March 18, 2004

Board of Directors
Mutual Savings Bank
80 East Jefferson St.
Franklin, IN 46131

To the Board:

We hereby submit an independent appraisal of the pro forma market value of the to-be-issued stock of Third Century Bancorp (the "Corporation"), which is the newly formed holding company of Mutual Savings Bank ("Mutual" or the "Bank"). The Corporation will hold all of the shares of the common stock of the Bank. Such stock is to be issued in connection with the Bank's conversion from a state chartered mutual savings bank to a state chartered stock savings bank in accordance with the Bank's plan of conversion. This appraisal was prepared and provided to the Bank in accordance with the conversion requirements and regulations of the Federal Deposit Insurance Corporation and the Indiana Department of Financial Institutions.

Keller & Company, Inc., as described in more detail in Exhibit A, is an independent, full-service, financial institution consulting firm that serves both thrift institutions and banks, specializing in conversion and reorganization appraisals, fairness opinions, stock valuations, business and strategic plans and market studies. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Mutual and the material provided by the independent auditor, BKD LLP, Indianapolis, Indiana, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Mutual, with the law firm of Barnes & Thornburg, Indianapolis, Indiana, the Bank's conversion counsel, and with BKD LLP. Further, we viewed the Bank's local economy and primary market area.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock in this reorganization and public offering will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required, giving consideration to any new developments in the Bank's operation that have an impact on its operations or financial condition, further recognizing any changes in general market conditions and pertinent changes in the market for publicly-traded thrift institutions. Based on the material effect of any such developments and changes on the pro forma market value of the Corporation as opined in this report, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of February 27, 2004, the pro forma market value or appraised value of Third Century Bancorp was $12,500,000. Further, a range for this valuation is from a minimum of $10,650,000 to a maximum of $14,375,000, with a maximum, as adjusted, of $16,531,250.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL
EXHIBITS

INTRODUCTION

Keller & Company, Inc. ("Keller") is an independent consulting and appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Third Century Bancorp (the "Corporation"), an Indiana corporation, which was formed in February 2004 as a holding company to own all of the to-be-issued shares of common stock of Mutual Savings Bank ("Mutual" or the "Bank), Franklin, Indiana. The stock is to be issued in connection with the Bank's Application for Approval of Conversion from a state chartered mutual savings bank to a state chartered stock savings bank. The Application is being filed with the Federal Deposit Insurance Corporation ("FDIC"), the Securities and Exchange Commission ("SEC") and the Indiana Department of Financial Institutions. In accordance with the Bank's conversion, there will be a simultaneous issuance of all the Bank's stock to the Corporation, which will be formed by the Bank. Such Application for Conversion has been reviewed by Keller, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Barnes & Thornburg, Indianapolis, Indiana.

This conversion appraisal was prepared based on guidelines entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," and the Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Bank after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arms-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Bank in the conversion are sold in noncontrol blocks.

Introduction (cont.)

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended December 31, 1999 through December 31, 2003, and discussed them with Mutual's management and with Mutual's independent auditors, BKD, LLP, Indianapolis, Indiana, and Woodbury & Company, Franklin, Indiana. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Bank's preliminary Form SB-2 and the Bank's preliminary Form AC and discussed them with management and with the Bank's conversion counsel.

We have visited Mutual's home office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area encompassing Johnson County, Indiana, and analyzed the Bank's primary market area relative to Indiana and the United States. We have also examined the competitive market within which Mutual operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key characteristics, both positive and negative.

We have given consideration to the current market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Mutual to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock in the Corporation will subsequently be able to sell shares in the Corporation at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF MUTUAL SAVINGS BANK

GENERAL

Mutual Savings Bank was organized as a state chartered building and loan association in 1890. The Bank later converted to a state chartered savings bank in 1994 and changed its name to Mutual Savings Bank.

Mutual conducts its business from its six offices, including its home office and three branches in Franklin, Indiana, and its branches in Nineveh and Trafalgar. The Bank also serves the public through its wholly-owned subsidiary, Mutual Financial Services, Inc. ("MFSI"). MFSI is involved in providing insurance services, including mortgage life insurance to loan customers and operates from the Bank's six offices. The Bank's primary lending area is comprised of Johnson County and extends into portions of the surrounding counties.

Mutual's deposits are insured up to applicable limits by the FDIC in the Savings Association Insurance Fund ("SAIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Mutual is a member of the Federal Home Loan Bank (the "FHLB") of Indianapolis and is regulated by the FDIC. As of December 31, 2003, Mutual had assets of $106,561,000, deposits of $78,708,000 and retained earnings of $8,040,000.

Mutual is a community oriented financial institution which has been engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area. Mutual has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, commercial real estate loans, commercial business loans, multi-family loans, construction loans, commercial loans and consumer loans. Residential mortgage loans secured by one- to four-family dwellings represented 48.1 percent of its loan originations during the year ended December 31, 2002, and a larger 58.9 percent of its loan originations during the year ended December 31, 2003. Commercial real estate loan originations represented a moderate 13.4 percent and 14.2 percent of total originations for the same respective time periods. Consumer loans represented 18.1 of loan originations percent in fiscal 2002 and commercial business loans represented a moderate 16.2 percent of total loan originations in 2002 with their shares representing 12.2 percent and 8.1 percent, respectively, for the fiscal year ended December 31, 2003.

At December 31, 2003, 57.3 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, compared to a lesser 51.1 percent at December 31, 2002, with the primary source of funds to originate loans being retail deposits from residents in its local communities. The Bank is also an originator of construction loans, commercial real estate loans, multi-family loans, home equity loans, commercial business loans and consumer loans. Consumer loans include home equity loans, automobile loans, loans on savings accounts, credit card loans and other secured and unsecured personal loans and represented 9.5 percent of gross loans as of December 31, 2003, and a larger 11.3 percent at December 31, 2002.

The Bank had $5.4 million, or a modest 5.1 percent of its assets in cash and investments, including interest-bearing deposits but excluding FHLB stock which totaled $975,000 and representing 0.9 percent of assets at December 31, 2003. The Bank's investment securities totaled $689,000 and included U.S. government agency securities and corporate obligations with the balance of investments comprised of interest-bearing deposits. Deposits, loan payments and equity have been the primary sources of funds for the Bank's lending and investment activities.

The Bank's amount of stock to be sold in the public offering will be $12,500,000 or 1,250,000 shares at $10 per share based on the midpoint of the appraised value with net conversion proceeds of $11,930,000 reflecting conversion expenses of approximately $570,000. The ESOP will represent 8.0 percent of the gross shares issued or 100,000 shares at $10 per share, representing $1.0 million. The Bank's net proceeds will be used to originate residential and nonresidential mortgage loans and home equity loans and initially invested in short term investments. The Bank may also use the proceeds to expand services, expand operations or

General (cont.)

acquire other financial service organizations, further diversification into other businesses, or for any other purposes authorized by law but has no plan to pursue these other services.

Mutual has seen a minimal increase in deposits from December 31, 2002, to December 31, 2003, with deposits increasing 0.7 percent from December 31, 2002, to December 31, 2003. From December 31, 2001, to December 31, 2002, deposits decreased by 0.8 percent, compared to a 12.1 percent increase in fiscal 2001. The Bank has witnessed an increase in its one- to four-family portfolio, its construction loans and its commercial real estate loans with a minimal increase in its consumer loan portfolio and commercial business loans from December 31, 2002, to December 31, 2003. The Bank has also witnessed an increase in its net interest margin but a decrease in its equity to assets ratio. Equity to assets decreased from 7.82 percent of assets at December 31, 2002, to 7.54 percent at December 31, 2003, with the decrease due to the Bank's stronger growth in assets.

Mutual's primary lending strategy has been to focus on the origination of one- to four-family mortgage loans, including construction loans, commercial real estate loans, commercial business loans and consumer loans.

Mutual's share of one- to four-family mortgage loans has increased modestly, from 51.1 percent of gross loans at December 31, 2002, to 57.3 percent as of December 31, 2003. Commercial real estate loans increased in dollars but decreased in their share of loans from 17.0 percent to 15.9 percent of gross loans from December 31, 2002, to December 31, 2003. All types of real estate loans as a group increased modestly from 77.6 percent of gross loans in 2002 to 83.3 percent at December 31, 2003. The share of commercial business loans decreased modestly from 11.1 percent of loans at December 31, 2002, to 7.2 percent at December 31, 2003. The increase in the share of real estate loans was offset by the Bank's decrease in consumer loans which decreased from 11.3 percent of loans at December 31, 2002, to 9.5 percent of loans at December 31, 2003, and the decrease in commercial loans from 11.1 percent at December 31, 2002, to 7.2 percent at December 31, 2003.

General (cont.)

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry and also in recognition of the Bank's growth in commercial real estate loans and modestly higher level of nonperforming assets. At December 31, 2003, Mutual had $1,055,000 in its loan loss allowance, representing 1.08 percent of gross loans and 245.9 percent of nonperforming assets, which increased from $884,000 and represented a similar 1.10 percent of gross loans and a higher 309.09 percent of nonperforming assets at December 31, 2002.

Interest income from loans and investments has been the basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on strengthening the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's noninterest expenses.

PERFORMANCE OVERVIEW

Mutual's financial position at year end December 31, 2002 and 2003, is highlighted through the use of selected financial data in Exhibit 5 as well as Exhibits 1 through 4. Mutual has focused on strengthening its dollar equity position, increasing its loans, decreasing its investment portfolio, maintaining its deposit base, and increasing its FHLB advances. Mutual experienced a moderate increase in assets in 2002, followed by a larger increase in assets in 2003 of 10.4 percent, with deposits decreasing slightly in 2002 and then increasing slightly in 2003 with a moderate increase in its dollar equity over these periods. The larger increase in assets in the fiscal year ended December 31, 2003, was the result of an increase in residential mortgage loans.

Mutual witnessed an increase in assets of $10.1 million or 10.4 percent from December 31, 2002, to December 31, 2003, from $96.5 million to $106.6 million. For the fiscal year ended December 31, 2002, the Bank's assets increased a smaller $5.4 million or 5.9 percent from $91.1 million to $96.5 million.

The Bank's net loan portfolio, including mortgage loans and nonmortgage loans, increased from $79.3 million at December 31, 2002, to $97.0 million at December 31, 2003, representing a total increase of $17.7 million, or 22.3 percent. The increase was primarily the result of a $14.0 million increase in one- to four-family loans and a $2.0 million increase in commercial real estate loans. For the year ended December 31, 2002, loans increased $6.6 million or 9.0 percent.

Mutual has pursued obtaining funds through deposits and FHLB advances in accordance with the demand for loans and the change in the Bank's share of investment securities. The Bank's competitive rates for savings in its local market in conjunction with its focus on service and a convenient office network have been the sources for attracting retail deposits. Deposits increased $581,000 or 0.7 percent from December 31, 2002, to December 31, 2003. For the year ended December 31, 2002, deposits decreased $613,000 or 0.8 percent. The Bank's FHLB advances increased from $5.0 million at December 31, 2001, to $10.5 million at December 31, 2002, and then increased to $19.5 million at December 31, 2003.

Performance Overview (cont.)

Mutual witnessed an increase in its dollar equity from December 31, 2002, to December 31, 2003, and also from December 31, 2001 to 2002. At December 31, 2001, the Bank had equity of $6.9 million representing a 7.61 percent equity to assets ratio and then equity increased to $7.5 million at December 31, 2002, and representing a higher 7.82 percent equity to assets ratio. At December 31, 2003, equity increased to $8.0 million, representing a slightly lower 7.54 percent of assets. The overall stability in the equity to assets ratio from December 31, 2001, to December 31, 2003, is primarily the result of the Bank's earnings performance being offset by strong growth in assets. Equity increased 15.9 percent from December 31, 2001, to December 31, 2003, representing an average annual increase of 8.0 percent, while equity increased a lesser 6.6 percent in fiscal 2003.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Mutual, reflecting the Bank's income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 2002 and 2003.

Mutual witnessed a modest increase in its dollar level of interest income from December 31, 2002, to December 31, 2003. Interest income increased from $5.8 million in 2002 to $6.0 million in 2003, representing an increase of $172,000 or 2.9 percent.

The Bank's dollar level of interest expense experienced a decrease from fiscal year 2002 to 2003. Interest expense decreased from $2.3 million in 2002 to $2.0 million, representing a decrease of $303,000 or 13.4 percent. The $303,000 decrease in interest expense compares to a dollar increase in interest income of $172,000. Such increase in interest income in 2003 with the decrease in interest expense, resulted in a moderate dollar increase in annual net interest income of $475,000 or 13.3 percent for the fiscal year ended December 31, 2003, and a noticeable increase in net interest margin. Net interest income increased from $3,583,000 in

2002, to $4,058,000 in 2003. The increase in net interest margin was the result of a slight decrease in the yield on interest-earning assets offset by a moderate decrease in the cost of interest-bearing liabilities.

The Bank has made provisions for loan losses in each of the past two fiscal years of 2002 and 2003. The amounts of those provisions were determined in recognition of the Bank's balances of nonperforming assets, charge-offs, real estate owned and repossessed assets, the Bank's mix of loans, loan growth and industry norms. The loan loss provisions were $140,000 in 2002 and $200,000 in 2003. The impact of these loan loss provisions has been to provide Mutual with a general valuation allowance of $1,055,000 at December 31, 2003, or 1.08 percent of gross loans and 245.92 percent of nonperforming loans and nonperforming assets.

Total other income or noninterest income indicated an increase from fiscal year 2002 to 2003. Noninterest income in fiscal year 2002 was $742,000 or 0.77 percent of assets, including $178,000 in charges on deposit accounts, $233,000 in other service charges and fees, $126,000 in fiduciary activities, $49,000 in gains on loan sales, $83,000 in merchant processing fees and $73,000 in other income. Noninterest income in 2003 was a similar $724,00 or 0.68 percent of assets, including $204,000 in charges on deposit accounts, $223,000 in other service charges and fees, $72,000 in gains on sale of loans, $81,000 in fiduciary activities, $101,000 in merchant processing fees and $43,000 in other income. The average noninterest income for the past two fiscal years was $733,000 or 0.72 percent of average assets. Noninterest income consists of the normal service fees and charges, loan fees, gains on the sale of assets and other income and also includes the Bank's fees for trust services and credit card fees.

The Bank's general and administrative expenses or noninterest expenses increased from $3,173,000 for the fiscal year of 2002 to $3,756,000 for the fiscal year ended December 31, 2003. The increase includes a one-time charge of $117,000 related to the Bank's service bureau conversion expense, resulting in a lesser $3,639,000 in core operating expenses in 2003, which will be the focus of our discussion. The dollar increase in core noninterest expenses was

Income and Expense (cont.)

$466,000 from 2002 to 2003, representing an increase of 14.7 percent. The increase in noninterest expenses was primarily due to increases in staffing expenses, which increased $334,000 or 18.7 percent in 2003. On a percent of average assets basis, operating expenses increased from 3.18 percent of average assets for the fiscal year ended December 31, 2002, to 3.58 percent for the fiscal year ended December 31, 2003, based on core operating expenses.

The net earnings position of Mutual has indicated moderate earnings in the past two fiscal years ended December 31, 2002 and 2003. The Bank had earnings of $610,000 in fiscal 2002, representing a 0.61 percent return on assets. The earnings for fiscal year 2003 was a lesser $495,000, representing a return on average assets of 0.48 percent. The earningsin 2003 were impacted by the one-time service bureau conversion expense. The Bank's core ROAA in 2003 was a higher 0.56 percent.

Exhibit 7 provides the Bank's normalized earnings or core earnings for fiscal years 2002 and 2003. The Bank's normalized earnings eliminate any nonrecurring income and expense items. In fiscal year 2002, there were no income or expense adjustments. In fiscal year 2003, there was a $117,000 reduction in noninterest expenses to eliminate the one-time service bureau conversion expense. The impact of this adjustment resulted in an increase in net income from $495,000 to $565,000.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on average assets has been lower than industry averages of the past two fiscal years. The return on assets was 0.61 percent in 2002 and a lower 0.48 percent in 2003. It was a larger 0.56 percent in 2003, based on core earnings.

The Bank's average net interest rate spread increased from 3.13 percent in fiscal year 2002 to 3.79 percent in fiscal year 2003. The Bank's net interest margin indicated a similar overall trend, increasing from 3.69 percent in fiscal year 2002 to 4.04 percent in fiscal year 2003.

Income and Expense (cont.)

Mutual's net interest rate spread increased 66 basis points in 2003 to 3.79 percent. The Bank's net interest margin indicated a more moderate increase of 35 basis points to 4.04 percent in 2003.

The Bank had moderate returns on equity in 2002 and 2003. The return on equity decreased from 8.29 percent in 2002 to 6.22 percent in fiscal year 2003. The core return on equity in 2003 was a higher 7.04 percent.

Mutual's ratio of interest-earning assets to interest-bearing liabilities decreased from 124.24 percent at December 31, 2002, to 112.82 percent at December 31, 2003. The Bank's decrease in its ratio of interest-earning assets to interest-bearing liabilities at December 31, 2003, is primarily the result of the Bank's stronger growth in assets and rise in FHLB advances.

The Bank's ratio of noninterest expenses to average assets increased from 3.18 percent in fiscal year 2002 to a higher 3.63 percent in fiscal year 2003, due to increases in compensation expenses. The Bank's core operating expenses to average assets ratio in 2003 was a lower but still high 3.58 percent. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 56.8 percent with the lower the ratio indicating higher efficiency. The Bank has been characterized with a lower degree of efficiency historically reflected in its higher efficiency ratio, which increased from 73.36 percent in 2002 to 78.54 percent in 2003. The efficiency ratio is a lesser 76.10 percent in 2003, based on core expenses.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. Mutual witnessed a modest increase in its nonperforming asset ratio from 2002 to 2003. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans, real estate owned and repossessed assets. Mutual's nonperforming assets consist of loans delinquent 90 days or more. The ratio of nonperforming assets to total assets was 0.30 percent at December 31, 2002, and increased to 0.40 percent at December 31, 2003.

Income and Expense (cont.)

The Bank's ratio of allowance for loan losses to loans was 1.10 percent of loans at December 31, 2002, and decreased slightly to 1.08 percent at December 31, 2003, due to the Bank's increase in loans rather than a decrease in the Bank's allowance for loan losses. As a percentage of nonperforming loans, Mutual's allowance for loan losses was 532.53 percent at December 31, 2002, and a lesser 245.92 percent at December 31, 2003.

Exhibit 9 provides the changes in net interest income due to rate changes and volume changes for the fiscal year of 2003. In fiscal year 2003, net interest income increased $474,000, due to an increase in interest income of $171,000, combined with a decrease in interest expense of $303,000. The increase in interest income was due to an increase due to volume of $517,000 reduced by a decrease due to rate of $346,000. The change in interest expense was due to an increase due to a change in volume of $410,000, more than offset by a decrease due to a change in rate of $713,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2002 and 2003, and at December 31, 2003, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Mutual's weighted average yield on its loan portfolio decreased 29 basis points from fiscal year 2002 to 2003, from 6.73 percent to 6.44 percent, and then decreased 45 basis points to 5.99 percent at December 31, 2003. The yield on FHLB stock decreased 133 basis points from fiscal year 2002 to fiscal year 2003, from 6.00 percent to 4.67 percent and then increased 113 basis points to 5.80 percent at December 31, 2003. The yield on investment securities decreased 113 basis points from 2.85 percent in 2002 to 1.72 percent in fiscal year 2003 and then decreased 29 basis points to 1.43 percent at December 31, 2003. The yield on interest-bearing deposits decreased 54 basis points from fiscal year 2002 to 2003, from 1.30 percent to 0.76 percent and then increased 19 basis points to 0.95 percent at December 31, 2003. The combined weighted average yield on all interest-earning assets decreased 4 basis points to 5.98 percent from 2002 to 2003, reflecting the Bank's decreases in yields on loans, securities and interest-bearing deposits. The yield on interest-earning assets at December 31, 2003, was a moderately lower 5.70 percent.

Mutual's weighted average cost of interest-bearing liabilities decreased 70 basis points to 2.19 percent from fiscal year 2002 to 2003, which was greater than the Bank's 4 basis point decrease in yield, resulting in an increase in the Bank's interest rate spread of 66 basis points from 3.13 percent to 3.79 percent from 2002 to 2003. At December 31, 2003, the Bank's cost of funds decreased 26 basis points to 1.93 percent, compared to a 28 basis point decrease in yield on interest-earning assets, resulting in a lower net interest rate spread by 2 basis points to 3.79 percent. The Bank's net interest margin increased from 3.69 percent in fiscal year 2002 to 4.04 percent in fiscal year 2003, representing an increase of 35 basis points.

INTEREST RATE SENSITIVITY

Mutual has monitored its interest rate sensitivity position and focused on maintaining a reasonable level of rate sensitive assets. Mutual has recognized the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, the industry has taken steps during the past few years to reduce their gap position enhanced by the significant decrease in interest rates in the market. Such a strategy often results in a decline in the institution's net interest margin and overall earnings performance. Mutual has responded to the interest rate sensitivity issue by maintaining a higher share of short term consumer loans and a adjustable-rate commercial real estate loans.

The Bank measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Bank is calculated on a quarterly basis, by Baxter Capital Management ("Baxter"), as well as the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in the NPV ratio under changing rates is reflective of the Bank's interest rate risk exposure referred to as the sensitivity measure, based on a 300 basis point increase in interest rates and a 75 basis point decrease in interest rates as used by Baxter.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Bank's NPV ratios as of December 31, 2002 and December 31, 2003, and the change in the Bank's NPV under rising and declining interest rates. Such calculations are provided by Baxter, and the focus of this exposure table is a 300 basis point rise in interest rates. Due to the current low interest rates at December 31, 2003, the index used by Baxter in the interest rate risk exposure calculations is below 2.0 percent and therefore a rate change downward is limited to 75 basis points as shown in Exhibit 11.

The Bank's change in its NPV at December 31, 2003, based on a rise in interest rates of 300 basis points was a 33.3 percent decrease, representing a dollar decrease in equity value of $2,983,000. In contrast, based on a decline in interest rates of 75 basis points, the Bank's NPV was estimated to experience a modest decrease of $342,000 at December 31, 2003, representing 3.8 percent. The Bank's post Shock NPV ratio at December 31, 2003, is 5.90 percent, down from

Interest Rate Sensitivity (cont.)

8.80 percent at December 31, 2002, based on a 300 basis point rise in rates. The Bank's sensitivity measure based on a 300 basis point rise in rates is a decrease of 269 basis points, up significantly from a negative 98 basis points at December 31, 2002. The Bank's interest rate risk at December 31, 2003, reflects a higher risk and exceeds the Bank's interest rate risk limits.

The Bank is aware of its higher interest rate risk exposure under rapidly rising rates. Due to Mutual's recognition of the need to control its interest rate exposure as well as enhance earnings, the Bank has focused more on the origination of adjustable-rate commercial real estate loans accented by short-term consumer loans, adjustable-rate home equity loans and short- term construction loans. The Bank will continue to focus more on the origination of adjustable-rate loans for its portfolio combined with the plan to sell a major share of its fixed-rate mortgage loans in the secondary market.

LENDING ACTIVITIES

Mutual has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, combined with relatively strong activity in the origination of commercial real estate loans, construction loans, commercial business loans and consumer loans, including home equity loans. Exhibit 12 provides a summary of Mutual's loan portfolio, by loan type, at December 31, 2002 and 2003.

Residential loans secured by one- to four-family dwellings was the primary loan type representing 57.3 percent of the Bank's gross loans as of December 31, 2003. This share has seen a modest increase from 51.1 percent at December 31, 2002. The second largest real estate loan type as of December 31, 2003, was commercial real estate loans, which comprised a moderate 15.9 percent of gross loans, compared to a slightly higher 16.9 percent as of December 31, 2002, making it the second largest real estate loan category in 2002, as well. The third largest real estate loan category as of December 31, 2003, was construction loans which comprised a modest 5.5 percent of loans compared to a larger 5.9 percent at December 31, 2002. Construction loans were the third largest real estate loan category in 2002. The three major real estate loan categories in 2003 represented 78.6 percent of gross loans at December 31, 2003, compared to a lesser 73.9 percent of gross loans at December 31, 2002.

Commercial business loans represented a moderate size loan category for Mutual. Commercial loans totaled $7.1 million and represented 7.2 percent of gross loans at December 31, 2003, compared to a larger $8.9 million or 11.1 percent of gross loans at December 31, 2002. The consumer loan category was the remaining key loan type at December 31, 2003, and represented a moderate 9.5 percent of gross loans, compared to a larger 11.3 percent at December 31, 2002. Consumer loans include home equity loans, home improvement loans, loans on savings accounts, automobile loans, credit card loans and secured and unsecured personal loans. The overall mix of loans has witnessed moderate changes from fiscal year-end 2002 to 2003, with the Bank having increased its share of one- to four-family loans and land loans and decreased its shares of consumer loans, construction loans, commercial business loans and commercial real estate loans.

The emphasis of Mutual's lending activity has been the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Mutual's primary market area, which is focused on Johnson County and extends into the surrounding counties for lending. At December 31, 2003, 57.3 percent of Mutual's gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers various types of adjustable-rate mortgage loans, ("ARMs"), including one-year, three-year, five-year and seven-year ARMs with rates adjusting at the end of the initial period and then annually thereafter. The interest rates on ARM loans are indexed to the one-year U.S. treasury yield adjusted to a constant maturity. The ARM loans have a maximum rate adjustment of 2.0 percent for each adjustment period and 5.0 percent over the life of the loan. The Bank's primary mortgage loan product is the fixed-rate mortgage loans with 70.5 percent of

Mutual's mortgage loan portfolio being fixed-rate loans and over 84.0 percent of its one-to four-family loans being fixed-rate. Fixed-rate mortgage loans have a maximum term of 30 yeas, however, most mortgage loans have actual terms ranging from 15 years to 30 years. All of the Bank's fixed-rate mortgage loans conform to Freddie Mac underwriting standards with the Bank having sold a major share of its fixed-rate, residential mortgage loans originated in the past few years. The Bank normally sells those fixed-rate residential mortgage loans with terms of greater than 12 years in the secondary market. The Bank services the fixed-rate, residential mortgage loans it sells. The Bank plans to decrease its share of fixed-rate, residential mortgage loans in its portfolio in the future.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent. The Bank does make loans up to 95 percent of loan-to-value ratio and does require private mortgage insurance for the amount in excess of the 80 percent loan-to-value ratio. The Bank requires the borrower to obtain title insurance, and also requires that fire and extended coverage casualty insurance be maintained in an amount equal to at least the lesser of the loan balance or the replacement cost of the improvements on the property. The Bank requires an appraisal for all mortgage loans to comply with secondary market standards. Appraisals are conducted by independent outside appraisers approved by the board of directors. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership.

Mutual has also been an originator of commercial real estate loans and multi-family loans. The Bank will continue to make commercial real estate loans and multi-family loans in the future. The Bank had a total of $15.6 million in commercial real estate loans at December 31, 2003, representing 15.9 percent of gross loans, compared to $13.6 million or 16.9 percent of gross loans at December 31, 2002. The Bank had a much smaller $363,000 in multi-family loans at December 31, 2003, representing only 0.4 percent of gross loans. The major portion of commercial real estate loans are secured by small office buildings, retail facilities, churches and

Lending Activities (cont.)

other commercial properties. Most of the commercial real estate loans are fully amortizing based on a 15-year term but can be offered with a 20-year term. The Bank offers both adjustable-rate and fixed-rate commercial real estate loans and multi-family loans with the interest rate on adjustable-rate loans tied to the prime rate. The maximum loan-to-value ratio is normally 80.0 percent.

The Bank also originates construction loans for residential construction with a focus on the construction/permanent loan. Construction loans totaled $5.4 million as of December 31, 2003, or 5.5 percent of loans, increasing from $4.8 million at December 31, 2002. The interest rate on construction loans is based on rates on residential mortgage loans, and the loan-to-value ratio does not exceed 80.0 percent of the lower of cost or the appraised value. Interest-only payments are required during the construction period of normally six months and then the construction loans convert to a permanent loan, requiring principal and interest payments. The Bank also offers construction loans to builders and developers on a speculative basis. These loans are structured as a short-term loan with the rate being adjustable and based on the Bank's internal cost of funds with the interest payable quarterly.

Mutual originates commercial business loans to local businesses within the Bank's market area. Commercial business loans include installment loans, lines of credit and other commercial loans are that normally secured by assets other than real estate. Commercial business loans totaled $7.1 million at December 31, 2003, and represented 7.2 percent of total loans. Commercial business loans have terms of up to ten years with fixed or adjustable rates with adjustable rates tied to prime, with most business loans having adjustable rates. Interest payments are required for the term of the loan based on an amortization schedule of up to ten years. Mutual makes secured and unsecured commercial business loans for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes.

Lending Activities (cont.)

Mutual also offers home equity loans secured by first and second mortgages. Home equity loans totaled $3.4 million at December 31, 2003, and a similar $3.1 million at December 31, 2002. Home equity loans represented 3.5 percent of total loans at December 31, 2003. Home equity loans have a maximum loan-to-value ratio of 80.0 percent, including the first mortgage.

Mutual originates other consumer loans with over 54.0 percent of consumer loans consisting of automobile loans at December 31, 2003. The Bank's other consumer loans totaled $5.9 million and represented 6.0 percent of loans at December 31, 2003. In addition to automobile loans and credit card loans, other consumer loans consist of loans on savings accounts, home improvement loans and secured and unsecured personal loans. While the balance of consumer loans is relatively large for Mutual, the balance of consumer loans has decreased slightly from $6.0 million at December 31, 2002.

Exhibit 13 provides a loan maturity schedule of Mutual's loans, indicating a strong majority of loans with maturities of eleven years to twenty years. The Bank had a moderate 13.1 percent of its loans at December 31, 2003, due in one year or less with a lesser 8.5 percent due in more than one to five years for a combined total of 21.6 percent. The Bank's largest share of loans representing 49.2 percent of loans is due in eleven years to twenty years. The Bank has $58.1 million or 68.1 percent of its loans due after December 31, 2003, with fixed rates and $27.1 million or 31.9 percent with adjustable rates.

As indicated in Exhibit 14, Mutual experienced a strong increase in its one- to four-family loan originations, responsible for a moderate increase in total loan originations from fiscal year 2002 to 2003. Total loan originations in fiscal year 2002 were $35.3 million compared to $44.9 million in fiscal year 2003, reflective of a higher balance of one- to four-family loans and commercial real estate loans with decreases in home equity, consumer and commercial business loans. The increase in one- to four-family loan originations from 2002 to 2003 of $9.4 million constituted 99.0 percent of the $9.5 million aggregate increase in total loan originations from

Lending Activities (cont.)

2002 to 2003, with commercial real estate loans increasing $1.6 million or 17.2 percent of the total increase, while commercial business loans decreased $2.1 million and other consumer loans decreased $807,000. Loan originations on one- to four-family residences totaled $26.4 million in fiscal year 2003, and a lesser $17.0 million in fiscal year 2002. The second largest category of loan originations in fiscal 2003 was commercial real estate loans, which totaled $6.4 million in fiscal 2003 compared to $4.7 million in fiscal 2002.

Overall, loan originations exceeded principal payments, loan sales, loan repayments and other deductions in each period. For the fiscal year ended December 31, 2002, originations exceeded reductions by $5.7 million and a much larger $17.6 million in fiscal year 2003, due to higher originations and lower principal payments.

NONPERFORMING ASSETS

Mutual understands asset quality and risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country, particularly in the past year. A number of financial institutions have been confronted with increases in their nonperforming assets and have been forced to recognize loan losses and set aside higher valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including commercial real estate loans and multi-family loans, sub-prime loans, automobile loans, etc. Mutual has also been successful in controlling its nonperforming assets, recognizing the higher risk nature of a portion of its loan portfolio.

Exhibit 15 provides a summary of Mutual's delinquent loans at December 31, 2002, and December 31, 2003, indicating a lower balance of delinquent loans relative to the industry. The Bank had $429,000 or 0.44 percent of gross loans delinquent 90 days or more at December 31,

Nonperforming assets (cont.)

2003, with $359,000 in construction loans and $70,000 in one- to four-family loans. Loans delinquent 30 to 89 days totaled $1,220,000 at December 31, 2003, or 1.24 percent of gross loans with $845,000 in one- to four-family loans, $30,000 in construction loans and $102,000 in home equity loans, with these three loan categories representing 88.3 percent of delinquent loans.

Mutual's board reviews all loans delinquent 30 days or more on a monthly basis to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 30 days, the Bank sends the borrower a late payment notice. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 30 days and 60 days of delinquency. When the loan becomes delinquent at least 90 days, the Bank will present the loan to the Asset Classification Committee. If the borrower does not cure the default within 15 days, the Bank will normally initiate foreclosure proceedings. The Bank does not normally accrue interest on loans past due 90 days or more unless the loan is adequately collateralized and in the process of collection. Most loans delinquent 90 days or more are placed on a nonaccrual status, and at that point in time the Bank pursues foreclosure procedures.

Exhibit 16 provides a summary of Mutual's nonperforming assets at December 31, 2003, and at December 31, 2002. Nonperforming assets consist of loans 90 days or more past due, nonaccruing loans and real estate owned, referred to as foreclosed assets. The Bank had nonperforming assets totaling $429,000, comprised of loans delinquent 90 days or more at December 31, 2003, up from $286,000 at December 31, 2002. Nonperforming assets represented 0.40 percent of assets and 0.44 percent of loans at December 31, 2003, up from 0.30 percent of assets and 0.36 percent of loans at December 31, 2002. The Bank historically has carried a lower level of nonperforming assets.

Mutual's nonperforming assets were much lower than its classified assets. The Bank's classified assets were $1,994,000 or 1.87 percent of assets at December 31, 2003 and a much lower $258,000 or 0.27 percent of assets at December 31, 2002 (reference Exhibit 17). The

Nonperforming assets (cont.)

Bank's classified assets consisted of $1,950,000 in substandard assets, $30,000 in assets classified as doubtful, and $14,000 in assets classified as loss. The Bank's classified assets at December 31, 2002, consisted of $246,000 in substandard assets and $12,000 in assets classified as loss.

Exhibit 18 shows Mutual's allowance for loan losses at December 31, 2003 and 2002, indicating the activity and the resultant balances. Mutual has witnessed a moderate increase in its dollar balance of allowance for loan losses from $884,000 in 2002 to $1,055,000 in 2003. The balance in allowance for loan losses increased in 2002 due to provisions of $140,000 and in 2003 due to provisions of $200,000. The Bank had net charge-offs of $28,000 in 2002 and $29,000 in fiscal 2003. The Bank's ratio of allowance for loan losses to gross loans was 1.10 percent at December 31, 2002, and a modestly lower 1.08 percent at December 31, 2003. The decrease in allowance for loan losses to gross loans was impacted by the Bank's increase in loans. Allowance for loan losses to nonperforming loans was 309.09 percent at December 31, 2002, and a lower 245.92 percent at December 31, 2003.

INVESTMENTS

Excluding interest-bearing deposits, the investment and securities portfolio of Mutual has been comprised of federal agency securities, corporate obligations and FHLB stock. Exhibit 19 provides a summary of Mutual's investment portfolio at December 31, 2002 and 2003, excluding interest-bearing deposits. Investment securities, excluding interest-bearing deposits totaled $1.7 million at December 31, 2003, compared to $6.7 million at December 31, 2002, with most of the securities classified as available-for-sale. The primary component of investment securities was FHLB stock, representing 58.6 percent of investment securities at December 31, 2003, compared to only 8.2 percent at December 31, 2002. The primary components of investment securities at December 31, 2002, were U.S. government agency securities, representing 43.7 percent of investments and mortgage-backed securities, representing 25.4 percent of investments. The

Investments (cont.)

Bank also had interest-bearing deposits totaling another $4.0 million at December 31, 2003, and a larger $6.4 million at December 31, 2002. The Bank had $975,700 in FHLB stock at December 31, 2003, and a lesser $550,000 at December 31, 2002. The Bank had $202,000 in federal agency securities at December 31, 2003, and a much larger $2.9 million at December 31, 2002. The weighted average yields were 1.72 percent for federal agency securities, 0.76 percent for interest-bearing deposits, and 4.67 percent for FHLB stock for the year ended December 31, 2003.

DEPOSIT ACTIVITIES

The mix of deposits and weighted average costs at December 31, 2003, is provided in Exhibit 20, and a breakdown of certificates by rate is shown in Exhibit 21. There has been a minimal increase in total deposits and a minimal change in the deposit mix during this period. Total deposits have increased from $78.1 million at December 31, 2002, to $78.7 million at December 31, 2003, representing an increase of $581,000 or 0.7 percent. Certificates of deposit totaled $35.9 million or 45.7 percent of deposits at December 31, 2003, and had an average interest rate of 2.69 percent. Noninterest-bearing demand accounts totaled $6.7 million at December 31, 2003, and represented 8.95 percent of deposits. Savings accounts totaled $35.8 million at December 2003, representing a strong 45.5 percent of deposits and had an average rate of 0.50 percent. Interest-bearing demand accounts totaled only $310,000 at December 31, 2003, representing only 0.4 percent of deposits and had an average interest rate of 0.31 percent. The total amount of demand and savings accounts was $42.8 million at December 31, 2003, and represented 54.3 percent of deposits.

The major component of certificates had rates between 2.00 percent and 2.99 percent and represented 32.2 percent of certificates at December 31, 2003. The second largest component of certificates was the 3.00 percent to 3.99 percent category with 24.6 percent of certificates.

Deposit Activities (cont.)

These two certificate categories were responsible for 56.8 percent of certificates of deposit at December 31, 2003.

Exhibit 22 shows the Bank's certificate of deposit activity for the two years ended December 31, 2002 and 2003. Including interest credited, Mutual experienced a net decrease in certificates in fiscal year 2002 and a net increase in fiscal year 2003. In fiscal year 2002, a net decrease in certificates of $2.9 million resulted in a 7.58 percent decrease in certificates, including interest credited of $1.6 million. In fiscal 2003, a net increase in certificates of $217,000 resulted in a 0.61 percent increase in certificates, including interest credited of $1.1 million.

BORROWINGS

Mutual has made periodic use of FHLB advances in fiscal years 2002 and 2003. The Bank had FHLB advances of $19.5 million at December 31, 2003, with an average balance of $15.2 million (reference Exhibit 23). The Bank had a smaller balance of $10.5 million in FHLB advances at December 31, 2002, with an average balance of $5.3 million. FHLB advances had an average interest rate of 3.98 percent for the fiscal year ended December 31, 2003, compared to a higher 5.25 percent for the fiscal year ended December 31, 2002.

SUBSIDIARIES

Mutual had one wholly-owned subsidiary at December 31, 2003, Mutual Financial Services, Inc., which offers mortgage life insurance sales and services. The Bank sells mortgage insurance products in affiliation with American General Financial Group, Inc.

OFFICE PROPERTIES

Mutual had six offices at December 31, 2003, including its home office and five branches (reference Exhibit 24). The Bank had three branches in Franklin, two of which are located in retirement communities and occupy 770 square feet in one office and 184 square feet in the second office. The Bank also has branches in the communities of Nineveh and Trafalgar located south of Franklin. The Bank has a net investment in property, furniture and fixtures of $2.1 million, representing 1.95 percent of assets. The Bank owns three of its offices and leases three offices, including the two retirement community offices and the Nineveh office.

MANAGEMENT

The president and chief executive officer of Mutual is Robert D. Heuchen, who is also a director. Mr. Heuchen has served as president and chief executive officer of the Bank since 1991 and has also served as a director since 1991. Mr. Heuchen also serves as vice chairman of the board of directors, a position he has held since 1999, and is also president of Mutual Financial Services, Inc., holding this position since it was formed in 1991. Mr. Heuchen is a graduate of Franklin College and has an MBA from the University of Indianapolis.

In addition to Mr. Heuchen, the Bank has two other key member of the senior management team, David A. Coffey and Debra K. Harlow. Mr. Coffey is executive vice president and chief operating officer and was appointed a director in 1999. Mr. Coffey has served as chief operating officer since 1998 and as executive vice president since 1999 and was senior vice president prior to being named executive vice president. Mr. Coffey is a graduate of Franklin College. Ms. Harlow is the chief financial officer, a position she has held since January 2004. Previously, Ms. Harlow served the Bank as controller, EDP coordinator, and operations officer.

II. DESCRIPTION OF PRIMARY MARKET AREA

Mutual's primary retail market area encompasses Johnson County, Indiana ("primary market area") where the Bank's office is located. The Bank has six offices, including four offices in Franklin, a branch in Trafalgar and a branch in Nineveh.

The primary market area is characterized by a higher than average housing value and income when compared to Indiana, but a slightly lower housing value than the United States. Unemployment rates in Johnson County have been lower than unemployment rates in both Indiana and the United States. The market area's strongest employment categories, in 1990 were the services industry, the wholesale/retail trade industry and the manufacturing industry. In 2000, the services industry, the manufacturing industry and the wholesale/retail trade industry were again the strongest employment categories, in a slightly different order than 1990.

Exhibit 26 provides a summary of key demographic data and trends for the primary market area, Indiana and the United States. From 1990 to 2000, there was a strong increase in population in Johnson County of 30.8 percent. The population in Indiana and the United States increased at rates of 9.7 percent and 13.2 percent, respectively. Future population projections indicate that population will increase in the market area by 23.6 percent through the year 2008 and increase 6.6 percent and 9.9 percent in Indiana and the United States, respectively.

Consistent with its strong increasing trend in population, the market area witnessed a strong increase in households of 35.0 percent from 1990 to 2000. During that same time period, the number of households increased by 13.2 percent in Indiana and increased by 14.7 percent in the United States. By the year 2008, the market area's households are projected to increase by 27.4 percent, while the number of households are expected to increase by 9.2 percent in Indiana and by 11.0 percent in the United States.

In 1990, the per capita income in the primary market area was higher than the per capita income in both Indiana and the United States. The primary market area had a 1990 per capita income of $14,992, compared to a lower $13,149 in Indiana and slightly lower $14,420 in the

United States. From 1990 to 2000, per capita income increased in all areas, with the United States having the greatest percent increase. The primary market area's per capita income increased from 1990 to 2000 by 53.3 percent to $22,976. Indiana's per capita income increased by 55.1 percent to a lower $20,397, and per capita income in the United States increased by 53.7 percent to $22,162.

The 1990 median household income in the primary market area of $35,035 was higher than Indiana's median household income of $28,797 and the United States' median household income of $30,056. From 1990 to 2000, median household income increased in all areas, with Johnson County indicating the highest rate of increase and Indiana the lowest. Median household income increased by 50.4 percent to $52,693 in the primary market area, by 44.3 percent to $41,567 in Indiana and by 39.7 percent to $41,994 in the United States. From 2000 to 2008, median household income is projected to increase by 18.4 percent in the primary market area, by 21.0 percent in Indiana and by 29.3 percent in the United States. Based on those rates of increase, by 2008, median household income is expected to be $62,414 in the primary market area, $50,303 in Indiana, and $54,319 in the United States.

Exhibit 27 provides a summary of key housing data for the primary market area, Indiana and the United States in both 1990 and 2000. In 1990, the primary market area had a higher than average rate of owner-occupancy of 74.0 percent, higher than both Indiana and the United States. Indiana had an owner-occupancy rate of 70.2 percent, and the United States had an owner-occupancy rate of 64.2 percent. As a result, the primary market area supports a lower than average rate of renter-occupied housing at 26.0 percent, with rates of 29.8 percent for Indiana and 35.8 percent for the United States. By 2000, the owner-occupancy rate in Johnson County had risen to 76.5 percent, while Indiana and the United States had also risen to lower rates of 71.4 percent and 66.2 percent, respectively. All areas had slightly lower reciprocal rates of renter-occupancy with rates of 23.5 percent, 28.6 percent and 33.8 percent for the market area, Indiana and the United States, respectively.

Description of Primary Market Area (cont.)

In 1990, the primary market area's median housing value was $71,600, lower than the United States' median housing value of $78,500, but higher than Indiana's median housing value of $53,500. The average median rent of the primary market area was $414 and surpassed the Indiana's median rent value, which was a lower $374, but was lower than the United States' median rent of $447. By 2000, the median rent in the primary market area was $599, while that of Indiana and the United States were $521 and $602, respectively.

In 1990, the major source of employment by industry group, based on number of employees, for the primary market area overall was the services industry at 31.0 percent. Indiana and the United States had percentages of workers in the services industry of 32.7 percent and 37.5 percent, respectively (reference Exhibit 28). The wholesale/retail group was the second major employer in the primary market area at 22.9 percent and in the United States at 21.2 percent but was the third leading employer at 21.4 percent in Indiana. The manufacturing group was the third major employer in the primary market area at 20.6 percent and also third at 17.7 percent in the United States, while the wholesale/retail trade group was the third largest group in Indiana. The construction group, finance, insurance and real estate group, transportation/utilities group, and the agriculture/mining group combined to provide 25.5 percent of employment in Johnson County, 20.8 percent of employment in Indiana and 23.6 percent in the United States.

In 2000, the market area's strongest employment group remained the services sector at 38.9 percent, the manufacturing group became the second highest employer at 18.5 percent and the wholesale/retail was the third highest at 17.0 percent. In Indiana, the service industry remained the largest employer at 40.9 percent, and the manufacturing group remained second at 22.9 percent and the wholesale/retail group the third largest employer at 15.2 percent. In the United States, the services group, wholesale/retail group and manufacturing group remained the first, second and third largest employers with 46.7 percent, 15.3 percent and 14.1 percent of the work force in those three respective areas.

Description of Primary Market Area (cont.)

The major employers in Johnson County were mostly in the manufacturing sector. The two largest employers in the Johnson County area were Arvin Meritor Exhaust Systems, an exhaust systems manufacturer and Musicland/Best Buy, a distributor of CD's, videos and cassettes.

Employer	Employees	Product/Service
Arvin Meritor Exhaust Systems	927	Exhaust systems(1)
Musicland/Best Buy	750	Distributes CD's, videos and cassettes
Mitsubishi Heavy Industry Climate Control	550	Air conditioning units
Johnson Memorial Hospital	550	Hospital
Davidson Industries, Inc.	400	Building component, fabricating plant
NSK Corporation	300	Bearing components
Indiana Masonic Home	290	Retirement home
Franklin College	267	Four-year liberal arts college
Franklin United Methodist Community	267	Retirement home (500 residents)
KYB Industries, Inc.	155	Automotive strut assemblies
Schmalback-Lubeca Plastic Containers	115	Manufacturer of 2-liter plastic bottles
Franklin Plastic Products	72	Remanufactured engines-gas and diesel

(1) Arvin is scheduled to close down in 2004.

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in the primary market area, Indiana and the United States in 1999 through December 2003. The primary market area has been characterized by lower unemployment rates when compared to both Indiana and the United States. In 1999, Johnson County had an unemployment rate of 1.8 percent compared to unemployment rates of 3.0 percent in Indiana and 4.2 percent in the United States. The primary market area's unemployment rate increased slightly to 1.9 percent in 2000, compared to an increase to 3.2 percent in Indiana and a decrease to 4.0 percent in the United States. In 2001, unemployment rates increased in all areas with Johnson County at 2.4 percent and Indiana and the United States at 4.4 percent and 4.7 percent, respectively. By 2002, the primary market area increased its rate of unemployment to 3.6 percent, while Indiana's unemployment rate rose to 5.1 percent and the United States' rose to 5.8 percent. Through December of 2003, the primary market area's unemployment rate had decreased slightly to 3.5 percent, Indiana's rate decreased to 4.9 percent and the United States' rate decreased to 5.4 percent.

Exhibit 30 provides deposit data for banks and thrifts in the primary market area. Mutual's deposit base in the primary market area was $78.9 million or a strong 50.6 percent share of the $156.1 million total thrift deposits but a much smaller 6.5 percent share of the total deposits, which were $1.2 billion as of June 30, 2003. It is evident from the size of the thrift deposits and bank deposits that the primary market area has a moderate deposit base, with Mutual having a strong market penetration for thrift deposits but a small share of market penetration of total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2000 through 2003. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a slightly rising trend in 2000. This rising trend reversed in 2001 with prime rate dropping from 7.50 percent in early 2001 to 4.75 percent by the end of 2001. Such decrease in the prime rate subsided in 2002, decreasing to 4.25 percent in the fourth quarter of 2002. Prime rate decreased to 4.00 percent in 2003 and has remained there. Rates on one-year T-bills witnessed a similar trend.

SUMMARY

To summarize, the primary market area represents an area with strong growth in population and households during the 1990s. Growth is projected to continue at a strong rate from 2000 to 2008. The primary market area displayed higher per capita income and median household income values compared to Indiana and the United States. The primary market area

Description of Primary Market Area (cont.)

also had a much higher median housing value when compared to Indiana but below the United States'. The median rent in Johnson County was slightly lower than the United States' median rent in 2000 but higher than both Indiana's. The primary market area has had consistently lower unemployment rates when compared to both Indiana and the United States. Finally, the primary market area is a very competitive financial institution market dominated by banks, with a minimal presence of thrifts, and a total market deposit base for banks and thrifts of approximately $1.2 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Indiana.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 234 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 95 publicly-traded Midwest thrifts ("Midwest thrifts") and the 24 publicly-traded thrifts in Indiana ("Indiana thrifts"), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2003, and February 27, 2004.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Mutual as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Mutual's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
StateFed Financial Corp.	Iowa
First Kansas Financial Corp.	Kansas
MSB Financial, Inc.	Michigan

There are no pending merger/acquisition transaction involving thrift institutions in Mutual's city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain

Mutual Holding Companies (cont.)

varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 34 publicly-traded mutual holding companies as well between those 34 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 34 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
Webster City Federal Savings Bank, MHC	Iowa
Jacksonville Savings Bank, MHC	Indiana
Greater Delaware Valley, MHC	Pennsylvania
Skibo Financial Corp., MHC	Pennsylvania

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Bank of Securities Dealers Automated Quotation System (NASDAQ), or on the OTC Bulletin Board or in the Pink Sheets. Such a listing indicates that an institution's stock has

Trading Exchange (cont.)

demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 268 publicly-traded, FDIC-insured savings institutions, including the 34 mutual holding companies, 17 are traded on the New York Stock Exchange, 18 are traded on the American Stock Exchange and 180 are traded on NASDAQ, 45 are traded on the OTC Bulletin Board and 8 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of February 27, 2004, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to December 31, 2002.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Mutual, including the Midatlantic, New England, western, southwestern and southeastern states.

The geographic location parameter consists of Indiana and its surrounding states of Ohio, Michigan, Kentucky and Illinois, as well as the states of Iowa, Kansas, Minnesota, Missouri, Pennsylvania, Tennessee, West Virginia and Wisconsin, for a total of thirteen states.

Geographic Location (cont.)

To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $400 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to Mutual, with assets of approximately $107 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 45 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Mutual with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Mutual. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to assets was 5.1 percent at December 31, 2003, and reflects Mutual's share of investments considerably lower than national and regional averages. The Bank's investments have consisted of federal agency securities and corporate obligations. For its five most recent calendar years ended December 31, 2003, Mutual's average ratio of cash and investments to assets was a higher 10.3 percent, from a high of 15.4 percent in 2001 to its current low of 5.1 percent in 2003, with a fluctuating trend. It should be noted that,

Cash and Investments to Assets (cont.)

for the purposes of comparable group selection, Mutual's $975,000 balance of Federal Home Loan Bank stock at December 31, 2003, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad, in spite of Mutual's lower balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 25.0 or less of assets, with a midpoint of 12.5 percent, similar to Mutual's five year average.

Mortgage-Backed Securities to Assets

At December 31, 2003, Mutual had no mortgage-backed securities. At the end of its last five calendar years, the Bank only had mortgage-backed securities, representing 1.8 percent of assets, at December 31, 2002. The regional average was 8.2 percent and the national average was 13.0 percent for publicly-traded thrifts at December 31, 2003. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 15.0 percent or less of assets and a midpoint of 7.5 percent.

One- to Four-Family Loans to Assets

Mutual's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including both permanent loans and construction loans, represented 52.58 percent of the Bank's assets at December 31,

One- to Four-Family Loans to Assets (cont.)

2003, which is modestly higher than the national average of 46.0 percent. The parameter for this characteristic requires any comparable group institution to have from 25.0 percent to 70.0 percent of its assets in one- to four-family loans with a midpoint of 47.5 percent.

Total Net Loans to Assets

At December 31, 2003, Mutual had a 91.0 percent ratio of total net loans to assets and a similar four calendar year average of 86.1 percent, both being higher than the national average of 66.9 percent and the regional average of 71.4 percent for publicly-traded thrifts. The Bank's ratio of total net loans to assets increased from 82.2 percent at December 31, 2002.

The parameter for the selection of the comparable group is from 55.0 percent to 95.0 percent with a midpoint of 75.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Mutual.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Mutual's shares of mortgage-backed securities to assets and total net loans to assets were zero and 91.0 percent, respectively, for a combined share of 91.0 percent. Recognizing the industry and regional ratios of 13.0 percent and 8.3 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 65.0 percent to 90.0 percent, with a midpoint of 77.5 percent.

Borrowed Funds to Assets

Mutual had a $19.5 million balance of borrowed funds at December 31, 2003, consisting of FHLB advances, representing 18.3 percent of assets. At December 31, 1999, 2000, 2001 and 2002, the Bank had borrowed funds representing 7.9 percent, 11.4 percent, 5.5 percent and 10.9 percent of total assets, respectively, with a five calendar year average of 10.8 percent. The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of term funds for lending. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds increased from 1997 through 2001, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. In 2002 and 2003, however, lower interest rates resulted in some moderation of borrowings by financial institutions, particularly among nonpublicly-traded institutions. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent.

Equity to Assets

Mutual's equity to assets ratio was 7.5 percent at December 31, 2003, and 7.5 percent at December 31, 2002, averaging 7.7 percent for the five calendar years ended December 31, 2003. After conversion, based on the midpoint value of $12.5 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, Mutual's equity is projected to stabilize in the

Equity to Assets (cont.)

area of 11.0 percent, with the Corporation at approximately 15.5 percent. Based on those equity ratios, we have defined the equity ratio parameter to be 6.0 percent to 15.0 percent with a midpoint ratio of 10.5 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Mutual's earnings performance and the basis for such performance both historically and during the four quarters ended December 31, 2003. The primary performance indicator is the Bank's return on average assets (ROAA). The second performance indicator is the Bank's return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended December 31, 2003, Mutual's ROAA was 0.48 percent based on net earnings after taxes of $495,000, and 0.55 percent based on core earnings after taxes of $565,000, as detailed in Item I and Exhibit 7 of this report. The Bank's average net ROAA over its most recent five calendar years of 1999

Return on Average Assets (cont.)

to 2003, based on net earnings, was a similar 0.54 percent, ranging from a low of 0.17 percent in 2001 to a high of 0.75 percent in 2000.

Considering the historical and current earnings performance of Mutual, the range for the ROAA parameter based on core income has been defined as 0.35 percent to a high of 0.90 percent with a midpoint of 0.63 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

Prior to conversion, the Bank's ROAE for the twelve months ended December 31, 2003, was 6.22 percent based on net income and 7.10 percent based on core income. In its most recent five calendar years, the Bank's average ROAE, based on net earnings, was a similar 6.88 percent, ranging from a low of 2.17 percent in 2001 to a high of 9.43 percent in 2000.

The parameter range for the comparable group, based on core income, is from 3.0 percent to 10.0 percent with a midpoint of 6.50 percent.

Net Interest Margin

Mutual had a net interest margin of 4.04 percent for the twelve months ended December 31, 2003, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin in calendar years 1999 through 2003 averaged 4.03 percent, indicating a generally stable trend with only mild fluctuation.

The parameter range for the selection of the comparable group is from a low of 3.00 percent to a high of 5.25 percent with a midpoint of 4.13 percent.

Operating Expenses to Assets

For the twelve months ended December 31, 2003, Mutual had a significantly higher than average 3.63 percent ratio of operating expense to average assets. In 2002, the Bank's expense ratio was a similar 3.60, representing increases from 3.19 percent in 2001, 2.90 percent in 2000 and 2.66 percent in 1999. For its five most recent calendar years ended December 31, 2003, Mutual's operating expense ratio averaged 3.20 percent, with a steadily rising trend since 1999. The Bank's operating expense ratio in 2003 was significantly higher than the averages of 2.38 percent for all FDIC-insured savings institutions and 2.33 percent for all publicly-traded savings institutions.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.20 percent to a high of 4.50 percent with a midpoint of 3.35 percent.

Noninterest Income to Assets

Compared to publicly-traded thrifts, Mutual has historically experienced a lower than average dependence on noninterest income as a source of additional income. The Bank had noninterest income of $724,000 or 0.70 percent of average assets for the twelve months

Noninterest Income to Assets (cont.)

ended December 31, 2003, with gains on the sale of loans representing a relatively low 0.07 percent of average assets. Mutual's ratio of noninterest income to average assets was 0.28 percent in 1999, 0.29 percent in 2000, 0.20 percent in 2001 and 0.64 percent in 2002, all of which are much lower than the 1.39 percent average for publicly-traded thrift institutions in 2003.

The range for this parameter for the selection of the comparable group is 2.00 percent of average assets or less, with a midpoint of 1.00 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Mutual. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

Mutual's ratio of nonperforming assets to assets was 0.40 percent at December 31, 2003, which was much lower than the national average of 0.74 percent for publicly-traded thrifts, and 1.00 percent for Midwest thrifts. Consistently lower than national and regional averages, the Bank's ratio of nonperforming assets to total assets was 0.10 percent in 1999, 0.09 percent in

Nonperforming Assets to Assets (cont.)

2000, 0.33 percent in 2001 and 0.30 percent in 2002, averaging 0.24 percent for its five most recent calendar years ended December 31, 2003, and indicating a very mild upward trend.

The parameter range for nonperforming assets to total assets has been defined as 1.00 percent of assets or less with a midpoint of 0.50 percent.

Repossessed Assets to Assets

Mutual was absent repossessed assets at December 31, 2003, compared to repossessed assets of $120,000 or 0.12 percent of total assets at December 31, 2002. National and regional averages were 0.12 percent and 0.17 percent, respectively, for publicly-traded thrift institutions at December 31, 2003.

The range for the repossessed assets to total assets parameter is 0.50 percent of assets or less with a midpoint of 0.25 percent.

Loans Loss Reserves to Assets

Mutual had an allowance for loan losses of $1,055,000, representing a loan loss allowance to total assets ratio of 0.99 percent at December 31, 2003, which was modestly higher than its 0.92 percent ratio at December 31, 2002. For the five calendar years of 1999 to 2003, the Bank's loan loss reserve averaged 0.84 percent of assets with a moderate and steady upward trend from a low of 0.69 percent in 1999 to a high of 0.99 percent in 2003.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.40 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $60.7 million to $349.5 million with an average asset size of $194.4 million and have an average of 4.4 offices per institution. One of the comparable group institutions was converted in 1992, one in 1993, two in 1995, four in 1996, one in 1999 and one in 2001. Geographically, three of the comparable group institutions are in Indiana, three are in Ohio, three are in Illinois and one is in Missouri. All ten of the comparable group institutions are traded on NASDAQ and all are SAIF members. The comparable group institutions as a unit have a ratio of equity to assets of 10.4 percent, which is 27.2 percent higher than all publicly-traded thrift institutions in the United States but only 1.3 percent lower than publicly-traded thrift institutions in Indiana; and for the most recent four quarters indicated a core return on average assets of 0.72 percent, lower than all publicly-traded thrifts at 1.09 percent but modestly higher than publicly-traded Indiana thrifts at 0.56 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Mutual to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Indiana thrifts, as well as to the ten institutions constituting Mutual's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 43 and 44, at December 31, 2003, Mutual's total equity of 7.54 percent of assets was lower than the 10.43 percent for the comparable group, the 7.99 for all thrifts, the 9.02 percent for Midwest thrifts and the 10.72 percent ratio for Indiana thrifts. The Bank had a 90.99 percent share of net loans in its asset mix, considerably higher than the comparable group at 73.87 percent, all thrifts at 66.87 percent, Midwest thrifts at 71.43 percent and Indiana thrifts at 72.22 percent. Mutual's share of net loans, higher than industry averages, is primarily the result of its much lower 5.09 percent share of cash and investments and absence of mortgage-backed securities. The comparable group had a higher 15.00 percent share of cash and investments and a 5.85 percent share of mortgage-backed securities. All thrifts had 13.00 percent of assets in mortgage-backed securities and 15.73 percent in cash and investments. Mutual's 73.86 percent share of deposits was modestly higher than the comparable group and moderately higher than all thrifts, Midwest thrifts and Indiana thrifts, reflecting the Bank's average to lower than average 18.30 percent ratio of borrowed funds to assets. The comparable group had deposits of 70.98 percent and borrowings of 17.64 percent. All thrifts averaged a 58.41 percent share of deposits and 29.76 percent of borrowed funds, while Midwest thrifts had a 63.54 percent share of deposits and a 24.06 percent share of borrowed funds. Indiana thrifts averaged a 68.51 percent share of deposits and an 19.54 percent share of borrowed funds. Mutual had no intangible assets at December 31, 2003, compared to 0.17 percent for the comparable group, 0.49 percent for all thrifts, 0.38 percent for Midwest thrifts and 0.22 percent for Indiana thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45 and 46 and provide a synopsis of key sources of income and key expense items for Mutual in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended December 31, 2003, Mutual had a yield on average interest-earning assets modestly lower than the comparable group, but higher than all thrifts, Midwest thrifts and Indiana thrifts. The Bank's yield on interest-earning assets was 5.98 percent compared to the comparable group at 6.17 percent, all thrifts at 5.52 percent, Midwest thrifts at 5.78 percent and Indiana thrifts at 5.80 percent.

The Bank's cost of funds for the twelve months ended December 31, 2003, was significantly lower than the comparable group, all thrifts, Midwest thrifts and Indiana thrifts. Mutual had a 2.19 percent average cost of interest-bearing liabilities compared to 2.76 percent for the comparable group, 2.50 percent for all thrifts, 3.03 percent for Midwest thrifts and 3.01 percent for Indiana thrifts. The Bank's generally similar yield on interest-earning assets and significantly lower interest cost resulted in a net interest spread of 3.79 percent, which was moderately higher than the comparable group at 3.41 percent and significantly higher than all thrifts at 3.02 percent, Midwest thrifts at 2.74 percent and Indiana thrifts at 2.79 percent. Mutual generated a net interest margin of 4.04 percent for the twelve months ended December 31, 2003, based its ratio of net interest income to average interest-earning assets, which was considerably higher than the comparable group ratio of 3.56 percent. All thrifts averaged a much lower 3.19 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 2.92 percent and Indiana thrifts at 3.00 percent.

Mutual's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Bank made a $200,000 provision for loan losses during the twelve months ended December 31, 2003, equal to 0.19 percent of average assets. The comparable group indicated a provision representing a similar 0.24 percent of assets, with all thrifts at 0.18 percent, Midwest thrifts at 0.20 percent and Indiana thrifts at a higher 0.35 percent.

Analysis of Financial Performance (cont.)

The Bank's noninterest income was $724,000 or 0.70 percent of average assets for the twelve months ended December 31, 2003, including a relatively modest $72,000 gain on the sale of loans. Such ratio of noninterest income to average assets was lower than the comparable group, which had a higher ratio of 0.94 percent, as did all thrifts at 1.39 percent, Midwest thrifts at 1.60 percent and Indiana thrifts at 0.80 percent. For the twelve months ended December 31, 2003, Mutual's operating expense ratio was 3.63 percent of average assets, which was higher than the comparable group at 2.95 percent and more significantly higher than all thrifts at 2.33 percent, Midwest thrifts at 2.41 percent and Indiana thrifts at 2.42 percent.

The overall impact of Mutual's income and expense ratios is reflected in the Bank's net income and return on assets. For the twelve months ended December 31, 2003, the Bank had a net ROAA of 0.48 percent and a core ROAA of 0.55 percent. For its most recent four quarters, the comparable group had a higher and identical net and core ROAA of 0.72 percent. All publicly-traded thrifts averaged a higher net ROAA of 1.31 percent and a higher 1.10 percent core ROAA. Midwest thrifts indicated a higher core ROAA of 1.10 percent, but Indiana thrifts generated a lower core ROAA of 0.48 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Mutual with the comparable group. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Bank, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the balance of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the level of non-interest expenses.

As discussed earlier, the Bank's historical business model has focused on maintaining its net interest income and increasing its net income; maintaining its low ratio of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby improving its sensitivity measure and its overall interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs; and monitoring and striving to reduce its higher than average overhead expenses. In the future, the Bank will continue to focus on maintaining its strong net interest spread and net interest margin; increasing its lower non-interest income; increasing the amount and consistency of its net income; increasing its lower return on assets; maintaining its low balances of non-

Earnings Performance (cont.)

performing and classified assets; increasing its ratio of interest sensitive assets relative to interest sensitive liabilities; and reducing its higher overhead expenses.

Earnings are often related to an institution's ability to generate loans. The Bank was an active originator of loans in both 2002 and 2003, indicating a greater volume of originations in 2003 resulting in a much larger net increase in loans compared to 2002. For the twelve months ended December 31, 2003, the largest increase in originations occurred in one- to four-family mortgage loans, followed by commercial real estate loans and construction loans. Compared to 2002, one- to four-family mortgage loans indicated originations of $26.4 million, an increase of $9.4 million over that type of originations of $17.0 million in 2002. Originations of commercial real estate loans and construction loans increased by $1.6 million and $858,000, respectively, compared to 2002. Consumer loan originations decreased by $807,000 and commercial business loan originations decreased by $2.1 million in 2003 compared to 2002. Total loan originations in 2003 exceeded originations in 2002 by $9.5 million or 21.3 percent.

In 2003, one- to four-family loans, commercial real estate loans, consumer loans and commercial business loans represented 58.9 percent, 14.2 percent, 8.5 percent, and 8.1 percent, respectively, of total loan originations. In comparison, during 2002, one- to four-family loans, commercial real estate loans, consumer loans and commercial business loans represented 48.1 percent, 13.4 percent, 13.1 percent and 16.2 percent, respectively, of total loan originations.

Total mortgage and nonmortgage loan originations were $44.9 million in 2003, reduced by repayments and other adjustments of $27.2 million, resulting in an increase of $17.6 million in gross loans receivable at December 31, 2003. In 2002, total loan originations of $35.3 million, reduced by repayments and other adjustments of $29.6 million, resulted in an increase of $5.7 million in gross loans receivable.

Earnings Performance (cont.)

From December 31, 2002, to December 31, 2003, net loans receivable increased by $17.6 million from $79.3 million to $97.0 million, representing an increase of 22.2 percent. During that period, the greatest loan category increase was in single family residential real estate loans, followed by nonresidential and land loans. All other categories indicated modest to moderate increases or decreases during that period.

The impact of Mutual's primary lending efforts has been to generate a yield on average interest-earning assets of 5.98 percent for the twelve months ended December 31, 2003, compared to a higher 6.17 percent for the comparable group, a moderately lower 5.52 percent for all thrifts and 5.78 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 5.81 percent for the twelve months ended December 31, 2003, which was slightly higher than the comparable group at 5.75 percent, and more notably higher than all thrifts at 5.02 percent and Midwest thrifts at 5.39 percent.

Mutual's 2.19 percent cost of interest-bearing liabilities for the twelve months ended December 31, 2003, was considerably lower than the comparable group at 2.76 percent, lower than all thrifts at 2.50 percent and lower than Midwest thrifts at 3.03 percent. The Bank's resulting net interest spread of 3.79 percent for the twelve months ended December 31, 2003, was higher than the comparable group at 3.41 percent, all thrifts at 3.02 percent and Midwest thrifts at 2.74. The Bank's net interest margin of 4.04 percent, based on average interest-earning assets for the twelve months ended December 31, 2003, was higher than the comparable group at 3.56 percent, all thrifts at 3.19 percent and Midwest thrifts at 2.92 percent.

The Bank's ratio of noninterest income to assets was 0.70 percent for the twelve months ended December 31, 2003, reflecting its noninterest income of $724,000, including modest gains on the sale of loans of $72,000. That 0.70 percent ratio of noninterest income to assets was moderately lower than the comparable group at 0.94 percent and significantly lower than all thrifts at 1.39 percent and Midwest thrifts at 1.60 percent. The Bank's operating expenses were considerably higher than the comparable group, all thrifts and Midwest thrifts. For the twelve months ended December 31, 2003, Mutual had an operating expenses to assets ratio of 3.63 percent compared to 2.95 percent for the comparable group, 2.33 percent for all thrifts and 2.41 percent for Midwest thrifts.

For the twelve months ended December 31, 2003, Mutual generated lower noninterest income, significantly higher noninterest expenses, and a higher net interest margin relative to its comparable group. As a result, the Bank's net and core income were lower than the comparable group based on the comparable group's net and core income for the twelve months ended December 31, 2003. Based on net earnings, the Bank had a return on average assets of 0.48 percent in 2003, 0.67 percent in 2002, 0.17 percent in 2001, 0.75 percent in 2000 and 0.65 percent in 1999 for a five year average ROAA of 0.54 percent. For the twelve months ended December 31, 2003, the Bank had a core ROAA of 0.55 percent, while the comparable group had a higher core ROAA of 0.72 percent and all thrifts indicated a considerably higher 1.10 percent. The comparable group had a net ROAA of 0.72 percent, identical to its core ROAA, for the twelve months ended December 31, 2003, with all thrifts at 1.31 percent and Midwest thrifts at 1.18 percent.

The future earnings stream and net earnings of Mutual will continue to be dependent on both the overall trends in interest rates and also on the consistency, reliability and variation of its noninterest income and overhead expenses. Mutual's noninterest income increased in 2002 and 2003, but is exceeded by the comparable group average; and overhead expenses have also increased steadily in recent years, significantly exceeding comparable group, industry and regional averages. Mutual's cost of interest-bearing liabilities is likely to experience modest increases during the next few years, as short term rates increase from their record lows in 2003 and 2004 to date. Some upward pressure on lending rates is also anticipated and Mutual's composite yield on interest-earning assets is likely to increase moderately based on the mix and repricing interval of the Bank's loan portfolio with its growing share of adjustable-rate loans. Considering the Bank's market area, it is also likely that competition from both financial institutions and mortgage companies will limit the Bank's ability to significantly increase rates

Earnings Performance (cont.)

on individual mortgage and non-mortgage loan products. Mutual's success in achieving its objective to maintain its overall net interest spread and net interest margin will relate to its ability to increase its lower costing savings and higher yielding nonresidential mortgage loans, rather than by significant rate changes on its loan and savings products. During the next few years, the maintenance of the Bank's net interest spread and net interest margin will be dependent on Mutual's marketing and cross-selling capability, as well as the demographic and economic characteristics and trends in its market area.

It is also recognized that Mutual's current net ROAA, lower than that of its comparable group, has decreased somewhat since December 31, 1999, reaching its highest point of 0.75 percent at December 31, 2000, and declining by 36.0 percent to 0.48 percent at December 31, 2003. Following conversion, it is anticipated that the Bank's higher equity to assets ratio will result in decreases in ROAE until conversion proceeds can be deployed into higher yielding loans.

In recognition of the foregoing earnings related factors, considering Mutual's current performance measures and trends, notwithstanding its higher net interest margin, a downward adjustment has been made to Mutual's pro forma market value for earnings performance.

MARKET AREA

Mutual's primary market area for retail deposits and loans encompasses Johnson County, Indiana, including the city of Franklin. Four of the Bank's six offices are in Franklin, with the other two in Trafalgar and Nineveh. As discussed in Section II, since 1990, both Franklin and Johnson County have experienced strong increases in population and households since 1990 and such increases are projected to continue through 2008, although at a somewhat slower rate. The 2002 unemployment rate in the Bank's market area was 3.6 percent, compared to 5.1 percent in Indiana and 5.8 percent in the United States. Through December, 2003, the unemployment rate decreased to 3.5 percent in Johnson County, compared to 4.9 percent in Indiana and 5.4 percent in the United States.

Per capita income in Johnson County has historically been and remains similar to state and national averages, while median household income is higher than those averages, as are the comparable group averages. It should be noted, however, that both per capita income and median household income in Franklin have been and remain lower than the whole of Johnson County. The median housing value in Johnson County is significantly higher than Indiana but lower than the United States, with Franklin's median housing value being significantly lower than the county value, similar to Indiana, but also significantly lower than the United States.

Mutual's market area is both suburban and rural, with the services sector representing the primary source of employment, followed by the wholesale/retail and the manufacturing sectors. The level of financial competition Mutual's market area is strong, with commercial banks holding a majority of deposits. Although Mutual has a strong 50.6 percent penetration of thrift deposits, it nevertheless has a small 6.5 percent share of total deposits. The Bank's total deposits remained flat in 2002 and 2003, following growth of 12.1 percent in 2001 and growth of 3.8 percent in 2000, with its average annual deposit growth rate being significantly lower than the comparable group.

In recognition of the foregoing factors, we believe that no adjustment is warranted for the Bank's market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of Mutual is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank's ratio of total equity to total assets was 7.54 percent at December 31, 2003, which was moderately lower than the comparable group at 10.43 percent, modestly lower than all thrifts at 7.99 percent and moderately lower than Midwest thrifts at 9.02 percent. With a conversion at the midpoint, the Corporation's pro forma equity to assets ratio will increase to approximately 15.5 percent, and the Bank's pro forma equity to assets ratio will increase to approximately 11.0 percent.

The Bank's mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Bank's 73.86 percent ratio of deposits to total assets was modestly higher than the comparable group at 70.98 percent and moderately higher than all thrifts at 58.41 percent and Midwest thrifts at 63.54 percent. Those variations are directly related to Mutual's 18.30 percent ratio of borrowed funds to assets, which was similar to the comparable group at 17.64 percent, but lower than all thrifts at 29.76 percent and Midwest thrifts at 24.06 percent.

Mutual had a higher 83.61 percent ratio of net loans to total assets at December 31, 2003, compared to the comparable group at 74.66 percent, although the Bank's share of net loans was more significantly higher than all thrifts at 66.87 percent. The Bank's 5.09 percent share of cash and investments was much lower than the comparable group at 15.00 percent and also much lower than all thrifts at 15.73 percent and Midwest thrifts at 15.69 percent. Mutual was absent mortgage-backed securities, while the comparable group was at 5.85 percent of total assets, all thrifts were at 13.00 percent Midwest thrifts were at 8.25 percent.

Mutual was also absent intangible assets at December 31, 2003, compared to 0.17 percent for the comparable group, 0.49 percent for all thrifts and 0.38 for Midwest thrifts. The Bank was further absent repossessed assets at December 31, 2003, compared to the comparable group at 0.12 percent, all thrifts at 0.12 percent and Midwest thrifts at 0.17 percent. The financial condition of Mutual is influenced by its nonperforming assets of $429,000 or 0.40 percent of assets at December 31, 2003, compared to a higher 0.61 percent for the comparable group, 0.74 percent for all thrifts and 1.00 percent for Midwest thrifts. It should be recognized that the Bank's dollar balance of nonperforming assets and its ratio of nonperforming assets to total assets at December 31, 2003, has indicated a very mild increasing trend since December 31, 1999.

Financial Condition (cont.)

Mutual's ratio of nonperforming assets to total assets was 0.10 percent, 0.09 percent, 0.33 percent and 0.30 percent at December 31, 1999, 2000, 2001 and 2002, respectively.

The Bank had a generally average 18.93 percent ratio of high risk real estate loans to assets compared to 17.01 percent for the comparable group, and the Bank's share was also similar to all thrifts at 19.85 percent. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At December 31, 2003, Mutual had $1,055,000 of allowances for loan losses, which represented 0.99 percent of assets and 1.08 percent of total loans. Those ratios are lower than the comparable group, which indicated allowances equal to 0.63 percent of assets and 0.91 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might eventually be charged off. Mutual's $1,055,000 of allowances for loan losses represented a significantly higher 245.92 percent of nonperforming assets at December 31, 2003, compared to the comparable group's 103.84 percent, with all thrifts at 155.28 percent and Midwest thrifts at 100.66 percent. In 2003, Mutual had net charge-offs of $29,000 or 0.03 percent of average loans and a 689.56 percent ratio of provisions for loan losses to net charge-offs. The comparable group had a 0.26 percent ratio of net charge-offs to average total loans and a 251.02 percent ratio of provisions for loan losses to net charge-offs. Relative to the comparable group, those ratios are reflective of the Bank's maintenance of a higher ratio of reserves to loans and a higher ratio of reserves to nonperforming assets in the event of higher charge-offs in future years.

Historically, Mutual has experienced moderate levels of interest rate risk, as reflected by the exposure of its net portfolio value to negative changes under conditions of rising interest rates, related to Bank's retention of fixed-rate residential mortgage loans. In 2003, the Bank's interest rate risk increased as a result of increased lending/refinancing activity, but Mutual is addressing that increase by selling its longer term fixed rate loans, borrowing at fixed rates from the Federal Home Loan Bank and continuing to originate residential and nonresidential adjustable-rate loans.

Overall, with particular consideration to the Bank's asset quality, reserves, coverage, interest rate risk and shares of loans and deposits relative to the comparable group, we believe that an upward adjustment is warranted for Mutual's current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent four calendar years, Mutual has been characterized by lower than average rates of growth in assets and deposits and a modestly higher rate of growth in loans. The Bank's average annual asset growth rate from 2000 to 2003, was 7.5 percent, compared to a higher 8.5 percent for the comparable group, 11.3 percent for all thrifts and 8.0 percent for Midwest thrifts. The Bank's lower asset growth rate is reflective primarily of its smaller than average increase in deposits during that four year period, notwithstanding higher borrowings in 2002 and 2003. The Bank's loan portfolio indicates an average annual increase of 9.2 percent from 2000 to 2003, compared to average growth rates of 8.8 percent for the comparable group, 11.3 percent for all thrifts and 7.5 percent for Midwest thrifts.

Mutual's deposits indicate an average annual increase of 3.9 percent from December 31, 1999, to December 31, 2003. Annual deposit growth has been from a low of (0.75) percent in 2002 to a high of 12.1 percent in 2001, compared to average growth rates of 5.6 percent for the comparable group, 11.7 percent for all thrifts and 8.3 percent for Midwest thrifts. The Bank had borrowed funds of 18.30 percent of assets at December 31, 2003, which was similar to the comparable group's 17.52 percent ratio.

The Bank's ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a

Asset, Loan and Deposit Growth (cont.)

high quality of service to its customers, to increase its market share and to continue its loan origination activity. Mutual's primary market area of Johnson County has experienced a strong increase in population and households between 1990 and 2000 and those increases are projected to continue at rates higher than state and national rates through 2008. The Bank's primary market area also indicates 2000 per capita income at average levels and median household income higher than Indiana and the United States. It should be noted, however, that the City of Franklin, the location of four of the Bank's six offices, indicated 2000 per capita income below Johnson County, Indiana and the United States; and Franklin indicated 2000 median household income lower than all of Johnson County, although higher than Indiana and the United States. In 2000, housing values in Johnson County were higher than Indiana but lower than the United States, while lower housing values in Franklin were similar to Indiana and significantly lower than the United States.

The Bank's historical dependence on its current primary market area could result in lower asset growth in the future as a result of its increasingly competitive operating environment in Johnson County, a first-tier suburb of Indianapolis. Mutual's projections indicate no deposit growth in 2004, reflecting the outflow of deposits to purchase stock, followed by a very modestly increasing trend in 2005 and 2006, with annual deposit growth of between 3 percent and 4 percent. Total portfolio loans are projected to experience modest growth of approximately 3 percent in 2004, as conversion proceed are deployed in the second half of the year, with cash and investments remaining generally constant. Mutual's competitive operating environment, together with its projected modest deposit growth during the next few years, combined with only modest loan growth, is likely to result in lower asset, loan and deposit growth for the Bank relative to the comparable group.

Based on the foregoing factors, we have concluded that a downward adjustment to the Bank's pro forma value is warranted for the Bank's anticipated asset, loan and deposit growth.

DIVIDEND PAYMENTS

The Corporation has not committed to the payment of cash dividends in the years immediately following the completion of its stock offering. The actual payment of cash dividends by the Corporation will be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.

Each of the ten institutions in the comparable group pays a cash dividend for an average dividend yield of 1.88 percent and an average payout ratio of 34.47 percent.

In our opinion, a downward adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

In 2003, investors' interest in new issues was generally positive and subscription levels were consistently high, although a few issues received a less than strong reaction from the marketplace. Overall, although the reaction of IPO investors appears generally to be related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry, the smaller number of offerings appears to have concentrated greater subscription activity beyond the stronger institutions.

Mutual will direct its offering primarily to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $1.6 million or 12.6 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 8.0 percent of the total shares issued to the public in the current offering. Additionally, the Prospectus restricts to 15,000 shares, based on the $10.00 per

Subscription Interest (cont.)

share purchase price, the total number of shares in the conversion that may be purchased by a single person, and to 25,000 shares by persons and associates acting in concert.

The Bank has secured the services of Keefe, Bruyette & Woods, Inc. ("KBW") to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for standard conversion offerings, we believe that no adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

Mutual will offer its shares through a subscription offering and, if required, a subsequent community offerings with the assistance of KBW. Mutual will pursue at least two market makers for the stock.

The Bank's proposed market capitalization pursuant to its public offering and shares to be issued at the midpoint of the valuation range is 49.2 percent smaller than the average of the comparable group, 74.5 percent smaller than publicly-traded thrifts in Indiana, and only about 2.2 percent the size of all publicly-traded thrifts. We have concluded, therefore, that a downward adjustment to the pro forma market value is warranted at this time relative to the liquidity of the stock.

MANAGEMENT

The president and chief executive officer of Mutual is Robert D. Heuchen, who is also a director. Mr. Heuchen has served as president and chief executive officer of the Bank since 1991 and has also served as a director since 1991. Mr. Heuchen also serves as vice chairman of the board of directors, a position he has held since 1999, and is also president of Mutual Financial Services, Inc., holding this position since it was formed in 1991. Mr. Heuchen is a graduate of Franklin College and has an MBA from the University of Indianapolis. Other members of Mutual's senior management team are David A. Coffey, executive vice president and chief operating officer, and Debra K. Harlow, chief financial officer.

Since 1999, the Mutual's management have been successful in increasing the Bank's loan portfolio, maintaining a higher ratio of loans to deposits, strengthening the Bank's net interest margin, maintaining a much lower than average level of nonperforming assets along with a higher coverage ratio, and maintaining a stable ratio of equity to assets. The Bank's asset and deposit growth have, however, lagged the comparable group and industry averages in a competitive operating environment. Mutual's operating expenses have been and continue to be significantly higher than the comparable group and industry averages, contributing to the Bank's efficiency ratio being less favorable than the comparable group and industry averages and its lower return on assets

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to prevail in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and

Marketing of the Issue (cont.)

pending federal legislation related to thrift charters and the regulation of financial institutions. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

We believe that a new issue discount applied to the price to book valuation approach continues and is considered to be reasonable and necessary in the pro forma valuation of the Corporation. We have made a downward adjustment to the Corporation's pro forma market value in recognition of the new issue discount

VI. VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as decreasing interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful to the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to earnings method.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value".

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's earnings performance, asset, loan and deposit growth, dividend payments, the liquidity of the stock and the marketing of the issue. An upward adjustments was made for the

Bank's financial condition. No adjustments were made for the Bank's market area, subscription interest and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 124.31 percent and 123.29 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 108.41 percent (Home City Financial Corp.) to a high of 145.74 percent (Great American Bancorp). The comparable group had modestly higher average and median price to tangible book value ratios of 126.07 percent and 124.49 percent, respectively, with the range of 109.09 percent to a higher 149.85 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed modestly from a low of 109.09 percent to a high of 133.59; and the comparable group's price to tangible book value range also narrowed modestly from a low of 111.30 percent to a high of 140.03.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 67.78 percent and a price to tangible book value ratio of 67.71 percent at the midpoint. The price to book value ratio increases from 63.06 percent at the minimum to 75.29 percent at the super maximum, while the price to tangible book value ratio increases from 63.06 percent at the minimum to 75.29 percent at the super maximum.

The Corporation's pro forma price to book value and price to tangible book value ratios of 67.78 percent and 67.71 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's capitalization and local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 15.50 percent compared to 10.43 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $8,040,000 at December 31, 2003, the indicated fully converted pro forma market value of the Bank using this approach is $12,540,095 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, Mutual's after tax net earnings for the twelve months ended December 31, 2003, were $495,000, and its core earnings were $565,000 for that period. To opine the pro forma market value of the Corporation by using the price to earnings method, we applied the Bank's core earnings base of $565,000.

Price to Earnings Method (cont.)

In determining the price to core earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 18.88, while the median was a slightly higher 19.39. The average price to net earnings multiple was a similar 18.84 and the median multiple was 19.28. The comparable group's price to core earnings multiple was lower than the 22.42 average multiple for all publicly-traded, FDIC-insured thrifts but higher than their median of 17.98. The range in the price to core earnings multiple for the comparable group was from a low of 14.17 (AMB Financial Corp.) to a high of 23.76 (Citizens First Financial Corp.). The range in the price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 14.97 to a high of 23.69 times earnings for eight of the ten institutions in the group, indicating an insignificant narrowing of the range.

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a price to core earnings multiple of 24.75 at the midpoint, based on Mutual's core earnings of $565,000 for twelve months ended December 31, 2003.

Based on the Bank's core earnings base of $565,000 (reference Exhibit 49), the pro forma market value of the Corporation using the price to earnings method is $12,426,585 at the midpoint.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Exhibit 50 indicates that the average price to assets ratio for the comparable group was 12.93 percent and the median was 13.19 percent. The range in the price to assets ratios for the comparable group varied from a low of 8.50 percent (Home City Financial Corp.) to a high of 16.12 percent (Great American Bancorp). The range narrows modestly with the elimination of the two extremes in the group to a low of 10.30 percent and a high of 15.84 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 10.59 percent at the midpoint, which ranges from a low of 9.11 percent at the minimum to 13.50 percent at the super maximum.

Based on the Bank's December 31, 2003, asset base of $106,561,000, the indicated pro forma market value of the Corporation using the price to assets method is $12,557,133 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the valuation approaches. At the midpoint value, the price to book value ratio of 67.78 percent for the Corporation represents a discount of 45.48 percent relative to the comparable group and decreases to 39.43 percent at the super maximum.

The price to core earnings multiple of 24.75 for the Corporation at the midpoint value indicates a premium of 31.10 percent, increasing to a premium of 79.94 percent at the super maximum. The price to assets ratio at the midpoint represents a discount of 18.07 percent, changing to a premium of 4.41 percent at the super maximum.

It is our opinion that as of February 27, 2004, the pro forma market value of the Corporation, is $12,500,000 at the midpoint, representing 1,250,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $10,625,000 or 1,062,500 shares at $10.00 per share to a maximum of $14,375,000 or 1,437,500 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $16,531,250 or 1,653,125 shares at $10.00 per share (reference Exhibits 51to 54).

The pro forma appraised value of Third Century Bancorp as of February 27, 2004, is $12,500,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

MUTUAL SAVINGS BANK
FRANKLIN, INDIANA

Statement of Financial Condition
At December 31, 2003

	December 31, 2003
ASSETS	
Cash and due from banks	$ 2,579,005
Interest-bearing demand deposits	2,159,760
Cash and cash equivalents	4,738,765
Held-to-maturity securities	688,609
Loans, net of allowance for loan losses of $1,054,766 at December 31, 2003	96,955,033
Premises and equipment	2,081,815
Federal Home Loan Bank stock	975,000
Interest receivable	463,551
Other	658,507
Total assets	$ 106,561,280
LIABILITIES AND EQUITY CAPITAL	
Liabilities	
Deposits:	
Demand dep	$ 6,989,144
Savings, NOW and money market	35,779,346
Time	35,939,575
Total deposits	78,708,065
Federal Home Loan Bank advances	19,500,000
Interest payable and other liabilities	313,010
Total liabilities	98,521,075
Equity Capital	
Retained earnings	8,040,205
Total liabilities and stockholders' equity	$ 106,561,280

Source: Mutual Savings Bank's audited financial statements

EXHIBIT 2

MUTUAL SAVINGS BANK
FRANKLIN, INDIANA

Consolidated Balance Sheets
At December 31, 1999, 2000, 2001 and 2002

	December 31,			
	2002	2001	2000	1999
ASSETS				
Cash and due from banks	$ 3,240,302	$ 3,873,469	$ 2,121,940	$ 5,227,644
Interest-bearing demand deposits	3,945,862	10,191,962	3,379,798	2,589,060
Cash and cash equivalents	7,186,164	14,065,431	5,501,738	7,816,704
Held-to-maturity securities	6,124,409	--	--	--
Loans, net	79,336,025	73,614,589	78,728,988	69,684,369
Premises and equipment	2,176,841	1,827,486	1,844,481	1,878,470
Federal Home Loan Bank stock	550,000	550,000	500,000	451,700
Interest receivable	524,573	516,267	650,373	550,582
Other	611,398	564,133	364,469	263,220
Total assets	$ 96,509,410	$ 91,137,906	$ 87,590,049	$ 80,645,045
LIABILITIES AND EQUITY CAPITAL				
LIABILITIES				
Deposits	$ 78,126,958	$ 78,740,624	$ 70,223,504	$ 67,700,663
Borrowed funds	10,500,000	5,000,000	10,000,000	6,400,000
Other liabilities	337,038	462,164	581,797	371,517
Total liabilities	88,963,996	84,202,788	80,805,301	74,472,180
Equity Capital				
Retained earnings	7,545,414	6,935,118	6,784,748	6,172,865
Total liabilities and net worth	$ 96,509,410	$ 91,137,906	$ 87,590,049	$ 80,645,045

Source: Mutual Savings Bank's audited financial statements

EXHIBIT 3

MUTUAL SAVINGS BANK
FRANKLIN, INDIANA

Consolidated Statement of Income
For the Year Ended December 31, 2003

	Year Ended December 31, 2003
Interest income	
Loans	$ 5,877,351
Securities	62,047
Dividends on Federal Home Loan Bank stock	35,647
Deposits with financial institutions	36,677
Total interest income	6,011,722
Interest expense	
Deposits	1,346,831
Federal Home Loan Bank advances	607,125
Total interest expense	1,953,956
Net interest income	4,057,766
Provision for loan losses	200,000
Net interest income after provision for loan losses	3,857,766
Noninterest income	
Fiduciary activities	80,772
Service charges on deposits accounts	204,004
Other service charges and fees	223,005
Net gains on loan sales	72,363
Merchant processing	100,851
Loan servicing fees	23,581
Other	19,251
Total noninterest income	723,827
Noninterest expense	
Salaries and employee benefits	2,122,203
Net occupancy expense	349,581
Equipment expense	72,896
Data processing fees	344,803
Conversion expense	117,038
Professional fees	62,119
Directors' fees	89,500
Bank charges	144,195
Merchant processing	80,789
Other	372,868
Total noninterest expense	3,755,992
Income before income tax	825,601
Provision for income taxes	330,810
Net income	$ 494,791

Source: Mutual Savings Bank's audited financial statements

EXHIBIT 4

MUTUAL SAVINGS BANK
FRANKLIN, INDIANA

Consolidated Statements of Income
For the Years Ended December 31, 1999, 2000, 2001 and 2002

	Year Ended December 31,			
	2002	2001	2000 #	1999
Interest income:				
Loans	$ 5,511,815	$ 6,427,814	$ 6,395,645	$ 5,598,924
Securities	196,681	40,216	37,451	36,136
Other interest-earning assets	132,118	236,020	221,555	144,119
Total interest income	5,840,614	6,704,050	6,654,651	5,779,179
Interest expense:				
Deposits	1,980,287	3,113,205	3,024,978	2,731,223
Borrowed funds	277,040	441,626	483,939	286,043
Total interest expense	2,257,327	3,554,831	3,508,917	3,017,266
Net interest income	3,583,287	3,149,219	3,145,734	2,761,913
Provision for loan losses	140,000	159,589	96,000	218,000
Net interest income after provision for loan losses	3,443,287	2,989,630	3,049,734	2,543,913
Noninterest income:				
Service charges and fees	411,121	310,742	230,155	204,767
Net gains on loan sales	48,516	103,468	36,513	41,540
Gain (Loss) on sale of REO	--	(432,960)	(1,473)	96,343
Other	282,477	111,246	67,139	40,013
Total noninterest income	742,114	92,496	332,334	382,663
Noninterest expense:				
Salaries and employee benefits	1,787,961	1,582,023	1,380,264	1,181,408
Net occupancy expense	310,740	214,720	193,594	193,897
Equipment expense	55,089	111,986	94,961	104,147
Data processing fees	288,606	233,756	198,888	194,505
Other	730,824	689,517	501,595	441,062
Total noninterest expense	3,173,220	2,832,002	2,369,302	2,115,019
Income before income taxes	1,012,181	250,124	1,012,766	811,557
Provision for income taxes	401,885	99,754	400,883	321,863
Net earnings	$ 610,296	$ 150,370	$ 611,883	$ 489,694

Source: Mutual Savings Bank's audited financial statements

EXHIBIT 5

Selected Financial Information
For the Years Ended December 31, 2002 and 2003

	For the Years Ended December 31,	
	2003	2002
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$ 106,561	$ 96,509
Loans receivable	98,010	80,220
Allowance for loan losses	(1,055)	(884)
Net loans receivable	96,955	79,336
Cash and cash equivalents	4,739	7,186
Securities available-for-sale	--	--
Securities to be held to maturity	688	6,124
FHLB advances	19,500	10,500
Deposits	78,708	78,127
Retained earnings - substantially restricted	8,040	7,545

Source: Third Century Bancorp's Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended December 31, 2002 and 2003

	Years Ended December 31, 2003	Years Ended December 31, 2002
	(In thousands)	
Selected Operations Data:		
Total interest income	$ 6,012	$ 5,840
Total interest expense	1,954	2,257
Net interest income	4,058	3,583
Provision for loan losses	200	140
Net interest income after provision for loan losses	3,858	3,443
Other income	724	742
Other expense	3,756	3,173
Income before income taxes	826	1,012
Income tax expense	331	402
Net income	$ 495	$ 610

Source: Third Century Bancorp's Prospectus

EXHIBIT 7

Normalized Earnings Trends
For the Fiscal Years Ended December 31, 2002 and 2003

	Years ended December 31,	
	2003	2002
	(In Thousands)	
Net income before taxes	$ 826	$ 1,012
Expense adjustments		
Data processing conversion	(117)	--
Income adjustments	--	--
Normalized earnings before taxes	943	1,012
Taxes [1]	378	402
Normalized earnings after taxes	$ 565	$ 610

[1] Based on tax rate of 40.1 percent.

Source: Mutual Savings Bank's audited financial statements

EXHIBIT 8

Performance Indicators
For the Years Ended December 31, 2002 and 2003

	Years Ended December 31,	
	2003	2002
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Interest rate spread during period	3.79%	3.13%
Net yield on interest-earning assets [1]	4.04%	3.69%
Return on assets [2]	0.48%	0.61%
Return on equity [3]	6.22%	8.29%
Equity to assets [4]	7.54%	7.82%
Average interest-earning assets to average interest-bearing liabilities	112.82%	124.24%
Asset Quality Ratios:		
Nonperforming assets to total assets [4]	0.40%	0.30%
Allowance for loan losses to total loans outstanding [4]	1.08%	1.10%
Allowance for loan losses to nonperforming loans [4]	245.92%	532.53%
Capital Ratios:		
Net charge-offs to average total loans outstanding	0.03%	0.03%
Other expenses to average assets	3.63%	3.18%

(1) Net interest income divided by average interest-earning assets.
(2) Net income divided by average total assets.
(3) Net income divided by average total equity.
(4) At end of period.

Source: Third Century Bancorp's Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended December 31, 2002 and 2003

	Years Ended December 31, 2003 vs. 2002		
	Increase (Decrease) Due to		
	Rate	Volume	Total Increase (Decrease)
	(In thousands)		
Interest-earning assets:			
Interest-earning deposits	$ (33)	$ (29)	$ (62)
Securities to be held to maturity	(61)	(74)	(135)
Loans receivable	(244)	609	365
FHLB stock	(8)	11	3
Total interest-earning assets	(346)	517	171
Interest-bearing liabilities:			
Savings deposits	(170)	12	(158)
Interest-bearing demand deposits	(1)	2	1
Certificates of deposit	(461)	(15)	(476)
FHLB advances	(81)	411	330
Total interest-bearing liabilities	$ (713)	$ 410	$ (303)
Net change in net interest income	$ 367	$ 107	$ 474

Source: Third Century Bancorp's Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended December 31, 2002 and 2003 and At December 31, 2003

	At December 31, 2003	Years Ended December 31,	
		2003	2002
	Yield/ Rate	Yield/ Rate	Yield/ Rate
Assets			
Interest-earning assets:			
Interest-bearing deposits	0.95%	0.76%	1.30%
Securities held-to-maturity	1.43%	1.72%	2.85%
Loans receivable	5.99%	6.44%	6.73%
Stock in FHLB of Indianapolis	5.80%	4.67%	6.00%
Total interest-earning assets	5.70%	5.98%	6.02%
Liabilities and retained earnings			
Interest-bearing liabilities:			
Savings deposits, NOW and money market	0.50%	0.64%	1.10%
Interest-bearing demand deposits	0.31%	0.50%	0.91%
Certificates of deposit	2.69%	3.03%	4.29%
FHLB advances	3.79%	3.98%	5.25%
Total interest-bearing liabilities	1.93%	2.19%	2.89%
Net interest rate spread	3.77%	3.79%	3.13%
Net yield on average earning assets	--	4.04%	3.69%

Source: Third Century Bancorp's Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At December 31, 2002 and 2003

2003

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change(1)
	(Dollars in thousands)				
300	$ 5,963	$ (2,983)	(33.3)%	5.90%	(2.69)%
--	8,946	--	--	8.08%	--
(75)	8,604	(342)	(3.8)%	7.67%	(0.31)%

(1) Expressed in basis points.

2002

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change(1)
	(Dollars in thousands)				
300	$ 8,540	$ (1,017)	(10.6)%	8.81%	(0.98)%
--	9,557	--	--	9.24%	--
(100)	8,357	(1,200)	(12.6)%	8.01%	(1.16)%

(1) Expressed in basis points.

Source: Third Century Bancorp's Prospectus

EXHIBIT 12

Loan Portfolio Composition
At December 31, 2002 and 2003

	At December 31,			
	2003		2002	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Type of Loan				
Real estate mortgage loans:				
Land	$ 4,234	4.32%	$ 2,561	3.19%
One- to four-family	56,133	57.25%	41,011	51.10%
Multi-family	363	0.37%	386	0.48%
Commercial	15,567	15.88%	13,562	16.90%
Construction	5,352	5.46%	4,755	5.92%
Consumer loans:				
Home equity	3,413	3.48%	3,100	3.86%
Home improvement	2,483	2.53%	2,835	3.53%
Passbook	3,102	3.16%	2,924	3.64%
Other	329	0.34%	212	0.26%
Commercial loans	7,076	7.22%	8,914	11.11%
Gross loans receivable	$ 98,052	100.00%	$ 80,260	100.00%
Type of Security				
Land	$ 4,234	4.32%	$ 2,561	3.19%
One- to four-family	62,548	63.79%	46,318	57.71%
Multi-family	363	0.37%	386	0.48%
Commercial real estate	15,567	15.88%	13,562	16.90%
Deposits	2,483	2.53%	2,835	3.53%
Other security	11,245	11.47%	11,994	14.94%
Unsecured	1,612	1.64%	2,604	3.24%
Gross loans receivable	$ 98,052	100.00%	$ 80,260	100.00%
Less:				
Allowance for loan losses	1,055		884	
Loans in process	--		--	
Net loans receivable	$ 96,955		$ 79,336	

Source: Third Century Bancorp's Prospectus

EXHIBIT 13

Loan Maturity Schedule
At December 31, 2003

	Balance Outstanding at December 31, 2003	Due During Years Ending December 31, 2004	2005 to 2006	2007 to 2008	2009 to 2013	2014 to 2023	2023 and following
			(In thousands)				
Real estate mortgage loans							
Land	$ 4,234	$ 1,536	$ 889	$ 24	$ 338	$ 1,447	$ --
One- to four-family loans	56,133	2	110	551	7,918	33,675	13,877
Multi-family loans	363	--	9	--	--	354	--
Commercial loans	15,567	733	1,531	154	1,229	11,676	244
Construction loans	5,352	4,210	516	--	626	--	--
Consumer loans:							
Home equity loans	3,413	133	240	193	2,847	--	--
Automobiles	2,483	69	952	1,300	139	23	--
Lines of credit	3,102	2,946	76	80		--	
Other consumer loans	329	250	25	34	20	--	--
Commercial loans	7,076	2,930	1,144	520	518	1,071	893
Total	$ 98,052	$ 12,809	$ 5,492	$ 2,856	$ 13,635	$ 48,246	$ 15,014

	Due after December 31, 2003 Fixed Rates	Adjustable Rates	Total
		(In thousands)	
Real estate mortgage loans:			
Land	$ 1,868	$ 830	$ 2,698
One- to four-family loans	47,615	8,516	56,131
Multi-family loans	--	363	363
Commercial	2,842	11,992	14,834
Construction loans	663	479	1,142
Consumer loans:			
Home equity loans	--	3,280	3,280
Automobiles	2,414	--	2,414
Lines of credit	140	16	156
Other consumer loans	79	--	79
Commercial loans	2,519	1,626	4,145
Total	$ 58,140	$ 27,102	$ 85,242

EXHIBIT 14

Loan Originations and Purchases
For the Years Ended December 31, 2002 and 2003

	Years Ended December 31, 2003	2002
	(In thousands)	
Loans originated:		
Real estate mortgage loans:		
Land	$ 878	$ 269
One- to four-family	26,429	16,986
Commercial loans	6,384	4,745
Construction loans	2,045	1,187
Consumer loans:		
Home equity and home improvement loans	1,668	1,779
Other consumer loans	3,809	4,616
Commercial loans	3,643	5,737
Total originations	$ 44,856	$ 35,319
Reductions:		
Principal loan repayments	27,065	29,473
Transfers from loans to real estate owned	--	16
Total reductions	$ 27,065	$ 29,489
Decrease in other items	172	109
Net increase	$ 17,619	$ 5,721

Source: Third Century Bancorp's Prospectus

EXHIBIT 15

Delinquent Loans
At December 31, 2002 and 2003

	At December 31, 2003				At December 31, 2002			
	30 - 89 Days		90 Days or More		30 - 89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
				(Dollars in thousands)				
Real estate mortgage loans:								
One- to four-family	15	$ 845	2	$70	9	$ 295	1	$12
Multi-family loans	1	9	-	-	1	14	-	-
Construction loans	1	130	1	359	2	313	1	104
Home equity and home improvement loans	9	102	-	-	2	25	-	-
Other consumer loans	6	42	-	-	1	5	-	-
Commercial loans	4	92	-	-	5	479	2	50
Total	36	$1,220	3	$429	20	$1,131	4	$166
Delinquent loans to total loans	1.98%	1.24%	0.17%	0.44%	1.15%	1.41%	0.23%	0.21%

Source: Third Century Bancorp's Prospectus

EXHIBIT 16

Nonperforming Assets
At December 31, 2002 and 2003

	At December 31,	
	2003	2002
	(Dollars in thousands)	
Nonperforming assets:		
Nonperforming loans	$ 429	$ 166
Foreclosed assets	--	120
Total nonperforming assets	$ 429	$ 286
Nonperforming loans to total loans	0.44%	0.21%
Nonperforming assets to total assets	0.40%	0.30%

Source: Third Century Bancorp's Prospectus

EXHIBIT 17

Classified Assets

At December 31, 2002 and December 31, 2003

	December 31, 2003	December 31, 2002
	(In thousands)	
Classified Assets:		
Substandard assets	$ 1,950	$ 246
Doubtful assets	30	--
Loss assets	14	12
Total classified assets	$ 1,994	$ 258
General loss allowance	$ 692	$ 779
Specific loss allowances	363	105
Total allowances	$ 1,055	$ 884

Source: Third Century Bancorp's Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended December 31, 2002 and 2003

	For the years ended December 31,	
	2003	2002
	(Dollars in thousands)	
Balance at beginning of year	$ 884	$ 772
Charge-offs:		
One- to four-family	23	14
Consumer loans	8	19
Commercial loans	--	19
Total charge-offs	31	52
Recoveries:		
One- to four-family	--	--
Consumer loans	2	14
Commercial loans	--	10
Total recoveries	2	24
Provision for losses on loans	200	140
Balance end of period	$ 1,055	$ 884
Allowance for loan losses as a percent of total loans outstanding	1.08%	1.10%
Ratio of net charge-offs to average loans outstanding	0.03%	0.03%

Source: Third Century Bancorp's Prospectus

EXHIBIT 19

Investment Portfolio Composition
At December 31, 2002 and 2003

	At December 31,			
	2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Held-to-Maturity				
Agency securities	$ 201	$ 202	$ 2,902	$ 2,925
State and municipal	--	--	600	604
Mortgage-backed securities	--	--	1,713	1,699
Corporate obligations	488	488	909	911
FHLB stock (1)	975	975	550	550
Total investment securities	$ 1,664	$ 1,665	$ 6,674	$ 6,689

(1) Market value is based on the price at which the stock may be resold to the FHLB of Indianapolis.

Source: Third Century Bancorp's Prospectus

EXHIBIT 20

Mix of Deposits
Years Ended December 31, 2003

	At December 31, 2003	
	Average Balance	Percent of Deposits
	(Dollars in thousands)	
Type of Account		
Withdrawable:		
Noninterest-bearing demand	$ 6,679	8.49%
Interest-bearing demand	310	0.39%
Savings, NOW and money market	35,779	45.46%
Total withdrawable	42,768	54.34%
Certificates (original terms):		
91-day	823	1.05%
182-day	2,587	3.29%
Short-term	33	0.04%
12 month	6,415	8.15%
15 month	3,169	4.03%
18 month	3,796	4.82%
24 month	4,834	6.14%
30 month	6,106	7.76%
36 month	2,407	3.06%
42 month	2,203	2.80%
48 month	43	0.05%
60 month	806	1.02%
IRA	2,718	3.45%
Total certificates	35,940	45.66%
Total deposits	$ 78,708	100.00%

Source: Third Century Bancorp Prospectus

EXHIBIT 21

Time Deposits by Rate
At December 31, 2002 and 2003

	At December 31,	
	2003	2002
	(In thousands)	
1.00% to 1.99%	$ 12,655	$ 4,939
2.00% to 2.99%	11,038	11,517
3.00% to 3.99%	7,063	8,783
4.00% to 4.99%	3,307	5,513
5.00% to 5.99%	1,238	2,862
6.00% to 8.00%	638	2,109
Total	$ 35,939	$ 35,723

Source: Third Century Bancorp's Prospectus

EXHIBIT 22

Deposit Activity
For the Years Ended December 31, 2002 and 2003

	Year ended December 31,	
	2003	2002
	(Dollars in thousands)	
Beginning balance	$ 35,723	$ 38,652
Net deposits (withdrawals) before interest credited	(899)	(4,514)
Interest credited	1,116	1,585
Net increase in deposits	217	(2,929)
Ending balance	$ 35,940	35,723

Source: Third Century Bancorp's Prospectus

EXHIBIT 23

Borrowed Funds Activity
At December 31, 2002 and 2003

	At or For the Years Ended December 31,	
	2003	2002
	(Dollars in thousands)	
FHLB Advances		
Outstanding at end of period	$ 19,500	$ 10,500
Average balance during period	15,244	5,280
Maximum amount outstanding at any month-end during the period	19,500	10,500
Weighted average interest rate at end of period	3.98%	5.25%
Weighted average interest rate during period	3.79%	4.38%

Source: Third Century Bancorp's Prospectus

EXHIBIT 24

OFFICES OF MUTUAL SAVINGS BANK
FRANKLIN, INDIANA
as of December 31, 2003

Location	Owned or Leased	Year Opened	Net Book Value of Real Property
Main Office 80 East Jefferson Street Franklin, Indiana 46131	Owned	1890	$704,296
1124 North Main Street Franklin, Indiana 46131	Owned	1995	906,944
1050 West Jefferson Street Franklin, Indiana 46131	Leased	1997	22,020
690 South State Street Franklin, Indiana 46131	Leased	2001	7,378
2 Trafalgar Square Trafalgar, Indiana 46181	Owned	1993	367,421
7459 South Nineveh Road Nineveh, Indiana 46164	Leased	2001	73,756

Source: Third Century Bancorp's Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE ASSOCIATION
At December 31, 2003

Name	Position(s) Held with the Bank	Age	Director Since	Expiration of Term
David A. Coffey	Chief Operating Officer, Executive Vice President and Director	41	1999	2006
Robert L. Ellett	Chairman	64	1987	2005
Robert D. Heuchan	President, Chief Executive Officer, Vice Chairman and Director	50	1991	2007
Jerry D. Petro	Director	58	1997	2006
Robert D. Schafstall	Director	60	1999	2005
Debra K. Harlow	Chief Financial Officer	52	–	–

Source: Third Century Bancorp's Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Franklin, Johnson County, Indiana and the United States
1990 and 2000

	1990	2000	% Change	2008	% Change
Population					
Franklin	12,907	19,463	50.8%	23,842	22.5%
Johnson County	88,109	115,209	30.8%	142,433	23.6%
Indiana	5,544,159	6,080,485	9.7%	6,483,817	6.6%
United States	248,709,873	281,421,906	13.2%	309,302,654	9.9%
Households					
Franklin	4,430	6,824	54.0%	8,359	22.5%
Johnson County	31,435	42,434	35.0%	54,063	27.4%
Indiana	2,064,246	2,336,306	13.2%	2,550,501	9.2%
United States	91,947,410	105,488,101	14.7%	117,073,982	11.0%
Per Capita Income					
Franklin	$11,103	$18,937	70.6%	--	--
Johnson County	14,992	22,976	53.3%	--	--
Indiana	13,149	20,397	55.1%	--	--
United States	14,420	22,162	53.7%	--	--
Median Household Income					
Franklin	$26,040	$45,414	74.4%	$56,824	25.1%
Johnson County	35,035	52,693	50.4%	62,414	18.4%
Indiana	28,797	41,567	44.3%	50,303	21.0%
United States	30,056	41,994	39.7%	54,319	29.3%

Source: U.S. Census and ESRI

EXHIBIT 27

Key Housing Data
Franklin, Johnson County, Indiana and the United States
1990 & 2000

		1990	2000
Occupied Housing Units			
Franklin		4,430	6,824
Johnson County		31,435	42,434
Indiana		2,064,246	2,336,306
United States		91,993,582	105,480,101
Occupancy Rate			
Franklin			
	Owner-Occupied	65.5%	68.6%
	Renter-Occupied	34.5%	31.4%
Johnson County			
	Owner-Occupied	74.0%	76.5%
	Renter-Occupied	26.0%	23.5%
Indiana			
	Owner-Occupied	70.2%	71.4%
	Renter-Occupied	29.8%	28.6%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Franklin		$ 54,100	$ 103,000
Johnson County		71,600	122,500
Indiana		53,500	94,300
United States		78,500	119,600
Median Rent			
Franklin		$ 355	$ 579
Johnson County		414	599
Indiana		374	521
United States		447	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Franklin, Johnson County, Indiana and the United States
1990 and 2000

	1990			
Industry Group	Franklin	Johnson County	Indiana	United States
Agriculture/Mining	1.3%	2.3%	2.9%	3.3%
Construction	6.4%	7.1%	5.6%	6.3%
Manufacturing	24.1%	20.6%	25.1%	17.7%
Transportation/Utilities	5.6%	8.1%	6.6%	7.1%
Wholesale/Retail	20.9%	22.9%	21.4%	21.2%
Finance, Insurance & Real Estate	5.5%	8.0%	5.7%	6.9%
Services	36.2%	31.0%	32.7%	37.5%

	2000			
	Franklin	Johnson County	Indiana	United States
Agriculture/Mining	1.0%	0.8%	1.4%	1.9%
Construction	7.9%	7.6%	6.6%	6.8%
Manufacturing	21.1%	18.5%	22.9%	14.1%
Wholesale/Retail	17.4%	17.0%	15.2%	15.3%
Transportation/Utilities	4.6%	6.7%	5.2%	5.2%
Information	2.6%	3.0%	2.1%	3.1%
Finance, Insurance & Real Estate	4.8%	7.5%	5.7%	6.9%
Services	40.6%	38.9%	40.9%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Johnson County, Indiana and the United States
For Years 1999 through 2002 and through December 2003

Location	1999	2000	2001	2002	Through December 2003
Johnson County	1.8%	1.9%	2.4%	3.6%	3.5%
Indiana	3.0%	3.2%	4.4%	5.1%	4.9%
United States	4.2%	4.0%	4.7%	5.8%	5.4%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Johnson County
June 30, 2003

	Johnson County Deposits ($000)	Mutual Savings Bank's Share ($000)	Mutual Savings Bank's Share (%)
Banks	$ 1,067,432	---	---
Thrifts	156,079	$ 78,932	50.6%
	$ 1,223,511	$ 78,932	6.5%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2000 - 2003

	1st Qtr. 2000	2nd Qtr. 2000	3rd Qtr. 2000	4th Qtr. 2000
Prime Rate	9.00%	9.50%	9.50%	9.50%
90-Day Treasury Bills	5.63%	6.04%	5.98%	5.90%
1-Year Treasury Bills	6.16%	6.18%	6.05%	6.01%
30-Year Treasury Notes	6.30%	6.25%	5.65%	5.78%
	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%
	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%
	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

Source: The Wall Street Journal

EXHIBIT 32

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	24.500	26.000	18.100	-2.00	19.51	2.35	262.68	0.26	10.99	101.58	9.33	10.56
SRNN	Southern Banc Co.	AL	OTC BB	16.000	19.000	13.560	0.95	-2.50	0.84	113.39	0.35	19.75	82.30	14.11	23.88
SZB	SouthFirst Bancshares Inc.	AL	AMEX	17.800	17.800	13.450	6.27	6.27	0.19	185.25	0.60	98.89	108.21	9.61	197.78
FFBH	First Federal Bancshares of AR	AR	NASDAQ	20.500	21.300	12.775	1.18	7.00	1.46	129.34	0.34	14.86	145.80	15.85	14.86
HCBB	HCB Bancshares Inc.	AR	NASDAQ	18.110	20.130	15.840	-0.39	-3.57	0.35	160.65	0.36	56.59	94.62	11.27	37.73
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	16.650	16.900	10.830	1.78	16.12	1.23	163.93	0.32	13.65	142.80	10.16	16.99
BYFC	Broadway Financial Corp.	CA	NASDAQ	13.300	15.000	10.400	-6.67	-2.56	0.82	125.41	0.15	17.27	146.48	10.61	17.97
CCBI	Commercial Capital Bancorp	CA	NASDAQ	20.600	20.990	4.145	5.04	36.65	0.70	57.52	0.00	31.21	604.11	35.81	34.92
DSL	Downey Financial Corp.	CA	NYSE	53.830	54.570	37.400	4.32	11.10	3.64	416.99	0.36	14.79	163.97	12.91	NA
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	22.720	24.326	15.520	3.37	4.56	0.86	123.40	0.26	26.73	135.89	18.41	26.73
FED	FirstFed Financial Corp.	CA	NYSE	43.400	49.050	29.200	5.31	-10.53	3.80	283.06	0.00	11.73	169.47	15.33	11.73
GDW	Golden West Financial	CA	NYSE	115.420	115.600	68.640	11.52	13.68	7.25	542.67	0.36	16.17	295.19	21.27	16.87
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	16.500	17.110	9.392	10.24	20.15	NA	187.24	0.22	12.13	178.76	8.81	NA
HTHR	Hawthorne Financial Corp.	CA	NASDAQ	39.280	40.040	19.233	29.81	42.84	2.47	227.98	0.00	17.23	248.61	17.23	NA
NDE	IndyMac Bancorp Inc.	CA	NYSE	35.200	35.200	17.650	10.66	17.53	3.10	233.27	0.55	11.69	196.32	15.09	16.07
PPBI	Pacific Premier Bancorp	CA	NASDAQ	14.600	14.600	4.250	4.29	61.86	0.96	58.87	0.00	23.93	244.15	24.80	24.75
PFB	PFF Bancorp Inc.	CA	NYSE	35.850	40.610	21.886	-10.78	-3.73	2.47	205.12	0.46	15.19	192.85	17.48	15.93
PROV	Provident Financial Holdings	CA	NASDAQ	24.780	25.333	18.340	6.50	10.96	2.33	179.55	0.30	11.47	170.31	13.80	11.69
QCBC	Quaker City Bancorp Inc.	CA	NASDAQ	43.410	46.950	32.510	-6.71	2.87	3.55	280.41	0.40	12.62	189.90	15.48	12.62
UPFC	United PanAm Financial Corp.	CA	NASDAQ	17.820	19.640	7.070	7.47	-2.30	0.83	103.77	0.00	24.75	277.57	17.17	26.21
WES	Westcorp	CA	NYSE	42.800	43.140	18.500	7.21	15.43	2.88	282.72	0.52	15.02	197.14	15.14	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	31.200	34.500	23.250	-7.56	3.07	2.28	214.67	0.75	22.29	153.92	14.53	14.65
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	10.890	11.470	7.750	16.47	19.93	-0.15	264.74	0.00	30.25	101.97	4.11	NA
ANE	Alliance Bncp of New England	CT	AMEX	41.240	43.000	18.800	-3.55	3.88	0.54	153.36	0.30	80.86	358.92	26.89	40.83
SBMC	Connecticut Bancshares Inc.	CT	NASDAQ	51.900	52.470	37.350	-0.17	0.56	2.76	232.40	0.72	20.43	219.08	22.33	21.01
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	28.010	29.800	19.950	-4.60	5.10	1.82	172.01	0.60	16.19	219.17	16.28	16.19
WBS	Webster Financial Corp.	CT	NYSE	50.350	52.150	33.600	0.82	8.58	3.58	314.82	0.82	14.30	202.13	15.99	15.30
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	23.478	25.490	11.364	-2.17	17.39	-0.57	140.09	0.00	NM	167.10	16.76	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	48.460	51.000	31.250	-2.48	11.76	2.73	301.46	0.20	6.33	188.71	16.08	19.08
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	17.920	19.750	8.910	10.89	-5.58	0.66	81.51	0.13	16.59	256.73	21.98	23.27
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	27.510	28.830	15.950	-0.07	8.69	1.48	242.48	0.00	19.79	183.03	11.35	21.00
FDT	Federal Trust Corp.	FL	AMEX	7.500	8.220	4.750	-3.47	-5.06	0.40	66.64	0.03	17.86	188.92	11.25	20.83
FFLC	FFLC Bancorp Inc.	FL	NASDAQ	28.960	30.950	18.670	-1.23	-1.83	1.70	175.63	0.46	17.34	202.09	16.49	17.34

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	36.270	38.450	17.450	0.83	29.81	1.24	202.77	0.40	29.73	295.12	17.89	27.48
FCFL	First Community Bank Corp.	FL	NASDAQ	16.750	16.750	11.080	7.37	8.06	NA	87.05	NA	NA	168.68	19.24	NA
FFBK	FloridaFirst Bancorp Inc.	FL	NASDAQ	27.110	33.990	19.380	-10.17	-4.37	1.14	152.59	0.28	24.87	140.90	17.77	30.12
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	28.940	31.500	22.620	-2.79	-5.11	1.69	101.31	0.55	17.54	256.56	28.57	18.09
EBDC	Ebank Financial Services Inc.	GA	OTC BB	1.100	2.000	1.010	1.85	-21.43	-0.50	51.16	0.00	NM	458.33	2.15	NM
NTBK	NetBank Inc.	GA	NASDAQ	12.400	15.550	8.840	-2.52	-6.13	1.05	99.13	0.08	11.92	137.17	12.51	13.93
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	22.830	25.240	15.280	-5.82	-6.20	1.57	168.33	0.33	14.92	121.70	13.56	15.32
CASH	First Midwest Financial Inc.	IA	NASDAQ	22.500	24.500	15.880	-4.05	1.76	1.42	311.83	0.52	15.85	123.15	7.22	16.42
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	17.000	18.000	11.850	-5.56	18.80	1.71	120.66	0.21	10.12	119.05	14.09	10.97
FFFD	North Central Bancshares Inc.	IA	NASDAQ	38.479	38.760	31.100	4.56	-0.41	3.69	264.22	0.84	11.06	148.45	14.56	11.06
SFFC	StateFed Financial Corp.	IA	NASDAQ	13.250	13.450	11.000	0.38	0.00	0.04	71.27	0.30	NM	124.53	18.59	NM
AFBA	Allied First Bancorp Inc.	IL	OTC BB	16.100	17.000	11.450	-0.62	3.21	0.87	232.05	0.00	18.51	89.10	6.94	18.72
CFF	Centrue Financial Corporation	IL	AMEX	27.700	33.000	18.375	-0.54	-3.65	0.78	273.11	0.30	35.51	164.49	10.14	41.97
CFSL	Chesterfield Financial Corp.	IL	NASDAQ	25.800	26.960	19.800	0.19	9.84	0.65	93.51	0.28	40.95	134.94	27.59	40.95
CFSB	Citizens First Financial Corp.	IL	NASDAQ	24.000	28.500	19.999	-10.28	-11.93	1.11	233.01	0.40	23.76	109.09	10.30	23.76
ESDF	East Side Financial Inc.	IL	Pink Sheet	33.000	33.000	32.000	0.00	0.00	1.65	378.11	0.25	20.00	73.33	8.73	31.43
EFC	EFC Bancorp Inc.	IL	AMEX	26.500	27.500	18.010	2.12	17.46	1.70	195.33	0.58	16.46	155.24	13.57	17.79
FBTC	First BancTrust Corp.	IL	NASDAQ	25.200	25.250	17.300	3.96	1.00	1.70	180.93	0.35	15.56	119.37	13.93	16.26
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	34.000	36.000	20.000	-2.20	-2.24	1.53	169.04	0.38	22.97	154.83	20.11	33.66
FSFF	First SecurityFed Financial	IL	NASDAQ	34.750	35.250	23.630	-0.37	12.86	2.31	124.18	0.59	15.87	154.72	27.98	15.58
GTPS	Great American Bancorp	IL	NASDAQ	34.000	36.750	28.300	-4.23	-1.45	1.93	210.91	0.44	19.43	145.74	16.12	19.43
HMLK	Hemlock Federal Financial Corp	IL	NASDAQ	28.899	31.750	26.960	-2.99	-1.54	1.86	327.62	0.65	16.80	118.20	8.82	25.13
MAFB	MAF Bancorp Inc.	IL	NASDAQ	44.450	44.950	32.610	1.02	1.69	3.35	270.19	0.72	13.63	163.00	16.45	13.80
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	39.500	40.000	28.000	0.00	15.33	2.62	418.17	0.64	15.08	127.79	9.45	15.08
NBSI	North Bancshares Inc.	IL	NASDAQ	13.820	17.250	12.750	-4.69	5.90	0.32	116.84	0.38	43.19	117.42	11.83	49.36
PFED	Park Bancorp Inc.	IL	NASDAQ	29.700	31.660	24.700	-1.16	3.77	1.94	225.91	0.60	NA	108.83	13.15	17.68
RFBK	Rantoul First Bank SB	IL	Pink Sheet	17.100	24.000	11.350	-16.59	0.00	NA	166.01	NA	NA	115.07	10.30	NA
AMFC	AMB Financial Corp.	IN	NASDAQ	17.000	19.360	11.160	11.48	5.00	1.31	153.75	0.20	14.41	128.89	11.06	14.17
ASBI	Ameriana Bancorp	IN	NASDAQ	15.400	16.970	11.950	-3.75	2.67	0.77	127.83	0.64	20.00	124.70	12.05	NM
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	6.390	7.000	4.130	4.24	14.11	-0.75	45.89	0.00	NM	128.31	13.92	NM
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.970	15.200	13.360	-0.66	5.72	0.31	128.64	0.44	49.90	117.14	11.64	74.85
CSFC	City Savings Financial Corp.	IN	OTC BB	27.500	28.000	17.800	1.48	4.56	3.24	263.61	0.25	8.73	131.70	10.43	10.62
FFWC	FFW Corp.	IN	NASDAQ	25.500	26.120	16.410	11.70	13.59	1.83	186.86	0.62	14.25	142.62	13.65	14.33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFED	Fidelity Federal Bancorp	IN	NASDAQ	1.950	2.280	1.100	8.94	18.18	0.02	18.23	0.00	97.50	140.29	10.69	NM
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	20.850	23.400	16.050	-0.71	1.12	0.97	131.61	0.50	22.91	111.38	15.84	23.69
FCAP	First Capital Inc.	IN	NASDAQ	23.270	25.000	17.950	5.29	11.98	1.32	141.14	0.54	18.04	151.60	16.49	18.04
HFSK	HFS Bank FSB	IN	Pink Sheet	13.500	14.000	11.250	3.85	1.89	0.91	122.22	0.39	14.84	128.45	11.05	15.70
HBBI	Home Building Bancorp	IN	OTC BB	22.000	22.000	17.610	0.00	2.33	1.54	195.56	0.41	14.38	86.04	11.25	14.38
HWEN	Home Financial Bancorp	IN	NASDAQ	6.189	6.400	4.500	-0.16	3.67	0.28	44.73	0.12	22.10	121.35	13.84	22.10
LNCB	Lincoln Bancorp	IN	NASDAQ	20.820	20.950	16.450	3.84	8.90	0.91	134.11	0.49	23.66	115.92	15.52	22.88
LOGN	Logansport Financial Corp.	IN	NASDAQ	21.750	22.450	16.580	3.57	10.41	1.72	178.73	0.56	12.95	116.68	12.17	14.80
LSBI	LSB Financial Corp.	IN	NASDAQ	27.750	28.000	19.850	9.90	-0.89	2.23	235.42	0.50	12.97	133.09	11.79	12.97
MFBC	MFB Corp.	IN	NASDAQ	32.500	35.000	22.020	-1.52	3.04	1.77	329.46	0.44	19.23	121.91	9.86	19.23
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	24.800	29.210	21.300	-1.82	-4.17	1.64	156.36	0.42	15.60	133.98	15.86	15.60
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	20.910	22.150	15.000	1.46	1.80	1.36	152.87	0.53	15.96	114.39	13.68	16.08
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	30.500	32.000	25.250	-0.81	-4.69	2.14	191.73	1.18	14.32	204.97	15.91	14.73
PFDC	Peoples Bancorp	IN	NASDAQ	24.390	27.660	17.800	-7.96	-2.44	1.62	147.64	0.66	15.24	129.53	16.52	15.24
PBNC	PFS Bancorp Inc.	IN	NASDAQ	19.960	20.800	15.300	-1.67	-1.58	0.60	80.20	0.30	33.27	109.25	24.89	32.72
RIVR	River Valley Bancorp	IN	NASDAQ	27.251	30.250	14.195	-0.83	17.59	1.67	149.44	0.55	NA	201.11	18.24	17.14
SOBI	Sobieski Bancorp Inc.	IN	NASDAQ	6.850	13.800	6.000	-40.43	-45.16	-7.64	163.70	0.34	NM	87.04	4.18	NM
UCBC	Union Community Bancorp	IN	NASDAQ	18.200	19.600	15.990	2.01	5.51	1.18	124.56	0.60	15.69	107.57	14.61	15.69
FFSL	First Independence Corp.	KS	Pink Sheet	17.800	19.000	12.000	0.28	3.19	1.43	173.26	0.54	12.54	108.47	10.27	12.54
FKAN	First Kansas Financial Corp.	KS	NASDAQ	18.860	20.450	15.400	-0.47	1.39	-0.10	167.81	0.20	NM	105.66	11.24	NM
CKFB	CKF Bancorp Inc.	KY	NASDAQ	16.010	18.040	9.750	0.00	0.79	1.10	98.52	0.44	14.82	156.35	16.25	14.82
CFBC	Community First Bancorp Inc.	KY	OTC BB	18.500	20.000	12.000	8.82	33.09	NA	140.19	NA	NA	118.44	13.20	NA
FKKY	Frankfort First Bancorp Inc.	KY	NASDAQ	23.350	23.500	17.030	10.45	12.05	0.84	110.07	1.12	28.83	166.07	21.21	28.83
HFFB	Harrodsburg First Fin Bancorp	KY	NASDAQ	23.250	24.990	12.500	-6.63	5.68	0.96	142.15	0.60	24.22	133.54	16.36	24.73
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	18.260	18.500	13.000	1.44	4.59	0.96	143.70	0.46	19.02	140.68	12.71	22.00
FPBF	FPB Financial Corp.	LA	OTC BB	23.000	23.000	17.500	2.22	5.75	1.86	311.76	0.38	NA	92.59	7.38	12.64
GLBP	Globe Bancorp Inc.	LA	OTC BB	18.000	22.000	15.100	0.00	-1.37	0.62	116.66	0.35	29.03	88.80	15.43	29.03
GSLA	GS Financial Corp.	LA	NASDAQ	19.200	19.750	18.000	-1.49	2.07	0.50	160.26	0.39	39.18	85.45	11.98	NM
TSH	Teche Holding Co.	LA	AMEX	36.700	41.500	26.200	1.38	1.38	2.74	250.00	0.64	14.39	145.63	14.68	14.51
ABBK	Abington Bancorp Inc.	MA	NASDAQ	46.489	47.630	17.750	-0.77	23.41	0.80	202.72	0.44	61.17	318.20	22.93	58.11
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	37.100	39.200	22.750	-1.98	9.60	1.70	206.45	0.48	23.63	177.85	17.97	27.89
BFD	BostonFed Bancorp Inc.	MA	AMEX	33.300	38.300	22.750	-9.26	2.62	0.75	377.47	0.64	46.90	158.04	8.82	49.70
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	15.750	16.250	12.300	-1.87	5.00	0.25	25.91	0.54	63.00	152.76	60.79	68.48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CEBK	Central Bancorp Inc.	MA	NASDAQ	36.500	38.000	30.910	1.39	1.90	1.47	287.20	0.48	25.00	141.04	12.71	25.00
FCB	Falmouth Bancorp Inc.	MA	AMEX	38.000	38.480	24.500	-0.13	34.28	0.57	172.47	0.52	200.00	195.07	22.03	NA
FAB	FIRSTFED AMERICA BANCORP INC.	MA	AMEX	27.860	28.440	13.750	0.94	6.74	1.34	136.05	0.45	21.43	236.50	20.48	26.79
HIFS	Hingham Instit. for Savings	MA	NASDAQ	40.000	44.969	30.500	-8.78	-3.61	2.58	232.75	0.90	15.63	203.25	17.19	16.53
LSBX	LSB Corp.	MA	NASDAQ	17.810	18.250	12.480	3.85	2.30	0.98	110.09	0.48	18.95	137.11	16.18	27.40
MASB	MASSBANK Corp.	MA	NASDAQ	40.900	44.270	27.300	-4.95	-0.20	1.77	229.21	0.92	23.64	162.50	17.84	24.64
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	19.197	21.000	10.347	7.53	30.24	0.98	104.53	0.40	20.64	224.26	18.37	19.39
MYST	Mystic Financial Inc.	MA	NASDAQ	32.400	33.470	16.857	1.25	17.60	1.11	280.00	0.37	30.86	177.63	11.57	38.12
SCFS	Seacoast Financial Services	MA	NASDAQ	34.400	35.380	17.320	-1.43	25.09	1.24	169.83	0.50	28.43	227.21	20.26	28.43
WRO	Woronoco Bancorp Inc.	MA	AMEX	35.600	40.500	21.000	-4.43	17.11	1.90	219.18	0.65	20.11	164.21	16.24	20.46
ABKD	American Bank Holdings Inc.	MD	OTC BB	8.000	8.000	6.500	8.84	3.23	0.49	117.94	0.10	17.78	105.26	6.78	14.04
BUCS	BUCS Financial Corp	MD	OTC BB	23.500	25.455	19.455	5.51	3.19	1.27	292.57	0.00	18.50	96.35	8.03	18.95
SVBI	Severn Bancorp Inc.	MD	NASDAQ	30.871	34.200	18.000	-3.50	-0.09	2.65	127.84	0.37	11.56	274.65	24.15	11.65
WSB	Washington Savings Bank FSB	MD	AMEX	9.140	11.090	5.733	-1.30	-5.87	1.11	58.29	0.14	9.23	153.61	15.68	10.04
NBN	Northeast Bancorp	ME	AMEX	19.400	20.500	14.860	3.74	-3.00	1.48	197.42	0.33	13.38	134.26	9.83	14.92
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	24.100	24.470	18.340	3.97	1.01	1.62	124.98	0.33	15.45	132.64	19.28	14.79
FBC	Flagstar Bancorp Inc.	MI	NYSE	25.850	26.470	11.975	8.61	13.38	4.25	174.22	0.45	6.48	239.57	14.84	6.48
MCBF	Monarch Community Bancorp Inc	MI	NASDAQ	15.960	17.210	11.870	-0.25	-0.19	NA	86.78	0.15	NA	103.03	18.39	NA
MSBF	MSB Financial Inc.	MI	NASDAQ	18.400	19.010	11.800	-0.43	-0.43	1.06	72.62	0.46	17.52	155.41	25.34	17.36
STBI	Sturgis Bancorp	MI	NASDAQ	13.910	15.870	9.800	-8.49	1.16	1.01	102.78	0.33	13.91	135.44	13.53	13.91
FFHH	FSF Financial Corp.	MN	NASDAQ	30.400	32.541	23.810	2.18	1.33	2.45	218.40	1.20	13.16	135.84	13.92	13.16
HMNF	HMN Financial Inc.	MN	NASDAQ	27.940	27.940	15.550	9.35	13.54	2.26	192.00	0.76	12.94	155.83	14.55	14.33
WEFC	Wells Financial Corp.	MN	NASDAQ	33.899	34.790	22.350	7.62	8.48	3.49	196.26	0.78	9.97	140.19	17.27	9.97
CCFC	CCSB Financial Corp.	MO	OTC BB	15.850	16.180	12.400	-0.31	2.66	NA	84.39	0.00	NA	103.26	18.78	NA
FBSI	First Bancshares Inc.	MO	NASDAQ	20.625	21.880	14.000	0.02	1.30	1.43	164.56	0.16	14.63	125.23	12.53	15.28
NASB	NASB Financial Inc.	MO	NASDAQ	42.500	44.500	22.430	1.77	5.33	2.92	143.98	1.36	14.60	284.85	29.52	14.71
PULB	Pulaski Financial Corp.	MO	NASDAQ	19.110	20.439	10.505	-5.49	19.52	1.06	82.06	0.23	19.11	273.00	23.29	19.91
SMBC	Southern Missouri Bancorp Inc.	MO	NASDAQ	15.330	15.760	11.550	1.86	5.80	1.23	128.63	0.32	12.88	134.47	11.92	12.88
CSBC	Citizens South Banking Corp.	NC	NASDAQ	14.230	15.250	10.500	4.25	-3.19	0.39	56.94	0.24	36.49	141.31	24.99	45.90
CDLC	Coddle Creek Financial Corp.	NC	OTC BB	36.000	37.500	26.760	12.50	9.09	2.02	199.57	2.00	17.91	117.04	18.04	18.09
KSAV	KS Bancorp Inc.	NC	OTC BB	20.000	25.000	17.000	-2.44	-1.48	1.21	168.35	0.64	16.81	128.87	11.88	17.24
MTUC	Mutual Community Savings Bank	NC	OTC BB	10.750	13.500	10.000	-2.27	-12.24	-0.84	256.43	0.27	NM	51.91	4.19	NM
SSFC	South Street Financial Corp.	NC	NASDAQ	10.680	10.950	7.780	2.01	0.85	0.54	71.20	0.40	19.78	130.40	15.00	19.78

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CFB	Commercial Federal Corp.	NE	NYSE	28.040	28.310	20.000	1.41	3.77	2.04	294.04	0.42	13.88	153.90	9.54	17.20
TONE	TierOne Corp.	NE	NASDAQ	22.490	25.370	15.240	-5.46	-5.31	1.18	122.25	0.00	19.39	137.64	18.40	19.39
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	28.500	35.669	18.300	-18.57	-7.38	2.87	260.11	0.70	10.04	149.68	10.96	10.40
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	18.750	18.750	13.750	7.14	11.94	1.41	212.97	0.09	13.89	123.11	8.80	17.36
FSLA	First Sentinel Bancorp Inc.	NJ	NASDAQ	21.620	21.980	13.800	-0.73	14.63	0.71	80.90	0.42	31.33	258.92	26.72	NA
FMCO	FMS Financial Corp.	NJ	NASDAQ	18.160	20.500	12.300	0.89	-3.91	0.96	188.84	0.12	19.12	187.41	9.62	20.87
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	25.250	28.000	20.760	-0.36	-4.86	1.62	128.64	0.78	16.50	250.25	19.63	16.95
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	28.350	29.200	16.500	11.75	12.95	1.54	128.04	0.80	18.41	274.71	22.14	18.41
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	35.100	36.950	25.370	1.92	9.96	1.80	260.74	0.40	20.77	197.86	13.46	19.29
PFS	Provident Financial Services	NJ	NYSE	19.700	21.550	15.150	0.77	-4.42	NA	70.48	0.14	NA	146.58	27.95	NA
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	10.420	11.500	4.821	-4.23	-0.27	0.23	47.49	0.00	45.30	330.79	21.94	47.36
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	13.800	14.250	8.830	2.15	2.91	1.03	152.27	0.00	14.68	121.16	9.06	14.84
GUPB	GFSB Bancorp Inc.	NM	NASDAQ	21.791	25.980	16.260	-4.84	12.50	1.40	208.96	0.46	16.14	137.48	10.43	16.14
AF	Astoria Financial Corp.	NY	NYSE	40.340	42.550	23.230	2.83	7.26	2.52	285.47	0.86	16.20	213.44	14.13	16.60
ALFC	Atlantic Liberty Financial	NY	NASDAQ	19.740	20.900	14.650	-0.05	4.56	0.85	93.99	0.10	23.22	128.68	21.00	23.22
CNY	Carver Bancorp Inc.	NY	AMEX	24.000	26.500	12.010	-5.51	4.80	2.02	231.82	0.20	12.90	134.38	10.35	12.97
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	31.530	32.270	20.930	5.63	1.81	2.14	116.95	0.62	15.31	282.27	26.96	15.69
ESBK	Elmira Savings Bank	NY	NASDAQ	31.479	32.482	23.173	-0.03	3.24	2.35	273.97	0.73	13.57	147.86	11.49	15.58
FNFG	First Niagara Finl Group	NY	NASDAQ	14.610	16.550	11.060	-3.88	-2.27	0.54	50.69	0.22	27.57	133.06	28.82	27.06
FFIC	Flushing Financial Corp.	NY	NASDAQ	18.900	19.460	11.273	0.85	2.75	1.27	99.05	0.28	15.49	248.36	19.08	NA
GPT	GreenPoint Financial Corp.	NY	NYSE	43.620	47.300	26.587	11.96	26.36	NA	174.26	0.90	11.51	282.15	25.03	11.60
HRBT	Hudson River Bancorp	NY	NASDAQ	20.080	21.440	11.350	-3.83	14.68	1.11	85.09	0.28	18.77	205.32	23.60	18.77
ICBC	Independence Comm. Bank Corp.	NY	NASDAQ	39.590	40.710	24.960	3.37	7.70	2.74	175.25	0.68	15.23	217.65	22.59	NA
NYB	New York Community Bancorp	NY	NYSE	35.120	35.400	15.272	13.35	21.19	1.70	91.34	0.66	21.28	306.72	38.45	23.41
PBCP	Provident Bancorp Inc.	NY	NASDAQ	11.500	11.640	6.586	1.77	7.09	0.33	37.07	0.39	35.94	339.23	31.02	41.07
SFFS	Sound Federal Bancorp Inc.	NY	NASDAQ	15.370	17.350	11.210	-2.35	-8.78	0.61	68.96	0.21	26.05	148.93	22.29	26.05
SIB	Staten Island Bancorp Inc.	NY	NYSE	24.320	24.860	14.360	2.57	6.71	1.05	124.17	0.54	105.74	242.47	19.59	24.32
TRST	TrustCo Bank Corp NY	NY	NASDAQ	13.520	14.250	9.500	-0.66	-4.79	0.71	37.64	0.60	19.31	440.39	35.92	22.16
WSBI	Warwick Community Bancorp	NY	NASDAQ	34.750	34.900	28.170	1.02	15.79	1.50	169.05	0.59	24.13	211.63	20.56	25.18
ASBP	ASB Financial Corp.	OH	NASDAQ	25.000	29.000	14.050	-1.96	4.17	1.26	96.26	1.55	20.16	244.62	25.97	21.55
CAFI	Camco Financial Corp.	OH	NASDAQ	17.030	18.510	12.750	-0.53	-3.07	1.17	141.60	0.56	18.71	133.99	12.03	15.77
GCFC	Central Federal Corp.	OH	NASDAQ	14.350	16.180	9.660	0.70	-4.65	-1.31	52.87	0.36	NM	146.28	27.14	NM
CIBI	Community Investors Bancorp	OH	NASDAQ	17.000	17.000	11.600	1.49	22.74	0.90	111.00	0.33	19.77	140.03	15.31	19.77

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFDF	FFD Financial Corp.	OH	NASDAQ	14.750	15.320	11.440	-2.64	-2.12	0.81	114.84	0.41	18.91	104.24	12.84	18.91
FDEF	First Defiance Financial	OH	NASDAQ	27.850	30.650	18.500	-1.87	-0.54	2.00	164.44	0.65	14.58	141.80	16.94	15.91
FFBZ	First Federal Bancorp Inc.	OH	NASDAQ	8.830	10.000	7.200	1.61	-1.01	0.55	74.47	0.23	16.66	133.59	11.86	14.97
FFHS	First Franklin Corp.	OH	NASDAQ	20.100	21.480	14.050	15.84	13.18	0.88	166.45	0.31	23.65	138.62	12.08	30.45
FNFI	First Niles Financial Inc.	OH	NASDAQ	17.000	17.900	15.190	-2.86	-2.86	0.80	71.49	0.57	21.25	143.10	23.78	23.94
FPFC	First Place Financial Corp.	OH	NASDAQ	19.660	20.000	15.150	3.15	5.81	1.45	125.72	0.53	13.85	139.43	15.64	14.35
HCFC	Home City Financial Corp.	OH	NASDAQ	16.250	17.480	12.400	-4.19	-5.91	0.87	191.07	0.44	19.12	108.41	8.50	19.35
HLFC	Home Loan Financial Corp.	OH	NASDAQ	18.750	21.200	14.000	1.63	-5.06	1.22	89.41	0.78	15.63	141.30	20.97	15.63
IDVB	Indian Village Bancorp Inc.	OH	Pink Sheet	19.000	22.500	17.500	-1.81	-3.80	1.07	241.90	0.32	18.10	84.41	7.85	50.00
LWFH	Lawrence Financial Holdings	OH	OTC BB	24.150	28.500	18.200	-10.39	3.21	0.78	192.99	0.28	31.78	112.06	12.51	43.13
NLVS	Northern Savings & Loan Co.	OH	OTC BB	22.740	26.000	19.250	1.07	2.20	1.04	137.97	0.59	NA	128.47	16.48	18.05
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	21.150	25.500	19.800	-5.92	-3.86	1.45	326.14	0.00	14.89	111.49	6.48	17.63
POHF	Peoples Ohio Financial	OH	OTC BB	4.160	4.400	3.910	-0.72	-0.24	0.29	25.99	0.11	15.41	125.68	16.01	15.41
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	17.620	18.500	13.250	17.00	24.96	0.67	95.25	0.60	26.30	146.22	18.50	26.30
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	24.750	26.000	18.850	5.32	4.21	1.85	123.65	0.88	13.38	120.67	20.02	13.38
PVFC	PVF Capital Corp.	OH	NASDAQ	14.811	17.680	11.846	-2.89	-1.59	1.33	107.68	0.28	11.39	153.64	13.75	11.39
UCFC	United Community Finl Corp.	OH	NASDAQ	12.260	12.500	8.710	-0.33	9.66	0.73	60.84	0.30	17.03	149.33	20.15	17.51
WAYN	Wayne Savings Bancshares	OH	NASDAQ	16.140	18.700	10.690	-2.54	3.67	0.72	95.20	0.47	22.42	142.20	16.95	22.42
WOFC	Western Ohio Financial Corp.	OH	NASDAQ	31.500	33.550	20.600	0.00	-4.51	1.48	215.14	1.00	21.72	126.66	14.64	23.16
WFI	Winton Financial Corp.	OH	AMEX	13.550	13.830	10.150	2.11	1.50	1.07	124.08	0.42	13.03	138.69	10.92	13.16
ESBF	ESB Financial Corp.	PA	NASDAQ	14.570	17.850	11.875	-8.65	-10.06	0.84	126.63	0.38	18.21	162.25	11.51	20.24
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	25.011	26.780	17.146	-1.65	3.57	1.61	257.60	0.47	16.24	149.59	9.71	17.61
FKFS	First Keystone Financial	PA	NASDAQ	27.100	29.000	19.070	-2.52	-1.27	1.43	294.03	0.41	20.38	162.96	9.22	26.83
GAF	GA Financial Inc.	PA	AMEX	34.690	34.840	24.850	0.03	20.66	1.38	178.80	0.80	26.08	180.40	19.40	29.91
HARL	Harleysville Savings Financial	PA	NASDAQ	34.000	34.000	24.000	13.33	16.04	2.02	305.84	0.70	17.09	185.39	11.12	17.99
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	17.039	17.900	15.870	-4.17	1.00	NA	63.79	0.00	NA	133.22	26.71	NA
LARL	Laurel Capital Group Inc.	PA	NASDAQ	22.510	25.980	18.000	-4.21	10.61	1.04	161.08	0.78	22.74	156.10	13.97	22.74
NTNY	Nittany Financial Corp.	PA	OTC BB	26.750	27.000	15.250	24.42	33.75	1.09	154.98	0.00	26.49	289.50	17.26	26.75
NEPF	Northeast PA Financial Corp.	PA	NASDAQ	18.020	20.000	14.770	-5.65	-7.59	-0.90	209.91	0.48	NM	127.98	8.58	NM
PVSA	Parkvale Financial Corp.	PA	NASDAQ	29.610	30.730	21.550	3.10	6.51	1.86	286.47	0.72	16.27	161.63	10.34	17.95
PHSB	PHSB Financial Corp.	PA	NASDAQ	22.253	22.640	16.850	-0.87	11.21	1.01	117.10	0.90	22.71	138.48	19.00	37.09
RSVB	Reserve Bancorp Inc.	PA	OTC BB	19.600	20.900	14.500	-2.00	3.70	1.09	101.13	0.20	18.49	113.23	19.38	19.22
SOV	Sovereign Bancorp Inc.	PA	NYSE	22.150	25.200	13.000	-3.15	-2.72	1.45	146.53	0.10	16.05	199.19	15.12	18.01

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
THRD	TF Financial Corp.	PA	NASDAQ	32.500	35.470	23.900	-2.34	-4.94	-2.30	215.30	0.60	NM	153.59	15.10	NM
WYPT	Waypoint Financial Corp.	PA	NASDAQ	25.150	26.900	16.429	8.41	14.53	1.27	160.31	0.45	20.28	207.85	15.69	23.73
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	18.150	18.780	13.700	-2.63	6.83	0.70	81.91	0.34	27.50	161.48	22.16	35.59
WVFC	WVS Financial Corp.	PA	NASDAQ	17.540	19.980	15.840	-4.41	0.80	1.05	163.91	0.64	16.70	146.66	10.70	16.70
CFCP	Coastal Financial Corp.	SC	NASDAQ	16.590	18.960	9.463	-4.66	-2.12	0.92	94.52	0.21	19.07	282.14	17.55	19.07
DFBS	DutchFork Bancshares Inc.	SC	NASDAQ	38.000	43.250	28.750	0.13	-11.63	3.51	200.01	0.00	11.48	132.36	19.00	27.54
FFCH	First Financial Holdings Inc.	SC	NASDAQ	29.950	33.140	23.670	-0.60	-6.99	2.03	193.57	0.79	15.13	228.80	15.47	15.85
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	16.850	18.100	13.700	-1.64	-6.70	0.71	88.86	0.58	24.42	112.94	18.96	21.88
SFDL	Security Federal Corp.	SC	OTC BB	21.000	25.500	20.200	-8.70	-14.29	1.39	209.79	0.08	15.44	167.33	10.01	15.44
HFFC	HF Financial Corp.	SD	NASDAQ	17.750	17.955	14.091	3.26	9.63	1.26	220.64	0.42	14.09	124.21	8.04	14.55
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	13.990	16.619	7.853	0.65	-6.67	0.16	37.54	0.19	93.27	121.44	37.27	30.41
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	20.000	21.500	17.000	0.00	-3.85	1.36	99.79	0.20	14.71	90.66	20.04	14.71
UTBI	United Tennessee Bankshares	TN	NASDAQ	19.000	19.750	12.500	-2.56	3.54	1.32	94.76	0.33	14.39	144.05	20.05	14.50
BAFI	BancAffiliated Inc.	TX	OTC BB	22.250	30.000	15.100	1.14	-5.32	2.24	331.30	0.00	10.35	107.23	6.72	10.35
CBSA	Coastal Bancorp Inc.	TX	NASDAQ	41.260	41.610	27.900	-0.12	19.94	2.31	512.48	0.54	18.59	166.51	8.05	19.10
ETFSE	East Texas Financial Services	TX	OTC BB	15.500	15.500	12.500	14.39	6.90	0.81	188.56	0.20	11.92	89.39	8.22	27.68
FBTX	Franklin Bank Corp.	TX	NASDAQ	18.980	20.700	16.510	-1.91	NA	0.30	106.07	0.00	65.45	164.19	17.89	47.45
HRGB	Heritage Bancshares	TX	OTC BB	25.620	25.750	12.900	1.07	86.87	-0.10	111.76	0.00	NM	153.69	22.92	NA
CFFC	Community Financial Corp.	VA	NASDAQ	20.710	24.700	14.100	0.78	9.52	1.57	154.91	0.38	13.54	152.84	13.37	14.18
GAFC	Greater Atlantic Financial	VA	NASDAQ	7.710	8.310	6.500	-5.40	-2.77	0.28	175.65	0.00	40.58	108.44	4.39	70.09
EVRT	EverTrust Financial Group Inc.	WA	NASDAQ	20.000	21.333	15.133	-0.40	0.00	0.98	106.32	0.37	22.22	154.20	18.81	22.73
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	25.650	25.950	14.691	3.02	4.61	1.78	182.01	0.27	14.83	238.60	14.09	15.64
FBNW	FirstBank NW Corp.	WA	NASDAQ	30.400	31.050	23.200	-0.75	0.03	2.32	239.41	0.60	13.88	126.30	12.70	13.88
HFWA	Heritage Financial Corp.	WA	NASDAQ	21.400	24.470	19.380	-2.68	-4.76	1.37	103.50	0.57	16.21	212.94	20.68	16.21
HRZB	Horizon Financial Corp.	WA	NASDAQ	19.200	19.330	14.170	1.32	7.63	1.20	78.81	0.48	16.41	184.97	24.36	16.55
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	16.050	17.050	15.500	0.12	-1.53	NA	81.17	0.00	NA	109.04	19.77	NA
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	19.541	21.830	16.000	-7.96	-9.70	1.07	103.75	0.55	18.26	146.16	18.83	NA
STSA	Sterling Financial Corp.	WA	NASDAQ	36.430	38.960	18.509	-3.55	10.06	2.40	287.74	0.00	15.57	216.33	12.66	16.48
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	22.740	24.950	18.800	-2.19	-6.84	1.62	107.60	0.52	14.77	122.85	21.13	13.95
WFSL	Washington Federal Inc.	WA	NASDAQ	25.960	26.436	18.818	-1.19	0.40	1.83	96.22	0.79	14.19	190.18	26.98	14.19
WM	Washington Mutual Inc.	WA	NYSE	44.940	46.980	32.400	0.42	-1.58	4.20	314.49	1.40	10.67	199.20	14.29	12.35
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	26.160	27.100	21.760	-1.13	3.11	2.10	159.99	0.42	12.76	200.61	16.35	12.95
BKMU	Bank Mutual Corp.	WI	NASDAQ	10.930	12.600	6.201	-1.00	-5.86	0.30	39.46	0.12	37.69	117.78	27.70	37.69

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FTFC	First Federal Capital Corp	WI	NASDAQ	21.220	24.250	18.400	-4.46	-10.46	1.71	147.73	0.55	12.56	171.82	14.36	12.56
AFBC	Advance Financial Bancorp	WV	NASDAQ	18.070	21.750	13.100	-2.74	-5.36	1.84	230.87	0.38	9.93	120.63	7.83	11.22
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	19.500	22.000	12.900	-7.14	8.33	0.45	98.05	0.48	59.09	116.98	19.89	46.43
ALL THRIFTS															
	AVERAGE			24.083	25.808	16.643	0.41	4.91	1.34	166.92	0.42	22.60	164.28	16.22	22.42
	MEDIAN			21.896	24.470	15.695	-0.10	2.91	1.27	154.95	0.40	17.27	145.77	15.45	17.98
	HIGH			115.420	115.600	68.640	29.81	86.87	7.25	542.67	2.00	200.00	604.11	60.79	197.78
	LOW			1.100	2.000	1.010	-40.43	-45.16	-7.64	18.23	0.00	6.33	51.91	2.15	6.48
AVERAGE FOR STATE															
	IN			19.592	21.150	14.542	0.31	3.05	0.87	150.18	0.44	22.66	128.66	13.55	20.25
AVERAGE BY REGION															
	MIDWEST			21.512	23.114	15.704	-0.01	3.39	1.25	158.25	0.46	19.44	136.68	15.00	20.14
	NEW ENGLAND			33.735	35.886	21.169	-2.05	8.99	1.52	204.20	0.56	37.73	197.94	19.28	28.93
	MID ATLANTIC			24.381	25.876	16.504	1.19	5.88	1.18	155.24	0.41	21.81	197.18	18.37	21.74
	SOUTHEAST			19.582	21.771	14.000	-0.01	-1.09	1.04	140.18	0.35	25.80	164.27	15.43	29.26
	SOUTHWEST			22.938	25.078	16.754	1.76	12.89	1.22	225.35	0.28	24.75	123.69	11.65	20.64
	WEST			30.922	32.446	19.705	2.09	8.74	2.20	191.78	0.35	18.11	197.50	17.60	18.84
AVERAGE BY EXCHANGE															
	NYSE			39.932	41.688	23.986	4.63	6.85	2.97	237.36	0.51	19.83	215.12	18.48	16.37
	AMEX			26.880	28.919	16.996	-0.85	6.80	1.23	189.11	0.44	40.67	174.65	14.87	35.97
	NASDAQ			22.941	24.600	16.047	-0.01	4.29	1.22	153.51	0.43	21.80	166.37	16.99	22.11
	OTC			20.451	22.170	15.371	2.10	7.24	1.23	183.72	0.34	16.78	132.20	12.27	18.15
	Pink Sheets			21.388	23.813	17.156	-3.62	1.10	1.31	186.75	0.42	23.08	108.91	12.83	26.49

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	164,475	15,101	15,037	0.87	0.91	9.15	9.52	07/01/99	OTC BB	626,132	15.34
SRNN	Southern Banc Co.	AL	109,021	18,689	18,685	0.66	0.55	3.93	3.25	10/05/95	OTC BB	961,498	15.38
SZB	SouthFirst Bancshares Inc.	AL	133,178	11,664	11,120	0.10	0.05	1.08	0.53	02/14/95	AMEX	718,897	12.80
FFBH	First Federal Bancshares of AR	AR	690,653	75,078	75,078	1.08	1.08	10.26	10.26	05/03/96	NASDAQ	5,340,000	109.47
HCBB	HCB Bancshares Inc.	AR	232,458	27,701	27,701	0.20	0.30	1.74	2.66	05/07/97	NASDAQ	1,447,013	26.26
PFSL	Pocahontas Bancorp Inc.	AR	745,854	53,048	36,567	0.77	0.61	10.66	8.48	04/01/98	NASDAQ	4,549,791	75.75
BYFC	Broadway Financial Corp.	CA	229,815	18,191	18,191	0.71	0.68	9.56	9.17	01/09/96	NASDAQ	1,832,507	24.37
CCBI	Commercial Capital Bancorp	CA	1,723,139	102,042	89,007	1.57	1.42	22.69	20.42	12/18/02	NASDAQ	29,956,365	617.10
DSL	Downey Financial Corp.	CA	11,645,980	917,018	913,868	0.89	NA	11.65	NA	01/01/71	NYSE	27,928,722	1503.40
FPTB	First PacTrust Bancorp Inc.	CA	623,964	84,539	84,539	0.74	0.74	4.66	4.66	08/23/02	NASDAQ	5,056,400	114.88
FED	FirstFed Financial Corp.	CA	4,825,022	436,567	429,239	1.43	1.43	15.97	15.97	12/16/83	NYSE	17,045,643	739.78
GDW	Golden West Financial	CA	82,549,890	5,947,268	5,947,268	1.47	1.40	20.16	19.30	05/29/59	NYSE	152,119,108	17557.59
HWFG	Harrington West Finl Grp Inc	CA	974,799	48,076	42,975	0.82	NA	16.36	NA	NA	NASDAQ	5,206,141	85.90
HTHR	Hawthorne Financial Corp.	CA	2,674,003	185,274	161,328	1.11	NA	16.62	NA	NA	NASDAQ	11,729,342	460.73
NDE	IndyMac Bancorp Inc.	CA	13,240,391	1,017,431	983,734	1.46	1.07	18.30	13.34	NA	NYSE	56,760,313	1997.96
PPBI	Pacific Premier Bancorp	CA	309,368	37,332	37,332	0.82	0.79	12.44	11.94	06/25/97	NASDAQ	5,255,072	76.72
PFB	PFF Bancorp Inc.	CA	3,460,419	313,686	312,396	1.24	1.17	13.63	12.95	03/29/96	NYSE	16,869,879	605.10
PROV	Provident Financial Holdings	CA	1,297,596	105,149	NA	1.31	1.29	15.54	15.27	06/28/96	NASDAQ	7,226,996	179.14
QCBC	Quaker City Bancorp Inc.	CA	1,755,062	143,102	142,778	1.36	1.36	16.08	16.08	12/30/93	NASDAQ	6,258,927	272.69
UPFC	United PanAm Financial Corp.	CA	1,670,716	103,327	103,327	0.99	0.93	13.76	12.93	04/24/98	NASDAQ	16,100,204	286.91
WES	Westcorp	CA	14,615,920	1,122,485	1,122,146	0.88	NA	14.24	NA	05/01/86	NYSE	51,698,398	2212.69
HCBC	High Country Bancorp Inc.	CO	193,569	18,281	18,281	1.06	1.06	11.22	11.22	12/10/97	Pink Sheet	901,704	27.92
MTXC	Matrix Bancorp Inc.	CO	1,725,823	69,621	69,621	0.14	NA	3.37	NA	10/18/96	NASDAQ	6,518,981	70.99
ANE	Alliance Bncp of New England	CT	438,443	32,841	32,792	0.35	0.69	5.10	10.07	12/19/86	AMEX	2,859,001	117.91
SBMC	Connecticut Bancshares Inc.	CT	2,587,806	263,833	236,585	1.07	1.04	10.72	10.42	03/02/00	NASDAQ	11,134,933	577.90
NMIL	NewMil Bancorp Inc.	CT	704,042	52,306	43,606	1.11	1.11	14.37	14.33	02/01/86	NASDAQ	4,093,000	114.64
WBS	Webster Financial Corp.	CT	14,568,690	1,152,895	821,966	1.15	1.07	15.16	14.16	12/12/86	NYSE	46,276,000	2330.00
IFSB	Independence Federal Svgs Bank	DC	217,492	21,812	21,812	-0.35	-0.12	-3.82	-1.33	06/06/85	NASDAQ	1,552,519	36.45
WSFS	WSFS Financial Corp.	DE	2,207,077	187,992	187,992	3.19	1.06	31.46	10.42	11/26/86	NASDAQ	7,321,293	354.79
BBX	BankAtlantic Bancorp Inc.	FL	4,831,549	413,452	324,793	1.23	0.86	13.75	9.70	11/29/83	NYSE	59,272,948	974.79
BKUNA	BankUnited Financial Corp.	FL	7,247,748	454,077	425,724	0.63	0.59	10.14	9.60	12/11/85	NASDAQ	29,890,300	807.86
FDT	Federal Trust Corp.	FL	439,244	26,177	26,177	0.65	0.57	10.29	9.10	12/12/97	AMEX	6,591,338	49.44
FFLC	FFLC Bancorp Inc.	FL	947,914	77,356	77,356	0.98	0.98	12.20	12.20	01/04/94	NASDAQ	5,397,154	156.30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFFL	Fidelity Bankshares Inc.	FL	3,046,524	184,715	182,544	0.64	0.70	10.15	11.03	05/15/01	NASDAQ	15,024,648	544.94
FCFL	First Community Bank Corp.	FL	173,231	19,752	19,324	NA	NA	NA	NA	NA	NASDAQ	1,990,069	33.39
FFBK	FloridaFirst Bancorp Inc.	FL	821,190	103,532	93,891	0.71	0.59	5.68	4.73	12/22/00	NASDAQ	5,381,763	146.08
HARB	Harbor Florida Bancshares Inc.	FL	2,413,948	268,676	264,692	1.69	1.64	14.92	14.50	03/19/98	NASDAQ	23,827,457	691.05
EBDC	Ebank Financial Services Inc.	GA	105,422	6,521	6,521	-0.48	-0.71	-7.21	-10.57	04/01/98	OTC BB	2,060,639	2.28
NTBK	NetBank Inc.	GA	4,716,900	430,350	367,909	1.17	1.00	11.87	10.13	07/29/97	NASDAQ	47,584,770	590.05
FFSX	First Federal Bankshares Inc.	IA	634,645	70,735	51,974	0.92	0.90	8.26	8.04	04/14/99	NASDAQ	3,770,267	86.34
CASH	First Midwest Financial Inc.	IA	782,100	45,262	41,859	0.47	0.45	7.95	7.67	09/20/93	NASDAQ	2,508,067	56.32
HZFS	Horizon Financial Svcs Corp.	IA	93,096	11,020	11,020	1.40	1.30	12.34	11.43	06/30/94	OTC BB	771,571	13.12
FFFD	North Central Bancshares Inc.	IA	424,009	41,592	36,621	1.38	1.38	14.62	14.62	03/21/96	NASDAQ	1,604,780	61.75
SFFC	StateFed Financial Corp.	IA	93,323	13,937	13,937	0.05	-0.01	0.38	-0.05	01/05/94	NASDAQ	1,309,432	17.35
AFBA	Allied First Bancorp Inc.	IL	129,565	10,090	10,090	0.47	0.47	5.04	5.01	12/31/01	OTC BB	558,350	8.99
CFF	Centrue Financial Corporation	IL	509,409	31,415	27,460	0.36	0.31	5.32	4.57	01/06/93	AMEX	1,865,222	71.95
CFSL	Chesterfield Financial Corp.	IL	362,388	74,119	73,635	0.62	0.62	3.08	3.08	05/02/01	NASDAQ	3,875,521	99.99
CFSB	Citizens First Financial Corp.	IL	349,515	32,992	32,992	0.47	0.47	5.00	5.00	05/01/96	NASDAQ	1,500,000	36.00
ESDF	East Side Financial Inc.	IL	110,040	13,096	13,096	0.52	0.33	3.72	2.37	11/01/91	Pink Sheet	291,025	9.60
EFC	EFC Bancorp Inc.	IL	897,093	78,404	78,404	0.84	0.78	9.40	8.71	04/07/98	AMEX	4,592,671	121.44
FBTC	First BancTrust Corp.	IL	226,194	26,392	26,392	0.90	0.86	7.38	7.05	04/19/01	NASDAQ	1,250,200	31.51
FFBI	First Federal Bancshares Inc.	IL	312,363	40,575	38,762	0.89	0.61	6.01	4.13	09/28/00	NASDAQ	1,847,853	58.93
FSFF	First SecurityFed Financial	IL	490,842	81,228	81,167	1.75	1.75	10.61	10.60	10/31/97	NASDAQ	3,952,754	137.36
GTPS	Great American Bancorp	IL	159,450	17,636	17,151	0.88	0.88	8.26	8.26	06/30/95	NASDAQ	756,003	25.70
HMLK	Hemlock Federal Financial Corp	IL	318,774	22,343	NA	0.52	0.35	7.60	5.06	04/02/97	NASDAQ	973,000	28.12
MAFB	MAF Bancorp Inc.	IL	8,933,585	901,604	625,055	1.29	1.27	14.18	14.00	01/12/90	NASDAQ	33,063,853	1469.69
MCPH	Midland Capital Holdings Corp.	IL	155,809	11,518	11,518	0.62	0.62	8.70	8.70	06/30/93	OTC BB	372,600	14.72
NBSI	North Bancshares Inc.	IL	133,746	13,478	13,478	0.28	0.24	2.72	2.35	12/21/93	NASDAQ	1,144,695	15.82
PFED	Park Bancorp Inc.	IL	260,923	29,147	29,147	0.82	0.77	7.21	6.74	08/12/96	NASDAQ	1,154,995	31.74
RFBK	Rantoul First Bank SB	IL	31,702	2,837	2,837	NA	NA	NA	NA	04/02/03	Pink Sheet	190,961	3.27
AMFC	AMB Financial Corp.	IN	145,965	12,520	12,520	0.78	0.79	9.69	9.85	04/01/96	NASDAQ	949,379	16.14
ASBI	Ameriana Bancorp	IN	402,453	38,874	38,156	0.54	-0.26	6.18	-3.05	03/02/87	NASDAQ	3,148,288	48.48
BRBI	Blue River Bancshares Inc.	IN	110,424	11,973	11,973	-1.37	-1.26	-12.26	-11.26	06/24/98	NASDAQ	2,406,150	15.38
CITZ	CFS Bancorp Inc.	IN	1,569,428	155,953	155,953	0.23	0.15	2.28	1.52	07/24/98	NASDAQ	12,200,015	182.63
CSFC	City Savings Financial Corp.	IN	146,422	11,598	11,598	1.13	0.93	14.24	11.70	12/28/01	OTC BB	555,450	15.27
FFWC	FFW Corp.	IN	242,967	23,246	22,271	1.01	1.00	10.23	10.15	04/05/93	NASDAQ	1,300,229	33.16

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFED	Fidelity Federal Bancorp	IN	175,390	13,367	13,367	0.14	-0.01	1.69	-0.12	08/31/87	NASDAQ	9,618,658	18.76
FBEI	First Bancorp of Indiana Inc.	IN	211,901	30,145	28,082	0.76	0.74	4.82	4.69	04/07/99	NASDAQ	1,610,017	33.75
FCAP	First Capital Inc.	IN	399,012	43,410	37,397	0.95	0.94	8.54	8.43	01/04/99	NASDAQ	2,827,144	65.76
HFSK	HFS Bank FSB	IN	228,079	19,616	19,616	0.74	0.70	8.86	8.35	NA	Pink Sheet	1,866,200	25.19
HBBI	Home Building Bancorp	IN	51,405	6,722	6,722	0.83	0.83	6.01	6.01	02/08/95	OTC BB	262,858	5.77
HWEN	Home Financial Bancorp	IN	60,656	6,921	6,921	0.60	0.60	5.50	5.49	07/02/96	NASDAQ	1,356,050	8.39
LNCB	Lincoln Bancorp	IN	591,685	79,227	77,029	0.64	0.66	4.53	4.68	12/30/98	NASDAQ	4,411,891	91.86
LOGN	Logansport Financial Corp.	IN	156,824	16,356	16,356	0.97	0.85	9.37	8.19	06/14/95	NASDAQ	877,444	19.08
LSBI	LSB Financial Corp.	IN	319,272	27,727	27,727	0.94	0.94	11.04	11.04	02/03/95	NASDAQ	1,356,200	37.63
MFBC	MFB Corp.	IN	429,559	34,764	34,764	0.53	0.53	6.72	6.72	03/25/94	NASDAQ	1,303,810	42.37
MFSF	MutualFirst Financial Inc.	IN	823,791	97,520	96,612	1.01	1.01	8.40	8.40	12/30/99	NASDAQ	5,268,571	130.66
NEIB	Northeast Indiana Bancorp	IN	227,395	27,195	27,195	0.87	0.86	7.23	7.18	06/28/95	NASDAQ	1,487,514	31.10
NWIN	NorthWest Indiana Bancorp	IN	527,482	40,927	40,927	1.21	1.20	14.69	14.50	NA	OTC BB	2,751,235	83.91
PFDC	Peoples Bancorp	IN	501,234	63,929	61,025	1.11	1.11	8.74	8.75	07/07/87	NASDAQ	3,395,038	82.73
PBNC	PFS Bancorp Inc.	IN	118,187	26,922	26,922	0.70	0.71	3.03	3.10	10/12/01	NASDAQ	1,473,728	29.42
RIVR	River Valley Bancorp	IN	245,184	22,202	22,171	1.15	1.14	12.54	12.44	12/20/96	NASDAQ	1,640,704	44.66
SOBI	Sobieski Bancorp Inc.	IN	110,944	5,337	5,337	-4.04	-4.08	-57.20	-57.79	03/31/95	NASDAQ	677,732	4.64
UCBC	Union Community Bancorp	IN	261,577	35,530	32,719	0.85	0.85	6.46	6.46	12/29/97	NASDAQ	2,100,000	38.22
FFSL	First Independence Corp.	KS	159,385	15,153	15,153	0.83	0.83	8.81	8.81	10/08/93	Pink Sheet	919,916	16.37
FKAN	First Kansas Financial Corp.	KS	152,414	16,212	16,212	-0.06	-0.08	-0.50	-0.74	06/29/98	NASDAQ	908,245	17.13
CKFB	CKF Bancorp Inc.	KY	144,984	15,068	13,968	1.03	1.03	10.21	10.21	01/04/95	NASDAQ	1,471,686	23.56
CFBC	Community First Bancorp Inc.	KY	38,934	4,337	4,337	NA	NA	NA	NA	06/27/03	OTC BB	277,725	5.14
FKKY	Frankfort First Bancorp Inc.	KY	138,855	17,737	17,737	0.77	0.77	5.88	5.88	07/10/95	NASDAQ	1,261,522	29.55
HFFB	Harrodsburg First Fin Bancorp	KY	173,845	21,287	20,690	0.70	0.69	5.53	5.44	10/04/95	NASDAQ	1,222,978	28.43
HFBC	HopFed Bancorp Inc.	KY	521,683	47,128	41,321	0.76	0.66	7.47	6.51	02/09/98	NASDAQ	3,630,396	66.29
FPBF	FPB Financial Corp.	LA	86,390	6,884	6,884	0.65	0.65	7.13	7.13	07/01/99	OTC BB	277,100	6.37
GLBP	Globe Bancorp Inc.	LA	31,941	5,550	5,550	0.48	0.48	2.82	2.82	07/10/01	OTC BB	273,800	4.93
GSLA	GS Financial Corp.	LA	212,193	29,751	29,751	0.29	-0.13	1.92	-0.84	04/01/97	NASDAQ	1,324,080	25.05
TSH	Teche Holding Co.	LA	565,755	57,038	57,038	1.18	1.18	10.77	10.73	04/19/95	AMEX	2,263,014	83.04
ABBK	Abington Bancorp Inc.	MA	814,935	58,713	48,924	0.36	0.38	5.29	5.54	06/10/86	NASDAQ	4,020,000	187.36
BHL	Berkshire Hills Bancorp Inc.	MA	1,218,717	123,175	112,942	0.79	0.67	7.36	6.25	06/28/00	AMEX	5,903,082	219.00
BFD	BostonFed Bancorp Inc.	MA	1,695,512	94,649	77,113	0.21	0.20	3.51	3.32	10/24/95	AMEX	4,491,796	149.58
BRKL	Brookline Bancorp Inc.	MA	1,524,034	606,684	606,684	0.98	0.89	2.24	2.03	07/10/02	NASDAQ	58,825,231	926.50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CEBK	Central Bancorp Inc.	MA	478,177	43,091	40,859	0.47	0.47	5.55	5.50	10/24/86	NASDAQ	1,664,957	60.77
FCB	Falmouth Bancorp Inc.	MA	158,109	17,856	17,856	0.14	0.45	1.23	4.06	03/28/96	AMEX	916,727	34.84
FAB	FIRSTFED AMERICA BANCORP INC.	MA	2,556,439	219,497	167,497	0.90	0.72	11.37	9.08	01/15/97	AMEX	18,790,145	528.59
HIFS	Hingham Instit. for Savings	MA	483,954	40,913	40,913	1.18	1.12	13.53	12.81	12/20/88	NASDAQ	2,079,250	83.17
LSBX	LSB Corp.	MA	466,108	55,002	55,002	0.94	0.65	7.76	5.33	05/02/86	NASDAQ	4,234,000	75.41
MASB	MASSBANK Corp.	MA	1,010,249	110,927	109,837	0.78	0.75	7.08	6.80	05/28/86	NASDAQ	4,407,453	180.26
MFLR	Mayflower Co-operative Bank	MA	213,598	17,490	17,390	0.99	1.05	11.86	12.68	12/23/87	NASDAQ	2,043,496	39.23
MYST	Mystic Financial Inc.	MA	434,319	26,437	26,437	0.37	0.30	6.12	4.96	01/09/98	NASDAQ	1,551,126	50.51
SCFS	Seacoast Financial Services	MA	4,385,131	390,857	268,306	0.71	0.71	8.18	8.20	11/20/98	NASDAQ	25,820,830	888.31
WRO	Woronoco Bancorp Inc.	MA	796,052	78,743	76,908	0.83	0.82	8.24	8.11	03/19/99	AMEX	3,631,974	129.30
ABKD	American Bank Holdings Inc.	MD	220,952	14,234	14,234	0.49	0.63	6.60	8.58	NA	OTC BB	1,873,478	15.07
BUCS	BUCS Financial Corp	MD	117,334	9,780	9,406	0.43	0.42	4.86	4.76	03/15/01	OTC BB	401,044	9.42
SVBI	Severn Bancorp Inc.	MD	529,785	50,578	50,244	2.31	2.31	24.63	24.63	NA	NASDAQ	4,144,092	128.40
WSB	Washington Savings Bank FSB	MD	406,223	41,431	41,431	2.05	1.90	20.35	18.88	08/03/88	AMEX	6,968,618	63.78
NBN	Northeast Bancorp	ME	496,973	36,365	35,506	0.81	0.73	10.40	9.34	08/19/87	AMEX	2,517,341	48.84
CTZN	Citizens First Bancorp Inc.	MI	1,064,678	154,790	154,790	1.26	1.26	8.52	8.56	03/07/01	NASDAQ	8,518,902	205.09
FBC	Flagstar Bancorp Inc.	MI	10,570,193	654,591	654,591	2.54	2.54	47.58	47.58	04/30/97	NYSE	60,671,000	1562.72
MCBF	Monarch Community Bancorp Inc	MI	208,547	37,234	37,234	0.49	0.49	2.74	2.74	08/30/02	NASDAQ	2,403,250	38.36
MSBF	MSB Financial Inc.	MI	94,891	15,473	13,722	1.37	1.38	9.01	9.13	02/06/95	NASDAQ	1,306,733	24.04
STBI	Sturgis Bancorp	MI	288,652	28,844	23,632	0.96	0.96	10.10	10.10	11/10/88	NASDAQ	2,808,535	39.07
FFHH	FSF Financial Corp.	MN	520,106	52,352	47,490	1.03	1.03	11.11	11.11	10/07/94	NASDAQ	2,381,398	72.39
HMNF	HMN Financial Inc.	MN	866,436	80,931	76,683	1.10	0.99	10.74	9.71	06/30/94	NASDAQ	4,512,652	126.08
WEFC	Wells Financial Corp.	MN	222,453	27,404	27,404	1.78	1.78	15.24	15.24	04/11/95	NASDAQ	1,133,440	38.49
CCFC	CCSB Financial Corp.	MO	82,590	15,025	15,025	0.18	0.18	1.08	1.08	01/09/03	OTC BB	978,650	15.51
FBSI	First Bancshares Inc.	MO	274,302	27,452	26,937	0.87	0.83	8.86	8.47	12/22/93	NASDAQ	1,666,872	34.36
NASB	NASB Financial Inc.	MO	1,217,396	126,137	122,891	2.19	2.17	20.25	20.11	09/27/85	NASDAQ	8,455,442	359.36
PULB	Pulaski Financial Corp.	MO	439,497	37,012	37,012	1.33	1.28	16.01	15.42	12/03/98	NASDAQ	5,356,000	104.09
SMBC	Southern Missouri Bancorp Inc.	MO	296,886	26,189	23,203	1.00	1.00	11.25	11.25	04/13/94	NASDAQ	2,308,050	35.38
CSBC	Citizens South Banking Corp.	NC	495,537	87,669	79,919	0.68	0.55	3.61	2.90	10/01/02	NASDAQ	8,703,113	123.85
CDLC	Coddle Creek Financial Corp.	NC	139,532	21,504	21,504	0.89	0.89	5.90	5.84	12/31/97	OTC BB	699,156	25.17
KSAV	KS Bancorp Inc.	NC	201,516	18,577	18,577	0.71	0.69	7.80	7.62	12/30/93	OTC BB	1,197,029	23.94
MTUC	Mutual Community Savings Bank	NC	92,953	7,508	7,508	NA	NA	NA	NA	06/29/93	OTC BB	362,488	3.90
SSFC	South Street Financial Corp.	NC	219,286	25,214	25,214	0.71	0.71	6.25	6.25	10/03/96	NASDAQ	3,079,867	32.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CFB	Commercial Federal Corp.	NE	12,188,859	755,353	575,804	0.70	0.56	12.01	9.66	12/31/84	NYSE	41,452,691	1162.33
TONE	TierOne Corp.	NE	2,207,868	295,089	295,089	1.13	1.13	7.04	7.04	10/02/02	NASDAQ	18,060,061	406.17
NHTB	New Hampshire Thrift Bncshrs	NH	515,566	37,740	25,600	1.14	1.10	16.08	15.54	05/22/86	NASDAQ	1,982,106	57.25
FNSW	Farnsworth Bancorp Inc.	NJ	92,224	6,593	6,593	0.65	0.52	8.84	7.07	09/30/98	OTC BB	433,031	8.12
FSLA	First Sentinel Bancorp Inc.	NJ	2,204,670	227,574	223,844	0.82	NA	8.83	NA	04/09/98	NASDAQ	27,251,064	589.17
FMCO	FMS Financial Corp.	NJ	1,224,783	62,830	59,522	0.53	0.48	10.29	9.46	12/14/88	NASDAQ	6,485,877	117.78
OCFC	OceanFirst Financial Corp.	NJ	1,717,409	134,662	133,179	1.14	1.11	14.84	14.49	07/03/96	NASDAQ	13,350,999	337.11
PBCI	Pamrapo Bancorp Inc.	NJ	636,895	51,323	51,323	1.25	1.25	15.45	15.45	11/14/89	NASDAQ	4,974,313	141.02
PFSB	PennFed Financial Services Inc	NJ	1,791,986	120,764	118,496	0.69	0.74	10.39	11.22	07/15/94	NASDAQ	6,872,601	239.99
PFS	Provident Financial Services	NJ	4,284,878	817,119	794,229	0.46	0.82	2.31	4.14	01/16/03	NYSE	60,792,600	1197.61
SYNF	Synergy Finl Group Inc.	NJ	591,287	39,261	38,522	0.55	0.53	7.13	6.88	01/21/04	NASDAQ	12,450,985	129.74
AABC	Access Anytime Bancorp Inc.	NM	205,427	15,366	13,788	0.65	0.64	8.50	8.46	08/08/86	NASDAQ	1,349,070	18.53
GUPB	GFSB Bancorp Inc.	NM	239,521	18,170	18,170	0.69	0.69	8.98	8.98	06/30/95	NASDAQ	1,146,270	24.98
AF	Astoria Financial Corp.	NY	22,457,665	1,396,531	1,211,380	0.87	0.85	13.26	12.94	11/18/93	NYSE	78,670,254	3173.56
ALFC	Atlantic Liberty Financial	NY	160,807	26,243	26,243	0.94	0.94	5.33	5.33	10/23/02	NASDAQ	1,710,984	33.77
CNY	Carver Bancorp Inc.	NY	529,571	43,299	43,281	0.94	0.94	11.62	11.58	10/25/94	AMEX	2,284,390	54.85
DCOM	Dime Community Bancshares Inc.	NY	2,971,661	283,919	227,408	1.67	1.63	18.76	18.29	06/26/96	NASDAQ	25,410,074	798.86
ESBK	Elmira Savings Bank	NY	284,654	22,121	21,558	0.86	0.75	11.33	9.87	03/01/85	NASDAQ	1,039,000	32.71
FNFG	First Niagara Finl Group	NY	3,589,507	728,174	613,476	1.02	1.04	5.19	5.29	01/21/03	NASDAQ	70,813,651	1228.27
FFIC	Flushing Financial Corp.	NY	1,910,751	146,762	142,857	1.21	NA	15.93	NA	11/21/95	NASDAQ	19,290,601	364.59
GPT	GreenPoint Financial Corp.	NY	22,985,000	1,839,000	1,444,000	2.12	2.11	25.28	25.14	01/28/94	NYSE	131,897,000	5753.35
HRBT	Hudson River Bancorp	NY	2,579,259	273,441	202,924	1.22	1.22	11.66	11.64	07/01/98	NASDAQ	30,311,694	609.23
ICBC	Independence Comm. Bank Corp.	NY	9,546,607	991,111	805,760	1.58	NA	14.60	NA	03/17/98	NASDAQ	54,475,715	2156.69
NYB	New York Community Bancorp	NY	23,441,337	2,868,657	851,311	2.26	2.05	20.74	18.85	11/23/93	NYSE	256,649,073	9013.52
PBCP	Provident Bancorp Inc.	NY	1,305,958	119,530	105,011	1.01	0.89	9.80	8.69	01/15/04	NASDAQ	35,224,911	455.52
SFFS	Sound Federal Bancorp Inc.	NY	882,942	132,091	118,121	0.91	0.91	5.61	5.61	01/07/03	NASDAQ	12,803,133	196.78
SIB	Staten Island Bancorp Inc.	NY	7,486,156	604,965	NA	0.18	0.79	2.10	9.30	12/22/97	NYSE	60,290,796	1466.27
TRST	TrustCo Bank Corp NY	NY	2,783,382	226,762	226,209	1.96	1.71	23.56	20.62	NA	NASDAQ	73,946,000	999.75
WSBI	Warwick Community Bancorp	NY	759,996	73,834	71,432	0.82	0.78	8.50	8.15	12/23/97	NASDAQ	4,495,724	156.23
ASBP	ASB Financial Corp.	OH	160,151	17,008	17,008	1.35	1.26	12.69	11.84	05/11/95	NASDAQ	1,663,670	41.59
CAFI	Camco Financial Corp.	OH	1,044,706	93,750	90,797	0.83	0.79	9.13	8.65	NA	NASDAQ	7,377,737	124.87
GCFC	Central Federal Corp.	OH	107,011	19,856	19,856	-2.19	-1.36	-12.36	-7.68	12/30/98	NASDAQ	2,024,100	29.05
CIBI	Community Investors Bancorp	OH	120,999	13,228	13,228	0.78	0.78	7.33	7.33	02/07/95	NASDAQ	1,090,050	18.63

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFDF	FFD Financial Corp.	OH	138,418	17,078	17,078	0.70	0.70	5.61	5.61	04/03/96	NASDAQ	1,205,264	17.86
FDEF	First Defiance Financial	OH	1,040,599	124,269	103,725	1.24	1.13	9.97	9.12	10/02/95	NASDAQ	6,328,000	176.23
FFBZ	First Federal Bancorp Inc.	OH	242,874	22,264	22,264	0.76	0.85	8.11	9.04	07/13/92	NASDAQ	3,261,481	28.81
FFHS	First Franklin Corp.	OH	273,402	23,814	23,814	0.52	0.40	6.05	4.68	01/26/88	NASDAQ	1,642,558	33.02
FNFI	First Niles Financial Inc.	OH	100,033	16,630	16,630	1.06	0.93	6.13	5.42	10/27/98	NASDAQ	1,399,310	23.79
FPFC	First Place Financial Corp.	OH	1,670,695	187,395	164,578	1.15	1.11	10.00	9.65	01/04/99	NASDAQ	13,288,852	261.15
HCFC	Home City Financial Corp.	OH	151,784	11,907	11,596	0.43	0.42	5.53	5.44	12/30/96	NASDAQ	794,400	12.91
HLFC	Home Loan Financial Corp.	OH	149,635	22,205	22,205	1.29	1.29	8.70	8.70	03/26/98	NASDAQ	1,673,570	31.71
IDVB	Indian Village Bancorp Inc.	OH	94,890	8,177	8,177	0.40	0.14	4.70	1.67	07/02/99	Pink Sheet	392,270	7.45
LWFH	Lawrence Financial Holdings	OH	125,462	14,025	14,025	0.36	0.27	3.41	2.53	12/29/00	OTC BB	650,110	15.70
NLVS	Northern Savings & Loan Co.	OH	322,607	41,388	41,388	0.75	0.90	5.84	7.02	NA	OTC BB	2,338,268	53.17
PCBI	Peoples Community Bancorp Inc.	OH	822,548	47,845	42,317	0.53	0.45	7.83	6.63	03/30/00	NASDAQ	2,522,088	53.34
POHF	Peoples Ohio Financial	OH	192,536	24,504	24,504	1.01	1.01	8.68	8.70	12/18/89	OTC BB	7,409,425	30.90
PSFC	Peoples-Sidney Financial Corp.	OH	136,465	17,259	17,259	0.64	0.64	5.22	5.22	04/28/97	NASDAQ	1,432,648	25.24
PFOH	Perpetual Federal Savings Bank	OH	305,108	50,607	50,607	1.48	1.48	9.21	9.21	04/19/91	OTC BB	2,467,598	61.07
PVFC	PVF Capital Corp.	OH	687,402	61,539	61,539	1.20	1.20	14.34	14.34	12/30/92	NASDAQ	6,383,848	94.60
UCFC	United Community Finl Corp.	OH	2,073,833	279,836	242,456	1.15	1.12	8.27	8.08	07/09/98	NASDAQ	34,085,915	417.89
WAYN	Wayne Savings Bancshares	OH	371,964	44,352	44,352	0.75	0.75	6.52	6.52	01/09/03	NASDAQ	3,907,318	63.06
WOFC	Western Ohio Financial Corp.	OH	376,318	43,492	43,492	0.73	0.68	5.86	5.46	07/29/94	NASDAQ	1,749,138	55.58
WFI	Winton Financial Corp.	OH	556,644	43,829	43,748	0.91	0.91	11.10	11.04	08/04/88	AMEX	4,486,254	62.13
ESBF	ESB Financial Corp.	PA	1,365,780	96,871	89,271	0.63	0.57	8.75	7.89	06/13/90	NASDAQ	10,785,399	157.14
FSBI	Fidelity Bancorp Inc.	PA	627,293	40,705	37,810	0.66	0.61	9.73	8.96	06/24/88	NASDAQ	2,435,108	61.06
FKFS	First Keystone Financial	PA	555,974	31,436	31,436	0.50	0.38	8.32	6.34	01/26/95	NASDAQ	1,890,897	51.25
GAF	GA Financial Inc.	PA	890,274	95,742	95,742	0.74	0.65	6.83	5.96	03/26/96	AMEX	4,979,227	172.73
HARL	Harleysville Savings Financial	PA	696,334	41,746	41,746	0.70	0.67	11.50	10.95	08/04/87	NASDAQ	2,276,791	77.41
KNBT	KNBT Bancorp Inc.	PA	1,940,560	388,916	388,916	-0.39	NA	-2.30	NA	11/03/03	NASDAQ	30,419,397	518.32
LARL	Laurel Capital Group Inc.	PA	302,725	27,145	23,286	0.64	0.63	7.10	7.07	02/20/87	NASDAQ	1,879,354	42.55
NTNY	Nittany Financial Corp.	PA	248,587	14,827	13,064	0.76	0.75	13.14	12.99	10/26/98	OTC BB	1,603,960	42.91
NEPF	Northeast PA Financial Corp.	PA	877,817	58,802	47,233	-0.38	-0.38	-5.19	-5.26	04/01/98	NASDAQ	4,181,800	75.36
PVSA	Parkvale Financial Corp.	PA	1,597,195	102,134	90,781	0.64	0.58	10.33	9.35	07/16/87	NASDAQ	5,575,382	165.37
PHSB	PHSB Financial Corp.	PA	339,970	46,650	46,650	0.80	0.49	5.79	3.57	12/21/01	NASDAQ	2,903,353	64.61
RSVB	Reserve Bancorp Inc.	PA	72,000	12,327	12,327	1.06	1.03	5.90	5.73	04/08/02	OTC BB	711,950	13.95
SOV	Sovereign Bancorp Inc.	PA	43,505,329	3,260,406	1,964,355	0.97	0.87	13.41	11.98	08/12/86	NYSE	296,900,000	6576.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
THRD	TF Financial Corp.	PA	606,200	54,928	50,236	-0.86	-0.88	-9.58	-9.81	07/13/94	NASDAQ	2,815,600	91.51
WYPT	Waypoint Financial Corp.	PA	5,329,902	402,233	381,471	0.77	0.66	9.95	8.54	10/12/00	NASDAQ	33,247,630	836.18
WGBC	Willow Grove Bncp Inc.	PA	836,726	109,883	108,904	0.83	0.66	5.88	4.64	04/04/02	NASDAQ	10,215,342	186.64
WVFC	WVS Financial Corp.	PA	417,305	30,444	30,444	0.70	0.70	8.87	8.87	11/29/93	NASDAQ	2,545,905	44.68
CFCP	Coastal Financial Corp.	SC	1,225,338	76,289	76,289	1.04	1.04	16.21	16.16	09/26/90	NASDAQ	12,963,502	215.06
DFBS	DutchFork Bancshares Inc.	SC	225,585	32,385	32,385	1.58	0.65	11.87	4.87	07/06/00	NASDAQ	1,127,841	42.86
FFCH	First Financial Holdings Inc.	SC	2,434,081	164,810	148,555	1.13	1.08	15.82	15.09	11/10/83	NASDAQ	12,574,934	376.49
PEDE	Great Pee Dee Bancorp Inc.	SC	157,079	26,382	25,241	0.79	0.87	4.46	4.94	12/31/97	NASDAQ	1,767,755	29.94
SFDL	Security Federal Corp.	SC	527,834	31,564	31,564	0.75	0.75	11.41	11.41	10/30/87	OTC BB	2,516,035	53.20
HFFC	HF Financial Corp.	SD	788,538	51,081	46,130	0.59	0.58	9.23	9.02	04/08/92	NASDAQ	3,573,895	63.60
JFBI	Jefferson Bancshares Inc.	TN	314,799	96,589	96,589	0.39	1.24	2.08	6.53	07/02/03	NASDAQ	8,385,517	117.31
SFBK	SFB Bancorp Inc.	TN	56,934	12,585	12,585	1.29	1.29	6.00	6.00	05/30/97	Pink Sheet	570,522	11.41
UTBI	United Tennessee Bankshares	TN	117,681	16,384	15,571	1.52	1.51	10.72	10.67	01/05/98	NASDAQ	1,241,879	23.60
BAFI	BancAffiliated Inc.	TX	92,252	5,777	5,777	0.84	0.84	11.07	11.07	06/01/01	OTC BB	278,454	6.20
CBSA	Coastal Bancorp Inc.	TX	2,682,990	133,692	112,263	0.52	0.51	9.29	9.07	03/25/92	NASDAQ	5,235,324	216.01
ETFSE	East Texas Financial Services	TX	220,945	20,313	18,143	0.42	0.30	4.66	3.37	01/10/95	OTC BB	1,171,724	18.16
FBTX	Franklin Bank Corp.	TX	2,251,300	245,438	187,356	0.28	0.39	2.92	4.01	NA	NASDAQ	21,225,263	402.86
HRGB	Heritage Bancshares	TX	52,892	7,890	7,890	-0.09	-0.09	-0.58	-0.58	02/26/02	OTC BB	473,248	12.12
CFFC	Community Financial Corp.	VA	321,420	28,109	28,076	1.07	1.02	11.93	11.35	03/30/88	NASDAQ	2,074,847	43.00
GAFC	Greater Atlantic Financial	VA	529,134	21,413	20,129	0.17	0.13	4.02	2.98	06/25/99	NASDAQ	3,012,434	23.23
EVRT	EverTrust Financial Group Inc.	WA	744,258	90,774	90,774	0.95	0.92	7.27	7.09	10/04/99	NASDAQ	6,999,899	139.02
FMSB	First Mutual Bancshares Inc.	WA	860,844	50,827	50,827	1.05	0.99	17.66	16.75	12/17/85	NASDAQ	4,729,693	121.32
FBNW	FirstBank NW Corp.	WA	685,267	68,910	46,125	0.90	0.90	9.48	9.48	07/02/97	NASDAQ	2,862,331	86.15
HFWA	Heritage Financial Corp.	WA	640,920	62,232	55,592	1.52	1.52	13.04	13.04	01/09/98	NASDAQ	6,192,200	132.51
HRZB	Horizon Financial Corp.	WA	820,229	107,997	107,452	1.54	1.52	11.78	11.64	08/01/86	NASDAQ	10,408,222	199.84
RPFG	Rainier Pacific Finl Group Inc	WA	685,295	114,557	114,313	-0.39	-0.40	-4.18	-4.31	10/21/03	NASDAQ	8,442,840	135.51
RVSB	Riverview Bancorp Inc.	WA	514,041	63,815	53,722	1.08	1.40	8.39	10.91	10/01/97	NASDAQ	4,954,479	96.82
STSA	Sterling Financial Corp.	WA	4,276,906	250,348	202,392	0.88	0.84	14.41	13.64	06/30/83	NASDAQ	14,863,917	541.49
TSBK	Timberland Bancorp Inc.	WA	458,179	78,840	78,840	1.39	1.47	7.97	8.43	01/13/98	NASDAQ	4,258,180	96.83
WFSL	Washington Federal Inc.	WA	7,544,844	1,070,200	1,010,232	1.93	1.92	14.68	14.58	11/17/82	NASDAQ	78,410,069	1851.21
WM	Washington Mutual Inc.	WA	275,178,000	19,742,000	13,296,000	1.37	1.19	18.98	16.40	03/11/83	NYSE	874,986,000	39321.87
ABCW	Anchor BanCorp Wisconsin	WI	3,665,544	298,640	277,292	1.35	1.33	16.38	16.13	07/16/92	NASDAQ	22,910,440	599.93
BKMU	Bank Mutual Corp.	WI	3,108,527	731,080	673,437	0.76	0.76	5.45	5.43	10/30/03	NASDAQ	78,775,779	861.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FTFC	First Federal Capital Corp	WI	3,308,324	276,589	185,061	1.11	1.11	15.03	15.03	11/02/89	NASDAQ	22,394,773	475.22
AFBC	Advance Financial Bancorp	WV	322,839	20,953	14,633	0.79	0.70	12.38	10.94	01/02/97	NASDAQ	1,398,373	25.27
CRZY	Crazy Woman Creek Bancorp	WY	80,095	13,621	13,398	0.47	0.45	NM	NM	03/29/96	Pink Sheet	816,898	15.93
ALL THRIFTS													
	AVERAGE		3,290,590	269,815	214,430	1.26	1.09	15.64	13.58			16,759,293	569.69
	MEDIAN		496,255	43,355	41,388	0.83	0.79	8.75	8.55			3,046,150.50	65.19
	HIGH		275,178,000	19,742,000	13,296,000	3.19	2.54	47.58	47.58			874,986,000	39,321.87
	LOW		31,702	2,837	2,837	-4.04	-4.08	-57.20	-57.79			190,961	2.28
AVERAGE FOR STATE													
	IN		335,718	35,499	34,723	0.63	0.56	5.91	5.25			2,701,846	46.04
AVERAGE BY REGION													
	MIDWEST		815,540	78,904	70,952	1.15	1.10	12.66	12.17			5,696,137	122.67
	NEW ENGLAND		1,777,343	173,001	143,136	0.93	0.87	9.59	9.00			10,362,122	339.97
	MID ATLANTIC		3,832,515	348,459	245,988	1.22	1.06	13.77	12.02			30,416,013	830.65
	SOUTHEAST		1,097,948	92,217	84,272	0.95	0.85	11.12	9.93			8,764,954	174.42
	SOUTHWEST		658,538	48,752	42,347	0.46	0.42	6.43	5.92			3,264,464	70.55
	WEST		15,508,908	1,153,954	945,290	1.36	1.15	18.31	15.52			51,056,960	2,481.74
AVERAGE BY EXCHANGE													
	NYSE		33,637,369	2,544,672	1,977,943	1.34	1.18	18.05	15.84			134,722,378	5,714.64
	AMEX		767,977	64,508	59,063	0.75	0.69	8.86	8.13			4,616,231	120.01
	NASDAQ		1,098,618	111,441	101,093	1.03	0.85	10.35	8.52			9,245,551	204.40
	OTC		163,700	16,048	15,897	0.77	0.77	7.62	7.57			1,217,745	20.68
	Pink Sheets		119,337	12,921	12,893	0.77	0.71	8.15	7.52			743,687	14.64

EXHIBIT 34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

			IPO Date	IPO Price ($)	PRICES AND CHANGE FROM IPO DATE: 1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change
SFFS	Sound Federal Bancorp Inc.	NY	01/07/03	10.00	11.00	10.00	11.13	11.30	11.51	15.10
CCFC	CCSB Financial Corp.	MO	01/09/03	10.00	12.00	20.00	12.31	23.10	12.50	25.00
WAYN	Wayne Savings Bancshares	OH	01/09/03	10.00	11.20	12.00	11.21	12.10	11.15	11.50
PFS	Provident Financial Services	NJ	01/16/03	10.00	15.50	55.00	15.52	55.20	15.15	51.50
FNFG	First Niagara Finl Group	NY	01/21/03	10.00	11.27	12.70	11.34	13.40	11.26	12.60
RFBK	Rantoul First Bank SB	IL	04/02/03	10.00	11.51	15.10	12.00	20.00	12.35	23.50
CFBC	Community First Bancorp Inc.	KY	06/27/03	10.00	12.00	20.00	12.03	20.30	12.05	20.50
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	10.00	12.39	23.90	12.50	25.00	14.00	40.00
ASBH	ASB Holding Co (MHC)	NJ	10/03/03	10.00	16.20	62.00	17.10	71.00	16.85	68.50
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	10/21/03	8.00	13.10	63.75	12.35	54.38	12.85	60.63
RPFG	Rainier Pacific Finl Group Inc	WA	10/21/03	10.00	16.99	69.90	16.52	65.20	16.10	61.00
BKMU	Bank Mutual Corp.	WI	10/30/03	10.00	11.78	17.80	11.94	19.40	11.54	15.40
KNBT	KNBT Bancorp Inc.	PA	11/03/03	10.00	16.88	68.80	16.82	68.20	16.97	69.70
CHEV	Cheviot Financial (MHC)	OH	01/06/04	10.00	13.32	33.20	13.47	34.70	13.30	33.00
PBCP	Provident Bancorp Inc.	NY	01/15/04	10.00	11.50	15.00	11.38	13.80	11.51	15.10
SYNF	Synergy Finl Group Inc.	NJ	01/21/04	10.00	10.90	9.00	10.88	8.80	10.79	7.90
		AVERAGE				31.76		32.24		33.18
		MEDIAN				20.00		21.70		24.25
		HIGH				69.90		71.00		69.70
		LOW				9.00		8.80		7.90

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF MUTUAL SAVINGS BANK

NONE

EXHIBIT 36

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NEBS	New England Bancshares (MHC)	CT	OTC BB	20.150	21.800	14.500	4.13	4.40	11.97	88.25	0.00	57.57	168.34	22.83	65.00
PBCT	People's Bank (MHC)	CT	NASDAQ	44.950	47.050	24.250	15.91	38.31	16.16	188.25	1.56	43.64	278.16	23.88	43.22
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	40.000	40.540	25.720	0.33	19.76	12.81	52.67	1.00	173.91	312.26	75.95	222.22
WCFB	Webster City Fed Bncp (MHC)	IA	NASDAQ	16.000	17.250	9.255	-5.88	21.67	6.00	28.15	0.59	50.00	266.67	56.83	50.00
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	27.000	27.150	17.500	2.27	14.89	13.90	99.33	0.00	45.00	194.24	27.18	45.00
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	19.510	20.000	11.900	14.63	19.99	10.32	134.82	0.30	45.37	189.05	14.47	139.36
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	29.000	29.750	14.000	11.54	31.82	9.69	100.09	0.50	53.70	299.28	28.98	53.70
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	36.900	39.577	27.760	-5.12	6.13	13.45	114.23	2.28	97.11	274.35	32.30	97.11
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	22.000	22.500	12.600	0.00	23.94	12.59	66.16	0.20	27.16	174.74	33.25	29.33
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	31.250	32.000	17.000	0.81	21.36	14.97	184.10	0.00	27.65	208.75	16.97	28.94
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	37.000	37.500	23.490	0.00	8.82	18.07	160.15	0.20	56.06	204.76	23.10	61.67
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	24.400	25.500	15.270	-2.40	1.88	12.50	79.62	0.20	67.78	195.20	30.65	73.94
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	20.000	22.680	12.670	0.96	12.04	7.51	111.93	0.50	111.11	266.31	17.87	NA
ALPN	Alpena Bancshares Inc. (MHC)	MI	OTC BB	24.750	25.000	14.750	-1.00	11.99	13.16	139.25	0.50	39.29	188.07	17.77	41.95
LBTME	Liberty Savings Bank (MHC)	MO	OTC BB	28.750	30.500	18.090	0.91	19.79	14.61	147.81	0.80	59.90	196.78	19.45	89.84
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	38.750	39.000	22.000	1.31	10.71	20.04	171.41	0.61	22.40	193.36	22.61	23.77
ASFE	AF Financial Group (MHC)	NC	OTC BB	21.000	23.000	14.500	-8.70	12.00	11.80	182.82	0.20	NM	177.97	11.49	NM
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	25.000	26.000	15.500	8.70	19.05	13.73	74.61	0.54	26.04	182.08	33.51	28.74
ASBH	ASB Holding Co (MHC)	NJ	OTC BB	17.000	20.000	12.500	-2.30	0.59	6.79	71.07	0.00	NA	250.37	23.92	NA
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	NASDAQ	38.910	40.380	18.640	-2.75	8.84	7.33	89.73	0.57	35.05	530.83	43.37	37.78
ROEB	Roebling Financial Corp. (MHC)	NJ	OTC BB	29.000	30.000	19.750	7.41	26.09	17.20	205.61	0.00	22.48	168.60	14.10	22.48
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	44.000	45.000	24.000	15.79	41.94	21.66	122.67	0.68	74.58	203.14	35.87	74.58
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	OTC BB	12.000	16.000	11.800	-5.14	-7.69	NA	NA	0.00	NA	NA	NA	NA
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	13.550	13.900	9.700	0.00	13.87	7.82	41.61	0.26	43.71	173.27	32.56	48.39
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	34.250	35.750	19.000	-3.17	3.60	14.65	133.07	0.76	28.54	233.79	25.74	28.78
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	15.980	18.600	12.667	11.85	2.00	6.83	56.04	0.37	38.98	233.97	28.51	47.00
PRTR	Partners Trust Financial (MHC)	NY	NASDAQ	35.440	41.490	16.360	-8.52	24.93	12.35	90.54	0.39	34.75	286.96	39.14	34.75
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	19.180	20.999	13.685	-4.10	7.15	8.79	118.15	0.40	28.63	218.20	16.23	36.88
ROME	Rome Bancorp Inc. (MHC)	NY	NASDAQ	33.000	36.000	16.673	4.80	15.79	8.55	61.13	0.29	91.67	385.96	53.98	70.21
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	13.350	13.750	13.000	1.60	NA	NA	NA	0.00	NA	NA	NA	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	33.850	34.500	19.000	-0.44	16.72	15.65	68.56	1.00	54.60	216.29	49.37	54.60
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	38.000	40.410	22.350	4.11	26.67	10.21	108.79	0.36	60.32	372.18	34.93	60.32

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	25.340	26.670	15.100	10.17	17.31	10.25	120.88	0.38	27.54	247.22	20.96	29.47
SKBO	Skibo Financial Corp. (MHC)	PA	NASDAQ	16.950	18.880	12.000	0.06	-0.41	7.40	49.56	0.37	211.88	229.05	34.20	211.88
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			27.241	28.798	16.676	1.99	15.03	12.15	108.16	0.47	58.55	241.26	30.06	63.82
	MEDIAN			25.340	26.670	15.270	0.33	14.38	12.35	104.44	0.37	45.00	216.29	27.18	47.70
	HIGH			44.950	47.050	27.760	15.91	41.94	21.66	205.61	2.28	211.88	530.83	75.95	222.22
	LOW			12.000	13.750	9.255	-8.70	-7.69	6.00	28.15	0.00	22.40	168.34	11.49	22.48

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NEBS	New England Bancshares (MHC)	CT	199,232	27,025	24,960	0.39	0.35	2.93	2.60	06/04/02	OTC BB	2,257,651	45.49
PBCT	People's Bank (MHC)	CT	11,671,500	1,002,000	888,600	0.54	0.54	6.63	6.67	07/06/88	NASDAQ	62,000,000	2,786.90
CHFN	Charter Financial Corp. (MHC)	GA	1,030,716	248,743	242,632	0.43	0.34	1.80	1.43	10/17/01	NASDAQ	19,569,676	782.79
WCFB	Webster City Fed Bncp (MHC)	IA	106,199	22,632	22,517	1.16	1.15	5.42	5.39	08/15/94	NASDAQ	3,772,372	60.36
AJSB	AJS Bancorp Inc. (MHC)	IL	238,384	33,351	33,351	0.58	0.58	4.15	4.15	12/27/01	OTC BB	2,400,000	64.80
JXSB	Jacksonville Bancorp (MHC)	IL	261,816	20,033	16,947	0.33	0.10	4.18	1.33	04/21/95	NASDAQ	1,942,004	37.89
MSVB	Mid-Southern Savings Bank(MHC)	IN	145,796	14,122	14,122	NA	NA	NA	NA	04/09/98	OTC BB	1,456,720	42.24
CFFN	Capitol Federal Finl (MHC)	KS	8,383,441	957,323	957,323	0.32	0.32	2.80	2.80	04/01/99	NASDAQ	73,393,298	2,708.74
MDNB	Minden Bancorp Inc (MHC)	LA	96,247	18,321	18,321	1.28	1.28	6.04	6.04	07/02/02	OTC BB	1,454,750	32.00
SERC	Service Bancorp Inc. (MHC)	MA	303,299	24,150	24,150	0.64	0.61	7.95	7.63	10/08/98	OTC BB	1,647,482	51.51
WFSM	Westborough Finl Services(MHC)	MA	254,052	28,668	28,668	0.41	0.38	3.62	3.36	02/16/00	OTC BB	1,586,374	58.76
WFD	Westfield Financial Inc. (MHC)	MA	795,216	124,804	124,804	0.45	0.42	2.94	2.73	12/28/01	AMEX	9,988,032	243.71
BCSB	BCSB Bankcorp Inc. (MHC)	MD	660,258	44,271	41,570	0.16	0.14	2.32	2.05	07/08/98	NASDAQ	5,898,593	117.97
ALPN	Alpena Bancshares Inc. (MHC)	MI	230,797	21,811	18,183	0.45	0.43	4.77	4.49	11/07/94	OTC BB	1,657,480	41.02
LBTME	Liberty Savings Bank (MHC)	MO	199,700	19,735	19,735	0.33	0.22	3.16	2.09	08/23/93	OTC BB	1,351,076	38.84
EBMT	Eagle Bancorp (MHC)	MT	207,364	24,247	24,247	1.01	0.96	8.65	8.20	04/05/00	OTC BB	1,209,772	47.06
ASFE	AF Financial Group (MHC)	NC	191,929	12,392	10,716	-0.08	-0.08	-1.12	-1.16	10/07/96	OTC BB	1,049,838	22.05
WAKE	Wake Forest Bancshares (MHC)	NC	85,456	15,725	15,725	1.27	1.15	7.15	6.49	04/03/96	OTC BB	1,145,296	28.63
ASBH	ASB Holding Co (MHC)	NJ	394,759	37,723	37,723	NA	NA	NA	NA	10/03/03	OTC BB	5,554,500	94.43
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	17,033,360	1,329,366	1,329,366	1.34	1.24	15.38	14.21	07/13/99	NASDAQ	189,835,997	7,386.52
ROEB	Roebling Financial Corp. (MHC)	NJ	87,488	7,319	7,319	0.63	0.63	7.61	7.61	10/02/97	OTC BB	425,500	12.34
ALMG	Alamogordo Finl Corp. (MHC)	NM	158,690	28,026	28,026	0.47	0.47	2.69	2.69	05/16/00	OTC BB	1,293,665	57.16
FLTB	Flatbush Fed Bncp Inc.(MHC)	NY	231,718	8,410	8,410	NA	NA	NA	NA	10/21/03	OTC BB	NA	27.77
GOV	Gouverneur Bancorp (MHC)	NY	94,837	17,813	17,813	0.79	0.74	4.00	3.75	03/23/99	AMEX	2,279,009	30.88
GCBC	Greene County Bncp Inc. (MHC)	NY	271,826	29,446	29,446	0.97	0.96	8.55	8.50	12/30/98	NASDAQ	2,042,738	70.04
ONFC	Oneida Financial Corp. (MHC)	NY	428,189	50,835	38,082	0.74	0.62	6.35	5.34	12/30/98	NASDAQ	7,640,166	122.09
PRTR	Partners Trust Financial (MHC)	NY	1,285,115	175,335	137,778	1.08	1.09	8.18	8.19	04/04/02	NASDAQ	14,193,806	503.16
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	287,478	21,374	16,629	0.44	0.45	5.70	5.86	11/16/95	NASDAQ	2,433,132	46.67
ROME	Rome Bancorp Inc. (MHC)	NY	261,939	36,639	36,639	0.59	0.77	4.16	5.38	10/06/99	NASDAQ	4,285,000	141.41
CHEV	Cheviot Financial (MHC)	OH	246,007	37,251	37,251	NA	NA	NA	NA	01/06/04	NASDAQ	NA	58.59
EKFC	Eureka Financial Corp (MHC)	PA	84,093	19,195	19,195	0.97	0.97	4.08	4.08	01/07/99	OTC BB	1,226,538	41.52
ALLB	Greater Delaware Valley (MHC)	PA	374,374	35,138	35,138	0.58	0.58	6.17	6.17	03/03/95	NASDAQ	3,441,383	130.77

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF FEBRUARY 27, 2004

		State	ASSETS AND EQUITY Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	PROFITABILITY ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	CAPITAL ISSUES IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NWSB	Northwest Bancorp Inc. (MHC)	PA	5,776,727	490,065	345,486	0.82	0.77	11.18	10.42	11/07/94	NASDAQ	47,788,950	1,210.97
SKBO	Skibo Financial Corp. (MHC)	PA	155,691	23,252	23,252	0.18	0.18	1.24	1.24	04/04/97	NASDAQ	3,141,504	53.45
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		1,536,285	147,251	137,474	0.79	0.75	8.20	7.76			14,980,072	505.84
	MEDIAN		246,007	27,025	24,960	0.58	0.58	4.18	4.49			2,279,009.00	57.16
	HIGH		17,033,360	1,329,366	1,329,366	1.34	1.28	15.38	14.21			189,835,997	7,386.52
	LOW		84,093	7,319	7,319	-0.08	-0.08	-1.12	-1.16			425,500	12.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 38

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $400,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	THIRD CENTURY BANCORP		-	106,561	5.09	0.00	52.58	90.99	90.99	18.30	7.54
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	< 25.00	< 15.00	25.00 - 70.00	55.00 - 95.00	65.00 - 90.00	< 30.00	6.00 - 15.00
HWEN	Home Financial Bancorp	IN	07/02/96	60,656	9.78	3.79	48.83	78.78	82.57	24.73	11.41
FNFI	First Niles Financial Inc.	OH	10/27/98	100,033	33.92	26.15	28.68	38.77	64.91	20.49	16.62
GCFC	Central Federal Corp.	OH	12/30/98	107,011	NA	16.22	35.55	54.22	70.44	11.83	18.56
BRBI	Blue River Bancshares Inc.	IN	06/24/98	110,424	26.46	7.95	27.16	59.37	67.31	9.96	10.84
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	110,944	13.62	20.52	43.37	57.58	78.10	30.24	4.81
UTBI	United Tennessee Bankshares	TN	01/05/98	117,681	22.49	7.42	55.17	66.65	74.07	0.00	13.92
PBNC	PFS Bancorp Inc.	IN	10/12/01	118,187	NA	0.00	63.03	84.86	84.86	1.69	22.78
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	16.33	1.43	65.70	79.34	80.77	17.46	10.93
NBSI	North Bancshares Inc.	IL	12/21/93	133,746	17.90	8.94	50.86	71.38	80.32	20.56	10.08
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,465	11.19	0.00	66.53	86.61	86.61	22.72	12.65
FFDF	FFD Financial Corp.	OH	04/03/96	138,418	15.78	0.87	43.06	81.25	82.12	11.07	12.34
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	138,855	4.37	2.57	85.23	91.82	94.39	32.36	12.77
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	8.41	2.48	58.73	86.33	88.81	4.76	10.39
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	NA	2.36	57.70	82.35	84.71	14.48	8.58
HLFC	Home Loan Financial Corp.	OH	03/26/98	149,635	7.38	5.21	59.90	85.97	91.18	27.96	14.84
HCFC	Home City Financial Corp.	OH	12/30/96	151,784	NA	1.82	44.32	83.35	85.17	22.90	7.84
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	20.80	10.47	34.94	65.27	75.73	22.92	10.43
GTPS	Great American Bancorp	IL	06/30/95	159,450	31.03	0.41	29.20	63.20	63.61	8.15	11.06
ASBP	ASB Financial Corp.	OH	05/11/95	160,151	12.09	7.46	48.96	78.20	85.66	5.88	10.62
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	173,845	13.93	12.77	41.47	68.03	80.79	4.47	12.24
FFED	Fidelity Federal Bancorp	IN	08/31/87	175,390	10.19	23.24	29.85	57.14	80.38	22.59	7.62

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $400,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	THIRD CENTURY BANCORP		-	**106,561**	**5.09**	**0.00**	**52.58**	**90.99**	**90.99**	**18.30**	**7.54**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	< 25.00	< 15.00	25.00 - 70.00	55.00 - 95.00	65.00 - 90.00	< 30.00	6.00 - 15.00
MCBF	Monarch Community Bancorp Inc	MI	08/30/02	208,547	23.68	0.54	52.90	70.37	70.91	27.57	17.85
FBEI	First Bancorp of Indiana Inc	IN	04/07/99	211,901	16.31	12.09	34.44	65.30	77.40	22.34	14.23
WEFC	Wells Financial Corp.	MN	04/11/95	222,453	22.58	7.40	27.79	66.49	73.89	10.34	12.32
FBTC	First BancTrust Corp	IL	04/19/01	226,194	22.02	25.74	16.53	47.24	72.99	15.69	11.67
NEIB	Northeast Indiana Bancorp	IN	06/28/95	227,395	14.53	8.85	41.44	71.98	80.83	33.66	11.96
FFBZ	First Federal Bancorp Inc	OH	07/13/92	242,874	8.91	0.12	44.10	87.30	87.43	21.70	9.17
FFWC	FFW Corp.	IN	04/05/93	242,967	28.88	11.56	32.93	54.59	66.15	24.66	9.57
RIVR	River Valley Bancorp	IN	12/20/96	245,184	18.09	0.09	31.29	76.31	76.40	19.98	9.06
PFED	Park Bancorp Inc.	IL	08/12/96	260,923	19.37	16.83	38.23	59.56	76.39	21.36	11.17
UCBC	Union Community Bancorp	IN	12/29/97	261,577	8.19	0.22	59.58	84.58	84.79	12.98	13.58
FFHS	First Franklin Corp.	OH	01/26/88	273,402	17.72	6.02	49.56	73.13	79.14	9.40	8.71
FBSI	First Bancshares Inc	MO	12/22/93	274,302	28.42	3.59	35.76	61.79	65.37	10.63	10.01
STBI	Sturgis Bancorp	MI	11/10/88	288,652	16.51	0.21	42.60	74.34	74.54	20.22	9.99
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	6.49	7.73	41.36	80.59	88.33	23.72	8.82
LARL	Laurel Capital Group Inc.	PA	02/20/87	302,725	38.24	3.43	47.28	53.28	56.72	7.14	8.97
FFBI	First Federal Bancshares Inc.	IL	09/28/00	312,363	37.59	15.88	27.77	42.58	58.46	2.56	12.99
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	318,774	26.11	23.87	37.18	42.56	66.43	27.07	7.01
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	8.01	0.56	45.59	86.94	87.50	20.31	8.68
AFBC	Advance Financial Bancorp	WV	01/02/97	322,839	6.19	7.33	43.01	81.66	89.00	10.53	6.49
PHSB	PHSB Financial Corp.	PA	12/21/01	339,970	18.40	34.42	19.11	45.18	79.60	17.32	13.72
CFSB	Citizens First Financial Corp	IL	05/01/96	349,515	10.95	4.16	34.69	80.05	84.20	18.30	9.44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $400,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	THIRD CENTURY BANCORP		**-**	**106,561**	**5.09**	**0.00**	**52.58**	**90.99**	**90.99**	**18.30**	**7.54**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	< 25.00	< 15.00	25.00 - 70.00	55.00 - 95.00	65.00 - 90.00	< 30.00	6.00 - 15.00
CFSL	Chesterfield Financial Corp.	IL	05/02/01	362,388	53.35	4.23	38.60	40.98	45.21	0.00	20.45
WOFC	Western Ohio Financial Corp.	OH	07/29/94	376,318	6.54	3.02	51.13	86.21	89.23	26.24	11.56
FCAP	First Capital Inc.	IN	01/04/99	399,012	17.17	3.79	47.89	73.81	77.60	13.39	10.88

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $400,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	THIRD CENTURY BANCORP		-	**106,561**	**0.55**	**7.10**	**4.04**	**3.63**	**0.70**	**0.40**	**0.00**	**0.99**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	0.35 - 0.90	3.00 - 10.00	3.00 - 5.25	2.20 - 4.50	< 2.00	< 1.00	< 0.50	> 0.40
HWEN	Home Financial Bancorp	IN	07/02/96	60,656	0.60	5.49	5.18	4.12	0.49	0.94	0.43	0.62
FNFI	First Niles Financial Inc.	OH	10/27/98	100,033	0.93	5.42	3.15	1.81	0.04	1.00	0.00	0.76
GCFC	Central Federal Corp.	OH	12/30/98	107,011	-1.36	-7.68	1.97	4.31	0.82	NA	0.17	0.39
BRBI	Blue River Bancshares Inc.	IN	06/24/98	110,424	-1.26	-11.26	3.03	3.79	0.35	3.63	1.66	0.99
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	110,944	-4.08	-57.79	1.32	4.18	0.29	7.21	1.61	1.96
UTBI	United Tennessee Bankshares	TN	01/05/98	117,681	1.51	10.67	4.75	2.46	0.38	0.35	0.04	0.76
PBNC	PFS Bancorp Inc.	IN	10/12/01	118,187	0.71	3.10	3.28	2.31	0.36	NA	0.15	NA
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	0.78	7.33	3.11	2.24	0.43	0.85	0.00	0.48
NBSI	North Bancshares Inc.	IL	12/21/93	133,746	0.24	2.35	2.54	2.43	0.34	0.00	0.00	0.26
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	136,465	0.64	5.22	3.16	2.16	0.09	1.62	0.08	0.56
FFDF	FFD Financial Corp.	OH	04/03/96	138,418	0.70	5.61	2.89	2.44	0.68	0.72	0.00	0.57
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	138,855	0.77	5.88	2.44	1.29	0.04	0.79	0.00	0.06
CKFB	CKF Bancorp Inc.	KY	01/04/95	144,984	1.03	10.21	3.10	1.55	0.14	NA	0.03	0.42
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	0.79	9.85	3.23	2.65	1.01	0.83	0.04	0.41
HLFC	Home Loan Financial Corp.	OH	03/26/98	149,635	1.29	8.70	4.15	2.54	0.62	1.98	0.04	0.38
HCFC	Home City Financial Corp.	OH	12/30/96	151,784	0.42	5.44	3.20	2.23	0.16	0.26	0.02	0.66
LOGN	Logansport Financial Corp.	IN	06/14/95	156,824	0.85	8.19	2.79	1.55	0.24	0.97	0.00	1.12
GTPS	Great American Bancorp	IL	06/30/95	159,450	0.88	8.26	3.64	3.79	1.90	0.01	0.10	0.75
ASBP	ASB Financial Corp.	OH	05/11/95	160,151	1.26	11.84	3.91	2.41	0.41	1.00	0.00	0.69

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: IA IL IN KS KY MI MN MO OH PA TN WV WI
IPO Date: <= 12/31/02
Asset size: <= $400,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	THIRD CENTURY BANCORP		-	**106,561**	**0.55**	**7.10**	**4.04**	**3.63**	**0.70**	**0.40**	**0.00**	**0.99**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	0.35 - 0.90	3.00 - 10.00	3.00 - 5.25	2.20 - 4.50	< 2.00	< 1.00	< 0.50	> 0.40
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	173,845	0.69	5.44	2.74	2.29	0.48	0.65	0.00	0.58
FFED	Fidelity Federal Bancorp	IN	08/31/87	175,390	-0.01	-0.12	2.15	4.48	2.36	0.87	0.12	0.42
MCBF	Monarch Community Bancorp Inc	MI	08/30/02	208,547	0.49	2.74	3.20	3.32	1.56	2.57	1.16	1.18
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	211,901	0.74	4.69	3.41	3.06	1.17	0.22	0.00	0.49
WEFC	Wells Financial Corp.	MN	04/11/95	222,453	1.78	15.24	3.18	4.23	4.11	0.64	0.09	0.41
FBTC	First BancTrust Corp.	IL	04/19/01	226,194	0.86	7.05	3.63	3.46	1.70	0.99	0.02	0.94
NEIB	Northeast Indiana Bancorp	IN	06/28/95	227,395	0.86	7.18	2.78	2.24	0.78	1.13	0.10	0.78
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	242,874	0.85	9.04	3.77	2.99	0.86	0.37	0.00	0.66
FFWC	FFW Corp.	IN	04/05/93	242,967	1.00	10.15	2.85	2.07	1.05	1.33	0.32	1.09
RIVR	River Valley Bancorp	IN	12/20/96	245,184	1.14	12.44	3.23	2.63	1.57	0.74	0.00	0.85
PFED	Park Bancorp Inc.	IL	08/12/96	260,923	0.77	6.74	2.99	2.01	0.34	0.18	0.03	0.22
UCBC	Union Community Bancorp	IN	12/29/97	261,577	0.85	6.46	3.25	1.93	0.17	NA	0.09	0.46
FFHS	First Franklin Corp.	OH	01/26/88	273,402	0.40	4.68	2.30	2.06	0.57	1.30	0.07	0.50
FBSI	First Bancshares Inc.	MO	12/22/93	274,302	0.83	8.47	3.21	2.39	0.80	0.66	0.24	0.42
STBI	Sturgis Bancorp	MI	11/10/88	288,652	0.96	10.10	3.22	3.24	2.22	1.60	0.26	0.94
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	296,886	1.00	11.25	3.40	2.24	0.64	0.17	0.07	0.63
LARL	Laurel Capital Group Inc.	PA	02/20/87	302,725	0.63	7.07	2.48	1.90	0.41	0.53	0.00	0.66
FFBI	First Federal Bancshares Inc.	IL	09/28/00	312,363	0.61	4.13	2.80	1.93	0.27	0.58	0.05	0.31
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	318,774	0.35	5.06	2.08	2.02	0.50	NA	0.00	0.30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- States: IA IL IN KS KY MI MN MO OH PA TN WV WI
- IPO Date: <= 12/31/02
- Asset size: <= $400,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	THIRD CENTURY BANCORP		-	106,561	0.55	7.10	4.04	3.63	0.70	0.40	0.00	0.99
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	0.35 - 0.90	3.00 - 10.00	3.00 - 5.25	2.20 - 4.50	< 2.00	< 1.00	< 0.50	> 0.40
LSBI	LSB Financial Corp.	IN	02/03/95	319,272	0.94	11.04	3.50	2.47	1.05	1.27	0.11	0.97
AFBC	Advance Financial Bancorp	WV	01/02/97	322,839	0.70	10.94	3.11	2.19	0.58	0.75	0.20	0.46
PHSB	PHSB Financial Corp.	PA	12/21/01	339,970	0.49	3.57	2.69	2.15	0.32	0.12	0.00	0.48
CFSB	Citizens First Financial Corp.	IL	05/01/96	349,515	0.47	5.00	3.25	2.55	0.94	0.99	0.42	0.88
CFSL	Chesterfield Financial Corp.	IL	05/02/01	362,388	0.62	3.08	2.85	2.48	0.74	0.06	0.00	0.36
WOFC	Western Ohio Financial Corp.	OH	07/29/94	376,318	0.68	5.46	2.75	2.62	0.98	0.41	0.08	0.46
FCAP	First Capital Inc.	IN	01/04/99	399,012	0.94	8.43	3.58	2.22	0.57	1.31	0.07	0.64

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	THIRD CENTURY BANCORP		-	**106,561**	**5.09**	**0.00**	**52.58**	**90.99**	**90.99**	**18.30**	**7.54**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	< 25.00	< 15.00	25.00 - 70.00	55.00 - 95.00	65.00 - 90.00	< 30.00	6.00 - 15.00
HWEN	Home Financial Bancorp	IN	07/02/96	60,656	9.78	3.79	48.83	78.78	82.57	24.73	11.41
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	16.33	1.43	65.70	79.34	80.77	17.46	10.93
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	NA	2.36	57.70	82.35	84.71	14.48	8.58
HCFC	Home City Financial Corp.	OH	12/30/96	151,784	NA	1.82	44.32	83.35	85.17	22.90	7.84
GTPS	Great American Bancorp	IL	06/30/95	159,450	31.03	0.41	29.20	63.20	63.61	8.15	11.06
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	211,901	16.31	12.09	34.44	65.30	77.40	22.34	14.23
FBTC	First BancTrust Corp.	IL	04/19/01	226,194	22.02	25.74	16.53	47.24	72.99	15.69	11.67
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	242,874	8.91	0.12	44.10	87.30	87.43	21.70	9.17
FBSI	First Bancshares Inc.	MO	12/22/93	274,302	28.42	3.59	35.76	61.79	65.37	10.63	10.01
CFSB	Citizens First Financial Corp.	IL	05/01/96	349,515	10.95	4.16	34.69	80.05	84.20	18.30	9.44
		AVERAGE		194,364	17.97	5.55	41.13	72.87	78.42	17.64	10.43
		MEDIAN		185,676	16.32	2.97	39.93	79.06	81.67	17.88	10.47
		HIGH		349,515	31.03	25.74	65.70	87.30	87.43	24.73	14.23
		LOW		60,656	8.91	0.12	16.53	47.24	63.61	8.15	7.84

EXHIBIT 41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

Ticker	Company	State	IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
					OPERATING PERFORMANCE					ASSET QUALITY (1)		
	THIRD CENTURY BANCORP		-	106,561	0.55	7.10	4.04	3.63	0.70	0.40	0.00	0.99
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/02	< 400,000	0.35 - 0.90	3.00 - 10.00	3.00 - 5.25	2.20 - 4.50	< 2.00	< 1.00	< 0.50	> 0.40
HWEN	Home Financial Bancorp	IN	07/02/96	60,656	0.60	5.49	5.18	4.12	0.49	0.94	0.43	0.62
CIBI	Community Investors Bancorp	OH	02/07/95	120,999	0.78	7.33	3.11	2.24	0.43	0.85	0.00	0.48
AMFC	AMB Financial Corp.	IN	04/01/96	145,965	0.79	9.85	3.23	2.65	1.01	0.83	0.04	0.41
HCFC	Home City Financial Corp.	OH	12/30/96	151,784	0.42	5.44	3.20	2.23	0.16	0.26	0.02	0.66
GTPS	Great American Bancorp	IL	06/30/95	159,450	0.88	8.26	3.64	3.79	1.90	0.01	0.10	0.75
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	211,901	0.74	4.69	3.41	3.06	1.17	0.22	0.00	0.49
FBTC	First BancTrust Corp.	IL	04/19/01	226,194	0.86	7.05	3.63	3.46	1.70	0.99	0.02	0.94
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	242,874	0.85	9.04	3.77	2.99	0.86	0.37	0.00	0.66
FBSI	First Bancshares Inc.	MO	12/22/93	274,302	0.83	8.47	3.21	2.39	0.80	0.66	0.24	0.42
CFSB	Citizens First Financial Corp.	IL	05/01/96	349,515	0.47	5.00	3.25	2.55	0.94	0.99	0.42	0.88
	AVERAGE			194,364	0.72	7.06	3.56	2.95	0.94	0.61	0.13	0.63
	MEDIAN			185,676	0.79	7.19	3.33	2.82	0.90	0.75	0.03	0.64
	HIGH			349,515	0.88	9.85	5.18	4.12	1.90	0.99	0.43	0.94
	LOW			60,656	0.42	4.69	3.11	2.23	0.16	0.01	0.00	0.41

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 42

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	THIRD CENTURY BANCORP	**Franklin**	**IN**	**6**	**-**	**-**	**106,561**	**103,633**	**96,955**	**0**	**78,708**	**8,040**
COMPARABLE GROUP												
AMFC	AMB Financial Corp.	Munster	IN	3	NASDAQ	04/01/96	145,965	132,180	120,209	0	108,334	12,520
CFSB	Citizens First Financial Corp.	Bloomington	IL	5	NASDAQ	05/01/96	349,515	305,785	279,781	0	250,013	32,992
CIBI	Community Investors Bancorp, Inc.	Bucyrus	OH	3	NASDAQ	02/07/95	120,999	115,567	96,004	0	86,105	13,228
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	7	NASDAQ	04/07/99	211,901	174,403	138,380	2,063	131,653	30,145
FBSI	First Bancshares, Inc.	Mountain Grove	MO	10	NASDAQ	12/22/93	274,302	245,700	169,480	515	216,767	27,452
FBTC	First BancTrust Corporation	Paris	IL	3	NASDAQ	04/19/01	226,194	204,254	106,864	0	163,028	26,392
FFBZ	First Federal Bancorp, Inc.	Zanesville	OH	6	NASDAQ	07/13/92	242,874	218,180	212,034	0	165,896	22,264
GTPS	Great American Bancorp, Inc.	Champaign	IL	3	NASDAQ	06/30/95	159,450	144,826	100,772	485	126,664	17,636
HCFC	Home City Financial Corporation	Springfield	OH	2	NASDAQ	12/30/96	151,784	138,326	126,512	311	103,922	11,907
HWEN	Home Financial Bancorp	Spencer	IN	2	NASDAQ	07/02/96	60,656	55,402	47,787	0	38,479	6,921
	Average			4.4			194,364	173,462	139,782	337	139,086	20,146
	Median			3.0			185,676	159,615	123,361	0	129,159	19,950
	High			10.0			349,515	305,785	279,781	2,063	250,013	32,992
	Low			2.0			60,656	55,402	47,787	0	38,479	6,921

EXHIBIT 43

KELLER & COMPANY
Columbus, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

As a Percent of Total Assets

	Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
THIRD CENTURY BANCORP	**106,561**	**5.09**	**0.00**	**90.99**	**0.99**	**0.00**	**0.00**	**3.92**	**18.93**	**0.40**	**97.25**	**85.89**	**0.00**
COMPARABLE GROUP													
AMFC AMB Financial Corp.	145,965	10.87	2.36	82.35	0.41	0.04	0.00	7.39	19.18	0.83	91.87	89.07	0.00
CFSB Citizens First Financial Corp.	349,515	10.95	4.16	80.05	0.88	0.42	0.00	4.85	31.30	0.99	93.96	90.98	0.15
CIBI Community Investors Bancorp	120,999	16.33	1.43	79.34	0.48	0.00	0.00	2.86	5.34	0.85	97.96	89.28	0.00
FBEI First Bancorp of Indiana Inc.	211,901	16.31	12.09	65.30	0.49	0.00	0.97	5.30	3.05	0.22	84.99	77.10	0.16
FBSI First Bancshares Inc.	274,302	24.42	7.59	61.79	0.42	0.24	0.19	5.85	19.26	0.66	91.41	88.59	0.00
FBTC First BancTrust Corp.	226,194	23.02	14.75	57.24	0.94	0.02	0.00	4.99	11.24	0.99	88.59	82.31	0.44
FFBZ First Federal Bancorp Inc.	242,874	8.91	0.12	87.30	0.66	0.00	0.00	3.53	16.53	0.37	93.68	86.33	0.13
GTPS Great American Bancorp	159,450	21.03	10.41	63.20	0.75	0.10	0.30	4.97	17.26	0.01	95.58	89.67	0.09
HCFC Home City Financial Corp.	151,784	8.37	1.82	83.35	0.66	0.02	0.20	4.71	29.58	0.26	92.99	90.92	0.00
HWEN Home Financial Bancorp	60,656	9.78	3.79	78.78	0.62	0.43	0.00	4.96	17.40	0.94	93.15	87.91	0.00
Average	194,364	15.00	5.85	73.87	0.63	0.13	0.17	4.94	17.01	0.61	92.42	87.22	0.10
Median	185,676	13.63	3.97	79.06	0.64	0.03	0.00	4.97	17.33	0.75	93.07	88.83	0.05
High	349,515	24.42	14.75	87.30	0.94	0.43	0.97	7.39	31.30	0.99	97.96	90.98	0.44
Low	60,656	8.37	0.12	57.24	0.41	0.00	0.00	2.86	3.05	0.01	84.99	77.10	0.00
ALL THRIFTS (234)													
Average	3,214,403	15.73	13.00	66.87	0.65	0.12	0.49	3.53	19.85	0.74	91.81	83.26	0.16
MIDWEST THRIFTS (95)													
Average	785,818	15.69	8.25	71.43	0.63	0.17	0.38	3.78	18.36	1.00	93.12	84.82	0.19
INDIANA THRIFTS (24)													
Average	329,486	15.29	6.94	72.22	0.77	0.27	0.22	4.51	17.34	1.51	93.37	85.55	0.12

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 44

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Tangible Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT															
THIRD CENTURY BANCORP		**98,521**	**8,040**	**73.86**	**18.30**	**0.29**	**0.00**	**0.00**	**0.00**	**7.54**	**7.54**	**7.54**	**7.54**	**7.54**	**11.80**
COMPARABLE GROUP															
AMFC	AMB Financial Corp.	133,445	12,520	74.22	14.48	2.73	0.00	8.58	0.00	4.65	8.58	8.58	NA	8.78	15.01
CFSB	Citizens First Financial Corp.	316,523	32,992	71.53	18.30	0.73	0.00	9.44	0.00	4.70	9.44	9.44	NA	NA	13.48
CIBI	Community Investors Bancorp	107,771	13,228	71.16	17.46	0.45	0.00	10.93	0.02	6.57	10.93	10.93	NA	NA	18.64
FBEI	First Bancorp of Indiana Inc.	181,756	30,145	62.13	22.34	1.31	0.00	14.23	(0.03)	8.36	14.23	13.38	12.22	12.39	20.08
FBSI	First Bancshares Inc.	246,850	27,452	79.02	10.63	0.34	0.00	10.01	0.02	5.53	10.01	9.84	7.71	7.80	13.44
FBTC	First BancTrust Corp.	199,802	26,392	72.07	15.69	0.56	0.00	11.67	0.00	7.71	11.67	11.67	NA	NA	21.60
FFBZ	First Federal Bancorp Inc.	220,610	22,264	68.31	21.70	0.83	0.00	9.17	0.00	5.91	9.17	9.17	7.29	7.31	10.69
GTPS	Great American Bancorp	141,814	17,636	79.44	8.15	1.35	0.00	11.06	0.01	1.09	11.06	10.79	NA	NA	14.88
HCFC	Home City Financial Corp.	139,877	11,907	68.47	22.90	0.78	0.00	7.84	0.00	4.56	7.84	7.66	NA	NA	11.62
HWEN	Home Financial Bancorp	53,735	6,921	63.44	24.73	0.42	0.00	11.41	(0.12)	6.44	11.41	11.41	9.61	9.80	14.65
	Average	174,218	20,146	70.98	17.64	0.95	0.00	10.43	(0.01)	5.55	10.43	10.29	9.21	9.22	15.41
	Median	161,785	19,950	71.35	17.88	0.75	0.00	10.47	0.00	5.72	10.47	10.32	8.66	8.78	14.76
	High	316,523	32,992	79.44	24.73	2.73	0.00	14.23	0.02	8.36	14.23	13.38	12.22	12.39	21.60
	Low	53,735	6,921	62.13	8.15	0.34	0.00	7.84	(0.12)	1.09	7.84	7.66	7.29	7.31	10.69
ALL THRIFTS (234)															
	Average	2,955,055	256,903	58.41	29.76	3.77	0.01	7.98	0.05	1.71	7.99	8.43	7.99	7.84	12.28
MIDWEST THRIFTS (95)															
	Average	714,871	70,918	63.54	24.06	3.37	0.00	9.02	(0.09)	3.83	9.02	6.41	6.17	6.41	13.30
INDIANA THRIFTS (24)															
	Average	294,172	35,310	68.51	19.54	1.23	0.00	10.72	0.04	5.15	10.72	9.32	9.45	9.32	16.59

EXHIBIT 45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS

($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																
THIRD CENTURY BANCORP	**6,012**	**1,954**	**4,058**	**200**	**72**	**724**	**0**	**0**	**3,756**	**0**	**826**	**331**	**495**	**0**	**495**	**565**
COMPARABLE GROUP																
AMFC AMB Financial Corp.	8,235	3,903	4,332	214	(122)	1,526	0	(24)	4,012	0	1,753	571	1,182	0	1,182	1,202
CFSB Citizens First Financial Corp.	19,533	8,861	10,672	2,462	1,308	3,259	0	0	8,890	0	2,579	943	1,636	0	1,636	1,636
CIBI Community Investors Bancorp	6,653	2,953	3,700	65	107	522	0	9	2,729	0	1,428	483	945	0	945	945
FBEI First Bancorp of Indiana Inc.	10,422	4,462	5,960	310	1,131	2,240	76	0	5,852	0	2,101	652	1,449	0	1,449	1,408
FBSI First Bancshares Inc.	14,415	6,307	8,108	378	157	2,138	69	(5)	6,437	0	3,588	1,242	2,346	0	2,346	2,244
FBTC First BancTrust Corp.	11,899	4,621	7,278	728	869	3,685	0	118	7,488	0	2,881	932	1,949	0	1,949	1,862
FFBZ First Federal Bancorp Inc.	13,612	5,227	8,385	418	493	2,000	0	0	6,948	314	2,705	933	1,772	0	1,772	1,976
GTPS Great American Bancorp	8,429	2,881	5,548	0	648	3,168	0	0	6,322	0	2,394	924	1,470	0	1,470	1,470
HCFC Home City Financial Corp.	9,171	4,654	4,517	500	17	237	32	0	3,358	0	913	264	649	0	649	638
HWEN Home Financial Bancorp	4,746	1,758	2,988	235	1	301	0	20	2,530	0	525	154	371	0	371	370
Average	10,712	4,563	6,149	531	461	1,908	18	12	5,457	31	2,087	710	1,377	0	1,377	1,375
Median	9,797	4,542	5,754	344	325	2,069	0	0	6,087	0	2,248	788	1,460	0	1,460	1,439
High	19,533	8,861	10,672	2,462	1,308	3,685	76	118	8,890	314	3,588	1,242	2,346	0	2,346	2,244
Low	4,746	1,758	2,988	0	(122)	237	0	(24)	2,530	0	525	154	371	0	371	370
ALL THRIFTS (234)																
Average	158,821	67,055	91,766	5,850	26,604	43,910	910	(102)	73,556	248	64,916	23,517	41,292	193	41,486	35,855
MIDWEST THRIFTS (95)																
Average	41,939	20,758	21,181	1,543	8,658	12,430	151	(14)	18,746	45	13,944	4,775	9,168	(21)	9,146	8,719
INDIANA THRIFTS (24)																
Average	17,991	8,699	9,292	1,154	844	2,642	21	49	7,958	60	3,172	1,009	2,163	(61)	2,103	1,643

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
THIRD CENTURY BANCORP	**5.81**	**1.89**	**3.92**	**0.19**	**0.07**	**0.70**	**0.00**	**0.00**	**3.63**	**0.00**	**0.80**	**0.32**	**0.48**	**0.00**	**0.48**	**0.55**
COMPARABLE GROUP																
AMFC AMB Financial Corp.	5.44	2.58	2.86	0.14	(0.08)	1.01	0.00	(0.02)	2.65	0.00	1.16	0.38	0.78	0.00	0.78	0.79
CFSB Citizens First Financial Corp.	5.61	2.55	3.07	0.71	0.38	0.94	0.00	0.00	2.55	0.00	0.74	0.27	0.47	0.00	0.47	0.47
CIBI Community Investors Bancorp	5.46	2.42	3.03	0.05	0.09	0.43	0.00	0.01	2.24	0.00	1.17	0.40	0.78	0.00	0.78	0.78
FBEI First Bancorp of Indiana Inc.	5.45	2.33	3.11	0.16	0.59	1.17	0.04	0.00	3.06	0.00	1.10	0.34	0.76	0.00	0.76	0.74
FBSI First Bancshares Inc.	5.36	2.35	3.02	0.14	0.06	0.80	0.03	(0.00)	2.39	0.00	1.33	0.46	0.87	0.00	0.87	0.83
FBTC First BancTrust Corp.	5.49	2.13	3.36	0.34	0.40	1.70	0.00	0.05	3.46	0.00	1.33	0.43	0.90	0.00	0.90	0.86
FFBZ First Federal Bancorp Inc.	5.86	2.25	3.61	0.18	0.21	0.86	0.00	0.00	2.99	0.14	1.17	0.40	0.76	0.00	0.76	0.85
GTPS Great American Bancorp	5.05	1.73	3.32	0.00	0.39	1.90	0.00	0.00	3.79	0.00	1.43	0.55	0.88	0.00	0.88	0.88
HCFC Home City Financial Corp.	6.08	3.09	3.00	0.33	0.01	0.16	0.02	0.00	2.23	0.00	0.61	0.18	0.43	0.00	0.43	0.42
HWEN Home Financial Bancorp	7.72	2.86	4.86	0.38	0.00	0.49	0.00	0.03	4.12	0.00	0.85	0.25	0.60	0.00	0.60	0.60
Average	5.75	2.43	3.32	0.24	0.20	0.94	0.01	0.01	2.95	0.01	1.09	0.37	0.72	0.00	0.72	0.72
Median	5.48	2.38	3.09	0.17	0.15	0.90	0.00	0.00	2.82	0.00	1.16	0.39	0.77	0.00	0.77	0.78
High	7.72	3.09	4.86	0.71	0.59	1.90	0.04	0.05	4.12	0.14	1.43	0.55	0.90	0.00	0.90	0.88
Low	5.05	1.73	2.86	0.00	(0.08)	0.16	0.00	(0.02)	2.23	0.00	0.61	0.18	0.43	0.00	0.43	0.42
ALL THRIFTS (234) Average	5.02	2.12	2.90	0.18	0.79	1.39	0.03	(0.00)	2.33	0.01	2.05	0.74	1.31	0.01	1.31	1.10
MIDWEST THRIFTS (95) Average	5.39	2.67	2.72	0.20	1.08	1.60	0.02	(0.00)	2.41	0.01	1.79	0.61	1.18	(0.00)	1.18	1.10
INDIANA THRIFTS (24) Average	5.47	2.64	2.82	0.35	0.25	0.80	0.01	0.01	2.42	0.02	0.96	0.31	0.66	(0.02)	0.64	0.48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
THIRD CENTURY BANCORP		5.98	2.19	3.79	4.04	0.48	0.55	6.22	7.10
COMPARABLE GROUP									
AMFC	AMB Financial Corp.	6.14	3.00	3.14	3.23	0.78	0.79	9.69	9.85
CFSB	Citizens First Financial Corp.	5.95	2.79	3.16	3.25	0.47	0.47	5.00	5.00
CIBI	Community Investors Bancorp	5.60	2.72	2.88	3.11	0.78	0.78	7.33	7.33
FBEI	First Bancorp of Indiana Inc.	5.96	2.83	3.13	3.41	0.76	0.74	4.82	4.69
FBSI	First Bancshares Inc.	5.71	2.61	3.10	3.21	0.87	0.83	8.86	8.47
FBTC	First BancTrust Corp.	5.94	2.48	3.46	3.63	0.90	0.86	7.38	7.05
FFBZ	First Federal Bancorp Inc.	6.12	2.56	3.56	3.77	0.76	0.85	8.11	9.04
GTPS	Great American Bancorp	5.53	2.01	3.52	3.64	0.88	0.88	8.26	8.26
HCFC	Home City Financial Corp.	6.50	3.37	3.13	3.20	0.43	0.42	5.53	5.44
HWEN	Home Financial Bancorp	8.23	3.20	5.03	5.18	0.60	0.60	5.50	5.49
	Average	6.17	2.76	3.41	3.56	0.72	0.72	7.05	7.06
	Median	5.96	2.76	3.15	3.33	0.77	0.79	7.36	7.19
	High	8.23	3.37	5.03	5.18	0.90	0.88	9.69	9.85
	Low	5.53	2.01	2.88	3.11	0.43	0.42	4.82	4.69
ALL THRIFTS (234)									
	Average	5.52	2.50	3.02	3.19	1.31	1.10	16.31	13.67
MIDWEST THRIFTS (95)									
	Average	5.78	3.03	2.74	2.92	1.18	1.10	13.23	12.34
INDIANA THRIFTS (24)									
	Average	5.80	3.01	2.79	3.00	0.64	0.48	5.97	4.47

* Based on average interest-earning assets.

EXHIBIT 48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD					
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)	Total Assets/ Employee ($000)
SUBJECT											
THIRD CENTURY BANCORP		**0.00**	**0.00**	**0.00**	**0.00**	**1.08**	**245.92**	**0.03**	**689.56**	**40.07**	**2,317**
COMPARABLE GROUP											
AMFC	AMB Financial Corp.	0	0.21	1.41	16.61	0.50	36.36	0.02	871.43	32.57	NA
CFSB	Citizens First Financial Corp.	0	0.40	1.67	39.60	1.09	31.99	1.11	78.33	36.56	NA
CIBI	Community Investors Bancorp	0	0.34	2.00	38.37	0.61	57.28	0.02	406.25	33.82	NA
FBEI	First Bancorp of Indiana Inc.	0	0.56	2.73	54.95	0.74	216.81	0.20	112.73	31.03	NA
FBSI	First Bancshares Inc.	0	0.16	0.78	11.35	0.68	63.30	0.11	190.91	34.62	NA
FBTC	First BancTrust Corp.	0	0.40	1.59	21.60	1.96	88.18	0.53	128.40	32.35	NA
FFBZ	First Federal Bancorp Inc.	0	0.23	2.72	42.45	0.75	180.00	0.21	98.35	34.49	3,238
GTPS	Great American Bancorp	0	0.44	1.29	25.14	1.17	NM	0.00	NM	38.60	NA
HCFC	Home City Financial Corp.	0	0.44	2.71	51.76	0.78	235.05	0.01	NM	28.92	NA
HWEN	Home Financial Bancorp	0	0.12	1.94	42.86	0.79	25.61	0.39	121.76	29.33	NA
	Average	0	0.33	1.88	34.47	0.91	103.84	0.26	251.02	33.23	3,238
	Median	0	0.37	1.81	38.99	0.77	63.30	0.16	125.08	33.20	3,238
	High	0	0.56	2.73	54.95	1.96	235.05	1.11	871.43	38.60	3,238
	Low	0	0.12	0.78	11.35	0.50	25.61	0.00	78.33	28.92	3,238
ALL THRIFTS (234)											
	Average	176.94	0.43	1.83	36.78	1.03	155.28	0.23	192.50	31.73	4,418
MIDWEST THRIFTS (95)											
	Average	0.00	0.46	2.15	37.93	0.91	100.66	0.26	216.78	32.33	3,853
INDIANA THRIFTS (24)											
	Average	0.00	0.46	2.17	40.43	1.10	79.31	0.49	194.93	31.69	3,846

EXHIBIT 49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CONCLUSIONS

Mutual Savings Bank
Stock Prices as of February 27, 2004

Valuation assumptions:	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		28.59	18.84	19.28	22.60	17.27
Post conv. price to book value	P/B		67.78%	124.31%	123.29%	164.28%	145.77%
Post conv. price to assets	P/A		10.59%	12.93%	13.19%	16.22%	15.45%
Post conv. price to core earnings	P/E		24.75	18.88	19.39	22.42	17.98
Pre conversion earnings ($)	Y	$	495,000	For the twelve months ended December 31, 2003			
Pre conversion book value ($)	B	$	8,040,000	At December 31, 2003			
Pre conversion assets ($)	A	$	106,561,000	At December 31, 2003			
Pre conversion core earnings ($)		$	565,000	For the twelve months ended December 31, 2003			
Conversion expense ($)	X	$	578,000				
Proceeds not reinvested ($)	Z	$	1,000,000	ESOP shares.			
ESOP borrowings ($)	E	$	1,000,000				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		10				
RRP amount ($)	M	$	500,000				
RRP expense ($)	N	$	100,000				
Tax rate (%)	TAX		34.00%				
Investment rate of return, net (%)	R		0.66%				
Investment rate of return, pretax (%)			1.00%				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E(Y-R(X+Z)-ES-(1-TAX)E/T-(1-TAX)N))}{1-(P/E)R}$ = 12,426,585

2. P/B method: Value = $\frac{P/B(B-X-E-M)}{1-P/B}$ = $ 12,540,095

3. P/A method: Value = $\frac{P/A(A-X)}{1-P/A}$ = $ 12,557,133

VALUATION CORRELATION AND CONCLUSIONS:

	Number of Shares	Price Per Share	TOTAL VALUE
Value - midrange	**1,250,000**	**$10.00**	**$ 12,500,000**
Minimum - 85% of midrange	1,062,500	$10.00	$ 10,625,000
Maximum - 115% of midrange	1,437,500	$10.00	$ 14,375,000
Superrange - 115% of maximum	1,653,125	$10.00	$ 16,531,250

EXHIBIT 50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of February 27, 2004

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
THIRD CENTURY BANCORP															
Value - midpoint	**12.50**	**10.00**	**0.35**	**14.77**	**28.59**	**67.78**	**10.59**	**67.71**	**24.75**	**0.00**	**0.00**	**0.00**	**15.58**	**0.43**	**2.74**
Minimum of range	10.63	10.00	0.42	15.86	23.94	63.06	9.11	63.06	20.68	0.00	0.00	0.00	14.44	0.44	3.05
Maximum of range	14.38	10.00	0.30	13.98	33.70	71.55	11.95	71.55	28.95	0.00	0.00	0.00	16.70	0.41	2.47
Superrange maximum	16.53	10.00	0.25	13.28	39.68	75.29	13.50	75.29	33.97	0.00	0.00	0.00	17.93	0.40	2.22
ALL THRIFTS (234)															
Average	569.69	24.08	1.32	15.62	22.60	164.28	16.22	175.58	22.42	0.45	1.80	42.29	8.20	1.09	13.58
Median	65.19	21.90	1.24	15.01	17.27	145.77	15.45	153.81	17.98	0.41	1.89	33.33	9.44	0.79	8.55
INDIANA THRIFTS (24)															
Average	46.04	19.59	0.84	15.41	22.66	128.66	13.55	131.23	20.25	0.44	2.14	42.57	10.57	0.56	5.25
Median	33.46	20.88	1.24	17.40	15.69	126.51	13.67	127.69	15.70	0.47	2.50	40.86	10.19	0.81	6.95
COMPARABLE GROUP (10)															
Average	24.62	18.99	1.04	15.37	18.84	124.31	12.93	126.07	18.88	0.33	1.88	34.47	10.43	0.72	7.06
Median	27.26	18.81	0.96	15.73	19.28	123.29	13.19	124.49	19.39	0.37	1.81	38.99	10.47	0.79	7.19
COMPARABLE GROUP															
AMFC AMB Financial Corp.	16.14	17.00	1.18	13.19	14.41	128.89	11.06	128.89	14.17	0.21	1.41	16.61	8.58	0.79	9.85
CFSB Citizens First Financial Corp.	36.00	24.00	1.01	22.00	23.76	109.09	10.30	109.09	23.76	0.40	1.67	39.60	9.44	0.47	5.00
CIBI Community Investors Bancorp	18.63	17.00	0.86	12.14	19.77	140.03	15.31	140.03	19.77	0.34	2.00	38.37	10.93	0.78	7.33
FBEI First Bancorp of Indiana Inc.	33.75	20.85	0.91	18.72	22.91	111.38	15.84	119.55	23.69	0.56	2.73	54.95	14.23	0.74	4.69
FBSI First Bancshares Inc.	34.36	20.63	1.41	16.47	14.63	125.23	12.53	127.63	15.28	0.16	0.78	11.35	10.01	0.83	8.47
FBTC First BancTrust Corp.	31.51	25.20	1.62	21.11	15.56	119.37	13.93	119.37	16.26	0.40	1.59	21.60	11.67	0.86	7.05
FFBZ First Federal Bancorp Inc.	28.81	8.83	0.53	6.61	16.66	133.59	11.86	133.59	14.97	0.23	2.72	42.45	9.17	0.85	9.04
GTPS Great American Bancorp	25.70	34.00	1.75	23.33	19.43	145.74	16.12	149.85	19.43	0.44	1.29	25.14	11.06	0.88	8.26
HCFC Home City Financial Corp.	12.91	16.25	0.85	14.99	19.12	108.41	8.50	111.30	19.35	0.44	2.71	51.76	7.84	0.42	5.44
HWEN Home Financial Bancorp	8.39	6.19	0.28	5.10	22.10	121.35	13.84	121.35	22.10	0.12	1.94	42.86	11.41	0.60	5.49

EXHIBIT 51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Mutual Savings Bank
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value	$	10,625,000
Less: Estimated conversion expenses		542,000
Net conversion proceeds	$	10,083,000

2. Generation of Additional Income

Net conversion proceeds	$	10,083,000
Less: Proceeds not invested [1]		850,000
Total conversion proceeds invested	$	9,233,000
Investment rate		0.66%
Earnings increase - return on proceeds invested	$	60,938
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		56,100
Less: RRP expense, net of taxes		56,100
Net earnings increase	$	-51,262

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	495,000	565,000
Net earnings increase		(51,262)	(51,262)
After conversion	$	443,738	513,738

4. Comparative Net Worth [2]

Before conversion - 12/31/03	$	8,040,000
Conversion proceeds		8,808,000
After conversion	$	16,848,000

5. Comparative Net Assets

Before conversion - 12/31/03	$	106,561,000
Conversion proceeds		10,083,000
After conversion	$	116,644,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Mutual Savings Bank
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value	$	12,500,000
Less: Estimated conversion expenses		578,000
Net conversion proceeds	$	11,922,000

2. Generation of Additional Income

Net conversion proceeds	$	11,922,000
Less: Proceeds not invested (1)		1,000,000
Total conversion proceeds invested	$	10,922,000
Investment rate of return		0.66%
Earnings increase - return on proceeds invested	$	72,085
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		66,000
Less: RRP expense, net of taxes		66,000
Net earnings increase	$	-59,915

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	495,000	565,000
Net earnings increase		(59,915)	(59,915)
After conversion	$	435,085	505,085

4. Comparative Net Worth (2)

Before conversion - 12/31/03	$	8,040,000
Conversion proceeds		10,422,000
After conversion	$	18,462,000

5. Comparative Net Assets

Before conversion - 12/31/03	$	106,561,000
Conversion proceeds		11,922,000
After conversion	$	118,483,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Mutual Savings Bank
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value	$	14,375,000
Less: Estimated conversion expenses		598,000
Net conversion proceeds	$	13,777,000

2. Generation of Additional Income

Net conversion proceeds	$	13,777,000
Less: Proceeds not invested [1]		1,150,000
Total conversion proceeds invested	$	12,627,000
Investment rate		0.66%
Earnings increase - return on proceeds invested	$	83,338
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		75,900
Less: RRP expense, net of taxes		75,900
Net earnings increase	$	-68,462

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	495,000	565,000
Net earnings increase		(68,462)	(68,462)
After conversion	$	426,538	496,538

4. Comparative Net Worth [2]

Before conversion - 12/31/03	$	8,040,000
Conversion proceeds		12,052,000
After conversion	$	20,092,000

5. Comparative Net Assets

Before conversion - 12/31/03	$	106,561,000
Conversion proceeds		13,777,000
After conversion	$	120,338,000

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Mutual Savings Bank
At the MAXIMUM, AS ADJUSTED

1. Gross Conversion Proceeds

Superrange market value	$	16,531,250
Less: Estimated conversion expenses		630,000
Net conversion proceeds	$	15,901,250

2. Generation of Additional Income

Net conversion proceeds	$	15,901,250
Less: Proceeds not invested [1]		1,322,500
Total conversion proceeds invested	$	14,578,750
Investment rate		0.66%
Earnings increase - return on proceeds invested	$	96,220
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		87,285
Less: RRP expense, net of taxes		87,285
Net earnings increase	$	-78,350

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/03	$	495,000	565,000
Net earnings increase		(78,350)	(78,350)
After conversion	$	416,650	486,650

4. Comparative Net Worth [2]

Before conversion - 12/31/03	$	8,040,000
Conversion proceeds		13,917,500
After conversion	$	21,957,500

5. Comparative Net Assets

Before conversion - 12/31/03	$	106,561,000
Conversion proceeds		15,901,250
After conversion	$	122,462,250

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

			Premium or (discount) from comparable group.	
	Mutual		Average	Median
Midpoint:				
Price/earnings	28.59 x		51.81%	48.34%
Price/book value	67.78 %	*	(45.48)%	(45.03)%
Price/assets	10.59 %		(18.07)%	(19.66)%
Price/tangible book value	67.71 %		(46.29)%	(45.61)%
Price/core earnings	24.75 x		31.10%	27.63%
Minimum of range:				
Price/earnings	23.94 x		27.13%	24.22%
Price/book value	63.06 %	*	(49.27)%	(48.85)%
Price/assets	9.11 %		(27.42)%	(30.91)%
Price/tangible book value	63.06 %		(49.98)%	(49.34)%
Price/core earnings	20.68 x		9.55%	6.66%
Maximum of range:				
Price/earnings	33.70 x		78.93%	74.85%
Price/book value	71.55 %	*	(42.44)%	(41.97)%
Price/assets	11.95 %		(7.61)%	(9.40)%
Price/tangible book value	71.55 %		(43.25)%	(42.53)%
Price/core earnings	28.95 x		53.36%	49.31%
Super maximum of range:				
Price/earnings	39.68 x		110.65%	105.84%
Price/book value	75.29 %	*	(39.43)%	(38.93)%
Price/assets	13.50 %		4.41%	2.38%
Price/tangible book value	75.29 %		(40.28)%	(39.52)%
Price/core earnings	33.97 x		79.94%	75.19%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a full service consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. The firm consults primarily in the areas of regulatory and compliance matters, financial analysis and strategic planning, stock valuations and appraisals, mergers and acquisitions, mutual to stock conversions, conversion/mergers and branching. Since its inception in 1985, KELLER & COMPANY has provided a wide range of consulting services to over 150 financial institutions including thrifts, banks, mortgage companies and holding companies located in twenty-three states, extending from Oregon to Massachusetts. KELLER & COMPANY is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over twenty-two years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of KELLER & COMPANY to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, KELLER & COMPANY has become one of the leading consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over twenty-four years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from Wooster College with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over twenty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

JAMES E. CAMPBELL has over twenty-five years experience in the banking and thrift industry. He served in upper management and was involved in asset and liability management, lending policy, retail management, public policy and Community Reinvestment Act policy.

From 1969 to 1991, Mr. Campbell was employed by National City Bank of Columbus, Ohio. He was appointed Executive Vice President of the Retail Banking Group in 1984. He had management responsibility for 135 banking officers with over 1,500 associates in Central and Southern Ohio. He also managed the consumer and real estate functions of the Bank.

Mr. Campbell became Chairman, President and Chief Executive Officer of Jefferson Savings Bank, West Jefferson, Ohio in 1993 and remained with them until the bank was sold in 1997.

Mr. Campbell graduated from Stonier School of Bank, Rutgers University in 1979.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

March 17, 2004
Date

[signature]
Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Mutual Savings Bank, Franklin, Indiana, in the amount of $28,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 17th day of March 2004.

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/07

NOTARY PUBLIC